                                                Filed pursuant to Rule 424(b)(4)
                                                   Registration Number 333-53475

PROSPECTUS

                               10,000,000 Shares

                        (ALLEGIANCE TELECOM, INC. LOGO)
                                  COMMON STOCK
                            ------------------------

 ALL OF THE 10,000,000 SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY
  THE COMPANY. OF THE 10,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 7,600,0000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY
   THE U.S. UNDERWRITERS (THE "U.S. OFFERING") AND 2,400,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
UNDERWRITERS (THE "INTERNATIONAL OFFERING," AND TOGETHER WITH THE U.S. OFFERING,
                  THE "EQUITY OFFERING"). SEE "UNDERWRITERS."

  PRIOR TO THE EQUITY OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON
    STOCK OF THE COMPANY. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS
          CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. CONCURRENT WITH THE EQUITY OFFERING, THE COMPANY WILL MAKE A PUBLIC OFFERING OF
 $205.0 MILLION PRINCIPAL AMOUNT ($200.9 MILLION GROSS PROCEEDS) OF ITS 12 7/8% SENIOR NOTES DUE 2008 (THE "DEBT OFFERING"). THE CLOSING OF THE DEBT OFFERING IS
  CONDITIONED UPON THE CLOSING OF THE EQUITY OFFERING, BUT THE CLOSING OF THE
   EQUITY OFFERING IS NOT CONDITIONED UPON THE CLOSING OF THE DEBT OFFERING.
                            ------------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
        ISSUANCE, ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ALGX."
                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD
                     BE CONSIDERED BY PROSPECTIVE INVESTORS
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $15.00 A SHARE
                            ------------------------

                                                                       UNDERWRITING
                                        PRICE TO                       DISCOUNTS AND                     PROCEEDS TO
                                         PUBLIC                       COMMISSIONS(1)                     COMPANY(2)
                                        --------                      --------------                     -----------
Per Share..................              $15.00                            $1.05                           $13.95
Total(3)(4)................           $150,000,000                      $10,500,000                     $139,500,000

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (2) Before deducting expenses payable by the Company estimated at $750,000.
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $172,500,000, $12,075,000 and $160,425,000, respectively. See "Underwriters."
    (4) Up to 1,050,000 shares of Common Stock have been reserved for sale, at the initial public offering price, to directors, officers, employees and business associates and other persons having relationships with the Company. See "Underwriters."
                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the shares will be made on or about July 7, 1998 in New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                           Joint Bookrunning Managers

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY
                            ------------------------

DONALDSON, LUFKIN & JENRETTE
         Securities Corporation

                                          GOLDMAN, SACHS & CO.

                                                         WARBURG DILLON READ LLC
June 30, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    4
Risk Factors...........................   10
Use of Proceeds........................   25
Dividend Policy........................   25
Dilution...............................   26
Capitalization.........................   27
Selected Financial Data................   28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   31
Business...............................   37
Management.............................   56
Certain Relationships and Related
  Transactions.........................   66

                                         PAGE
                                         ----
Security Ownership of Certain
  Beneficial Owners and Management.....   67
Description of Certain Indebtedness....   68
Description of Capital Stock...........   70
Shares Eligible for Future Sale........   73
Certain United States Federal Income
  Tax Consequences to Non-United States
  Holders..............................   75
Underwriters...........................   78
Legal Matters..........................   81
Experts................................   81
Additional Information.................   82
Index to Consolidated Financial
  Statements...........................  F-1

                            ------------------------

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ALL STATEMENTS REGARDING THE COMPANY'S AND ITS SUBSIDIARIES' EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY AND ITS SUBSIDIARIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS" HEREIN. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ITS SUBSIDIARIES OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED BY THE CAUTIONARY STATEMENTS.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to "Allegiance" and the "Company" refer to Allegiance Telecom, Inc., a Delaware corporation, and its subsidiaries. Unless otherwise indicated, the information contained in this Prospectus: (i) assumes no exercise of the U.S. Underwriters' over-allotment option and (ii) gives effect to a 426.2953905-for-one stock split of the Company's Common Stock. Certain information contained in this summary and elsewhere in this Prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. Prospective investors should carefully consider the factors set forth under "Risk Factors" and are urged to read this Prospectus in its entirety.

                                  THE COMPANY

     Allegiance Telecom, Inc. seeks to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. As a competitive local exchange carrier ("CLEC"), Allegiance anticipates offering an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. The Company was founded in April 1997 by a management team led by Royce J. Holland, the former president, chief operating officer and co-founder of MFS Communications Company, Inc. ("MFS"), and Thomas
M. Lord, former managing director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries. The Company's initial equity financing of approximately $50.1 million has been provided by this management team and Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, Frontenac Company and Battery Ventures.

     The Company believes that the Telecommunications Act of 1996 (the "Telecommunications Act"), by opening the local exchange market to competition, has created an attractive opportunity for new facilities-based CLECs like the Company. Most importantly, the Telecommunications Act stated that CLECs should be able to acquire the unbundled network elements ("UNEs") from the incumbent local exchange carriers ("ILECs"), which are necessary for the cost-effective provision of service. As such, the Telecommunications Act will enable the Company to deploy digital switching platforms with local and long distance capability and initially lease fiber trunking capacity from the ILECs and other CLECs to connect the Company's switch with its transmission equipment collocated in ILEC central offices. Thereafter, the Company plans to lease capacity or overbuild specific network segments as economically justified by traffic volume growth. Management believes that pursuing this "smart build" approach should:
(i) accelerate market entry by 9 to 18 months by deferring the need for city franchises, rights-of-way and building access; (ii) reduce initial capital requirements for individual market entry prior to revenue generation, allowing the Company to focus its capital resources on the critical areas of sales, marketing, and operations support systems ("OSS"); (iii) provide for ongoing capital expenditures on a "success basis" as demand dictates; and (iv) allow the Company to address attractive service areas selectively throughout its targeted markets.

     Allegiance is currently developing tailored systems and procedures for OSS and other back office systems that it believes will provide the Company with a significant competitive advantage in terms of cost, processing large order volumes and customer service. These systems are required to enter, schedule, provision and track a customer's order from the point of sale to the installation and testing of service and also include or interface with trouble management, inventory, billing, collection and customer service systems. The legacy systems currently employed by many ILECs, CLECs and long distance carriers, which systems were developed prior to the passage of the Telecommunications Act, generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it also creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer churn and significant added expenses due to duplicated efforts and the need to correct service and billing problems. The Company believes that the practical problems and costs of upgrading legacy systems are often prohibitive for companies whose existing systems support a large number of customers with ongoing service.

     Allegiance plans to deploy networks in 24 Tier I markets. The Company estimates that these 24 markets will include 18 basic trading areas ("BTAs") with more than 20 million non-residential access lines, representing approximately 44.7% of the total non-residential access lines in the U.S. With a network deployment and end user, direct sales marketing strategy focusing on the central business districts and suburban commercial districts in these areas, Allegiance plans to address a majority of the non-residential access lines in most of its targeted markets. The Company plans to deploy its networks principally in two phases of development. The first, or Phase I, is to offer services in 12 of the largest metropolitan areas in the U.S., which the Company believes include approximately 26.0% of the nation's total non-residential access lines. Allegiance is currently operational in three Phase I markets: New York City, Dallas and Atlanta; and is in the process of deploying networks in six additional Phase I markets: Chicago, Los Angeles, San Francisco, Boston, Fort Worth and Washington, D.C. In each of these markets, the Company will use a Lucent Technologies, Inc. ("Lucent") Series 5ESS(R)-2000 digital switch, which provides local and long distance functionality. With the proceeds from the Offerings (as defined herein) and the funds expected to be available under the Vendor Financing (as defined herein), the Company intends to begin network development in its Phase II markets. These additional 12 markets are estimated to encompass approximately 18.7% of the total non-residential access lines in the U.S. Management expects to commence network deployment in these cities in 1999, with service anticipated to begin during 1999 and 2000.

     As of June 25, 1998, the Company has sold 18,858 lines to 1,120 customers, of which 10,993 lines for 688 customers were in service as of such date.

BUSINESS STRATEGY

     To accomplish its goal of becoming a premier provider of telecommunications services to business, government, and other institutional users in U.S. metropolitan areas, the Company has developed an end-user-focused business strategy designed to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of this strategy include the following:

     Leverage Proven Management Team. The Company's veteran management team has extensive experience and past successes in the CLEC industry, and the Company believes that its ability to combine and draw upon the collective talent and expertise of its senior management gives it a competitive advantage in the effective and efficient execution of network deployment, sales, provisioning, service installation, billing and collection, and customer service functions. Allegiance's Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries, including as president, chief operating officer, and co-founder of MFS. Under his leadership, MFS grew from a start-up operation to become the largest CLEC with approximately $1.1 billion in revenues before its acquisition by WorldCom, Inc. ("WorldCom") in 1996. Other key Allegiance executives have significant experience in the critical functions of network operations, sales and marketing, back office and OSS, finance and regulatory affairs.

     Target End Users with Integrated Service Offerings. Allegiance plans to focus principally on end user customers in the business, government and other institutional market segments. The majority of these customers are expected to be small and medium-sized businesses, to which the Company will offer "one-stop shopping" consisting of a comprehensive package of communications services with convenient integrated billing and a single point of contact for sales and service. For large businesses and government and other institutional users, which typically obtain telecommunications services from a variety of suppliers, the Company will focus primarily on capturing a significant portion of these customers' local exchange, intraLATA toll and data traffic. Although the Company will principally target end-users in markets where it believes it can achieve significant market penetration by providing superior customer care at competitive prices, the Company may augment its core business strategy by selectively supplying wholesale services including equipment collocation and facilities management services to Internet service providers ("ISPs").

     Offer Data, Internet, and Enhanced Services to Enhance Market Penetration and Reduce Churn. The Company believes it can accelerate new account penetration and reduce customer churn by offering Local Area Network ("LAN") interconnection, frame relay, Internet services, Integrated Services Digital Network ("ISDN"), Digital Subscriber Line ("DSL"), Web page design, Web server hosting, and other enhanced services not generally available from the ILECs (or available only at high prices) in conjunction with traditional local and long distance services. This strategy has been successfully employed by certain CLECs, and Allegiance's management team has extensive experience in providing these types of enhanced services.

     Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. Allegiance plans to deploy digital switching platforms with local and long distance capability and initially lease fiber trunking capacity from the ILECs and other CLECs to connect the Company's switch with its transmission equipment collocated in ILEC central offices. Thereafter, Allegiance may evolve its networks to the next stage of the "smart build" strategy where Allegiance plans to lease dark fiber or overbuild specific network segments as economically justified by traffic volume growth. Allegiance expects that this "smart build" strategy will allow entry into a new market in a six- to nine-month time frame as compared to the 18 to 24 months required to construct a metropolitan area fiber network under the "build first, sell later" approach required before the Telecommunications Act established a framework for CLECs to acquire unbundled network elements. The Company believes that this "smart build" approach has the additional advantage of reducing up-front capital requirements. This "smart build" strategy is currently being implemented by the Company in all its networks where it is leasing high capacity circuits to connect the ILEC central offices with the Company's switches. In New York City, the Company is moving to the next stage of its "smart-build" strategy, where the Company will lease from Metromedia Fiber Network, Inc. ("MFN"), a thirty-mile dark fiber ring in Manhattan that extends into Brooklyn.

     Achieve Broad Coverage of Attractive Areas within Each Targeted Market. As a result of the substantial up-front capital requirements necessary to construct metropolitan area fiber networks, CLECs have traditionally limited their initial network buildout to highly concentrated downtown areas, thereby limiting their ability to provide service to customers in other attractive, but geographically dispersed, portions of their targeted markets. The Company intends to leverage the benefits of using a "smart build" strategy by selectively deploying its facilities to address attractive service areas throughout each target market in order to optimize the Company's penetration. Prior to entering a market, Allegiance prepares a detailed, "bottoms-up" analysis of that market's local exchange areas using Federal Communications Commission ("FCC") and demographic data. The Company uses this analysis, together with estimates of the costs and potential benefits of addressing particular service areas, to identify attractive areas, determine the optimal concentration of areas to be served and develop its schedule for network deployment and expansion.

     Maximize Operating Margins by Emphasizing Facilities-Based
Services. Allegiance believes that facilities-based solutions where the Company provides local exchange, local access, and long distance using its own facilities should generate significantly higher gross network margins than could be obtained by reselling such services. As a result, Allegiance plans to deploy its marketing activities in areas where it can serve customers through a direct connection using unbundled loops or high capacity circuits connected to Allegiance's facilities collocated in ILEC central offices. The Company plans to resell ILEC services only in order to provide comprehensive geographical service coverage to customers with multiple on-net sites (which can be addressed by the Company's facilities-based services) and a few off-net sites (which can be addressed only by the Company's reselling ILEC services).

     Build Market Share by Focusing on Direct Sales. The Company believes that the key to achieving its goals is the capturing and retaining of customers through direct sales, a full suite of turn-key product offerings and personalized customer care. Management believes that its targeted small and medium-sized business customers have been neglected by the ILECs with respect to these functions. The Company's sales management team is composed of executives with experience in managing a large number of direct sales specialists in the telecommunications and data networking industries. Additionally, the Company believes it will be able to attract and retain highly qualified sales and support personnel by offering them the opportunity to: (i) work with an experienced and success-proven management team in building a developing, entrepreneurial company; (ii) market a comprehensive set of products and services and customer care options;

and (iii) participate in the potential economic returns made available through a results-oriented compensation package emphasizing sales commissions and stock options.

     Develop Efficient Automated Back Office Systems. Unburdened by existing legacy OSS, Allegiance is focusing on developing, acquiring and integrating back office systems to facilitate a smooth, efficient order management, provisioning, trouble management, billing and collection, and customer service process. To address this critical issue, the Company has hired a team of engineering and information technology professionals experienced in the CLEC industry. This team will work to develop, with the assistance of key third party vendors, OSS that will synchronize multiple tasks such as provisioning, customer service and billing and provide management with timely operating and financial data to most efficiently direct network, sales and customer service resources. The Company intends to work actively toward "electronic bonding" between the Allegiance OSS and those of the ILEC, which would permit creation of service requests on-line. Allegiance believes that these back office systems, once developed, will provide it with a significant competitive advantage in terms of cost, processing large order volumes and customer service as compared to companies using legacy systems.

     Expand Customer Base Through Potential Acquisitions. The Company believes that strategic acquisitions may produce a number of benefits, including acceleration of market penetration, providing a customer base for cross-selling additional services, acquiring experienced management and improving margins by migrating resold services to the Company's network facilities.

                                 FINANCING PLAN

     Allegiance's financing plan is predicated on the pre-funding of each market's expansion to the point at which such market's operating cash flow is sufficient to fund its operating costs and capital expenditures ("Positive Free Cash Flow"). This approach is designed to allow the Company to be opportunistic and raise capital on favorable terms and conditions.

     To pre-fund each Phase I market's expansion to Positive Free Cash Flow, the Company consummated the following transactions:

          (i) the Company received equity contributions (the "Equity Contributions") aggregating approximately $50.1 million, of which approximately $47.6 million was from affiliates of four private equity investment funds with extensive experience in financing telecommunications companies (Morgan Stanley Capital Partners, Madison Dearborn Capital Partners, Frontenac Company, and Battery Ventures (such affiliates collectively, the "Fund Investors")) and approximately $2.5 million was from certain members of the Allegiance management team (the "Management Investors"); and

          (ii) the Company received approximately $240.7 million of net proceeds, after deducting estimated underwriting discounts and commissions and other expenses payable by the Company, from the sale of 445,000 units (the "Units"), consisting in the aggregate of $445.0 million principal amount at maturity of the Company's 11 3/4% Senior Discount Notes due 2008 (the "11 3/4% Notes") and 445,000 warrants (the "Warrants") to purchase an aggregate of 649,248 shares of Common Stock (the "Unit Offering").

     Since completion of the Unit Offering, the Company has increased the scope of its business plan to accommodate (i) an expansion of the Company's network buildout in certain Phase I markets to include additional central offices, thereby giving the Company access to a larger number of potential customers in those markets, (ii) an accelerated and expanded deployment of data, Internet and enhanced services in the Company's markets and (iii) the acceleration of network deployment in Phase II markets.

     The Company estimates that its cumulative cash requirements to fund its modified business plan, including pre-funding each Phase I and Phase II market's expansion to Positive Free Cash Flow, will be between $650 million and $700 million. To finance this modified business plan, the Company intends to consummate the following transactions:

          (i) the Company is offering 10,000,000 shares of its Common Stock hereby; and

          (ii) the Company is offering $205.0 million aggregate principal amount ($200.9 million gross proceeds) of 12 7/8% Senior Notes due 2008 (the "Notes"), of which approximately $68.9 million will be used to purchase a portfolio of pledged securities, consisting of U.S. government securities, that will be pledged as security for the first six scheduled interest payments on the Notes (the "Debt Offering" and together with the Equity Offering, the "Offerings"). Interest on the Notes will be payable semiannually in cash on November 15 and May 15 of each year, commencing November 15, 1998. See "Description of Certain Indebtedness -- Debt Offering."

     The closing of the Debt Offering is conditioned upon the closing of the Equity Offering, but the closing of the Equity Offering is not conditioned upon the closing of the Debt Offering. There can be no assurance that the Debt Offering will be consummated.

     The Company is seeking to obtain approximately $100.0 million of equipment lease or vendor financing (the "Vendor Financing") for the acquisition of digital switches, software, electronics and associated transmission equipment. The amount of Vendor Financing the Company will ultimately seek to obtain will depend on a number of factors including the terms and conditions thereof, the availability and terms of other financing and the Company's ability to acquire digital switches, software, electronics and associated transmission equipment in connection with the acquisition of other companies for Common Stock. There can be no assurance that the Vendor Financing will be available on terms acceptable to the Company or at all.

     The Company believes, based on its modified business plan, that the net proceeds from the Offerings, together with cash on hand (including proceeds from the Equity Contributions and the Unit Offering) and funding expected to be available under the Vendor Financing will be sufficient to pre-fund its Phase I and Phase II market deployment to Positive Free Cash Flow. If the Company consummates the Equity Offering but not the Debt Offering or the Vendor Financing, the Company intends to modify its deployment schedule by developing only five to seven Phase II markets. If the Company consummates both the Equity and Debt Offerings, but the Vendor Financing is not obtained, the Company intends to modify its deployment schedule by developing only eight to ten Phase II markets. In each such case, the Company would delay deployment of networks in the remaining Phase II markets until it obtains additional financing on acceptable terms and conditions.

     The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimates as a result of, among other things, the demand for the Company's services and regulatory, technological and competitive developments (including additional market developments and new opportunities) in the Company's industry. The Company also expects that it will require additional financing (or require financing sooner than anticipated) if:
(i) the Company's development plans or projections change or prove to be inaccurate; (ii) the Company engages in any acquisitions; (iii) the Vendor Financing is not obtained on a timely basis or at all; or (iv) the Company alters the schedule or targets of its roll-out plan, or in the event the Debt Offering is not consummated, the Company accelerates the implementation of its network deployment in the remaining Phase II markets. Sources of additional financing may include commercial bank borrowings, vendor financing, or the private or public sale of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company or at all. See "Risk Factors -- Significant Capital Requirements; Uncertainty of Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                              RECENT DEVELOPMENTS

     In February 1998, the Company hired C. Daniel Yost to serve as its President and Chief Operating Officer. Mr. Yost brings to the Company over 26 years of experience in the telecommunications industry, most recently as President and Chief Operating Officer for U.S. Operations of NETCOM On-Line Communications Services, Inc., a leading Internet service provider. Mr. Yost also serves as a member of the Company's Board of Directors.

     In March 1998, Reed E. Hundt was elected to the Company's Board of Directors. Mr. Hundt served as the chairman of the Federal Communications Commission from 1993 to 1997. See "Management."

                              THE EQUITY OFFERING

Common Stock offered by the Company:
  U.S. Offering....................................   7,600,000  shares
  International Offering...........................   2,400,000  shares
                                                     ----------
          Total....................................  10,000,000  shares
                                                     ==========
Common Stock to be outstanding after the Equity
  Offering.........................................  50,341,554  shares(1)

Debt Offering......................    Concurrently with the Equity Offering,
                                       the Company will make a public offering
                                       of $205.0 million principal amount of
                                       Notes. The closing of the Debt Offering
                                       is conditioned upon the closing of the
                                       Equity Offering, but the closing of the
                                       Equity Offering is not conditioned upon
                                       the closing of the Debt Offering and
                                       there can be no assurance that the Debt
                                       Offering will be consummated. See
                                       "Description of Certain Indebtedness."

Use of Proceeds....................    The Company intends to use the net
                                       proceeds from the Offerings, together
                                       with the remaining proceeds from the
                                       Equity Contributions and the Unit
                                       Offering and the funding expected to be
                                       available under the Vendor Financing, to fund the cost of deploying networks in its remaining Phase I and Phase II markets and the operation of those networks to Positive Free Cash Flow, including the costs to develop, acquire, and integrate the necessary OSS and other back office systems. If the Company consummates the Equity Offering but not the Debt Offering or the Vendor
                                       Financing, the Company intends to modify its deployment schedule by developing only five to seven Phase II markets. If the Company consummates both the Equity and Debt Offerings, but the Vendor
                                       Financing is not obtained, the Company
                                       intends to modify its deployment schedule by developing only eight to ten Phase II markets. In each such case, the Company would delay deployment of networks in the remaining Phase II markets until it obtains additional financing on acceptable terms and conditions. In addition, a portion of such proceeds may be used to fund acquisitions or the deployment of networks and operating costs in other markets. See "Use of Proceeds."

Nasdaq National Market Symbol......    "ALGX"
---------------

(1) Based upon 40,341,554 shares of Common Stock outstanding immediately prior to the Equity Offering (giving effect to the conversion of the Company's outstanding 12% Cumulative Convertible Preferred Stock (the "Redeemable Convertible Preferred Stock") into Common Stock in connection with the Equity Offering) and assumes the U.S. Underwriters' over-allotment option is not exercised. Excludes 886,594 shares reserved for issuance upon the exercise of options granted and 649,248 shares reserved for issuance upon the exercise of outstanding warrants. Also excludes 3,806,658 shares and 2,305,718 shares which, prior to the consummation of the Equity Offering, will be reserved under the Company's 1998 Stock Plan and Stock Purchase Plan (each as defined herein), respectively. See "Management -- Stock Plans" and "Description of Capital Stock."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors relating to the Company, its business, and an investment in the Common Stock. Prior to purchasing any of the Common Stock offered hereby, prospective purchasers should carefully consider such risk factors in addition to the other information contained in this Prospectus.

                                  RISK FACTORS

     Prior to purchasing any of the Common Stock offered hereby, prospective purchasers should carefully consider the following risk factors in addition to the other information contained in this Prospectus.

LIMITED HISTORY OF OPERATIONS; HISTORICAL AND ANTICIPATED FUTURE NEGATIVE EBITDA AND OPERATING LOSSES

     The Company was formed in April 1997 and has generated operating losses and negative cash flow from its limited operating activities to date. The Company's primary activities have consisted of the procurement of governmental authorizations, the acquisition of equipment and facilities, the hiring of management and other key personnel, the raising of capital, the development, acquisition and integration of OSS and other back office systems and the negotiation of interconnection agreements. As of June 25, 1998, the Company has sold 18,858 lines to 1,120 customers, of which 10,993 lines for 688 customers were in service as of such date. As a result of the Company's limited operating history, prospective investors have limited operating and financial data about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. The Company's ability to provide "one-stop shopping" bundled telecommunications services on a widespread basis and to generate operating profits and positive operating cash flow will depend on its ability, among other things, to: (i) develop its operational support and other back office systems; (ii) obtain state authorizations to operate as a CLEC and any other required governmental authorizations; (iii) attract and retain an adequate customer base; (iv) raise additional capital; (v) attract and retain qualified personnel; and (vi) enter into and implement interconnection agreements with ILECs. See "Business -- Business Strategy." There can be no assurance that it will be able to achieve any of these objectives, generate sufficient revenues to make principal and interest payments on its indebtedness or compete successfully in the telecommunications industry.

     The development of the Company's business and the deployment of its services and systems will require significant capital expenditures, a substantial portion of which will need to be incurred before the realization of significant revenues. The Company expects to continue to generate negative earnings before interest, income taxes, depreciation and amortization ("EBITDA") while it emphasizes development, construction, and expansion of its telecommunications services business and until the Company establishes a sufficient revenue-generating customer base. For the three months ended March 31, 1998 and from inception (April 22, 1997) through December 31, 1997, the Company had operating losses of $5.9 million and $3.8 million, net losses (after accreting redeemable preferred stock and warrant values) of $13.7 million and $7.5 million and negative EBITDA of $5.7 million and $3.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company expects that each targeted market will generally produce negative EBITDA for at least two to three years after operations commence in such market, and the Company expects to experience increasing operating losses and negative EBITDA as it expands its operations. There can be no assurance that the Company will achieve or sustain profitability or generate sufficient EBITDA to meet its working capital and debt service requirements, which could have a material adverse effect on the Company. See "-- Substantial Leverage; Possible Inability to Service Indebtedness."

SIGNIFICANT CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FINANCING

     The expansion and development of the Company's business and deployment of its networks, services and systems will require significant capital to fund capital expenditures, working capital, debt service and cash flow deficits. The Company's principal capital expenditure requirements involve the purchase and installation of collocation equipment, network switches and switch electronics and network operations center expenditures. The Company estimates, based on its current business plan, that its aggregate capital requirements (including requirements to fund capital expenditures, working capital, debt service and cash flow deficits) to fund the deployment and operation of its networks in all Phase I and Phase II markets to Positive Free Cash Flow will total between $650 million and $700 million. Actual capital requirements may vary based upon the timing and success of the Company's implementation of its business plan.

     Since the completion of the Unit Offering, the Company has increased the scope of its business plan to accommodate (i) an expansion of the Company's network buildout in certain Phase I markets to include additional central offices, thereby giving the Company access to a larger number of potential customers in those markets, (ii) an accelerated and expanded deployment of data, Internet and enhanced services in the Company's markets, and
(iii) the acceleration of network deployment in Phase II markets. The Company believes, based on its modified business plan, that the net proceeds from the Offerings, together with cash on hand (including proceeds from the Equity Contributions and the Unit Offering), and funding expected to be available under the Vendor Financing will be sufficient to pre-fund its Phase I and Phase II market deployment to Positive Free Cash Flow. If the Company consummates the Equity Offering but not the Debt Offering or the Vendor Financing, the Company intends to modify its deployment schedule by developing only five to seven Phase II markets. If the Company consummates both the Equity and Debt Offerings, but the Vendor Financing is not obtained, the Company intends to modify its deployment schedule by developing only eight to ten Phase II markets. In each such case, the Company would delay deployment of networks in the remaining Phase II markets until it obtains additional financing on acceptable terms and conditions. There can be no assurance that the Vendor Financing will be available on terms acceptable to the Company or at all.

     The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimates as a result of, among other things, the demand for the Company's services and regulatory, technological and competitive developments (including additional market developments and new opportunities) in the Company's industry. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology, and increased competition. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. The Company also expects that it will require additional financing (or require financing sooner than anticipated) if:
(i) the Company's development plans or projections change or prove to be inaccurate; (ii) the Company engages in any acquisitions; (iii) the Vendor Financing is not obtained on a timely basis or at all; or (iv) the Company alters the schedule or targets of its roll-out plan or, in the event the Debt Offering is not consummated, the Company accelerates the implementation of its network deployment in the remaining Phase II markets. Sources of additional financing may include commercial bank borrowings, vendor financing, or the private or public sale of equity or debt securities.

     There can be no assurance that the Company will be successful in raising sufficient additional capital at all or on terms that it will consider acceptable, that the terms of additional indebtedness are within the limitations contained in the Company's financing agreements, including the indenture relating to the 11 3/4% Notes (the "11 3/4% Notes Indenture") and the indenture relating to the Notes offered in the Debt Offering (the "Indenture," and, together with the 11 3/4% Notes Indenture, the "Indentures"), or that the terms of such indebtedness will not impair the Company's ability to develop its business. See "-- Restrictive Covenants." Failure to raise sufficient funds may require the Company to modify, delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

BUSINESS DEVELOPMENT AND EXPANSION RISKS; POSSIBLE INABILITY TO MANAGE GROWTH

     The Company is in the early stages of its operations and has only recently begun to deploy networks in its first eight target markets. The success of the Company will depend, among other things, upon the Company's ability to assess potential markets, obtain required governmental authorizations, franchises and permits, secure financing, market to, sell and provision new customers, implement interconnection and collocation with ILEC facilities, lease adequate trunking capacity from ILECs or other CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, and develop a sufficient customer base. The successful implementation of the Company's business plan will result in rapid expansion of its operations and the \provision of bundled telecommunications services on a widespread basis. Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources.

     The Company's ability to manage future growth, should it occur, will depend upon its ability to develop efficient OSS and other back office systems, monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand the Company's internal management, technical, information and accounting systems and to attract, assimilate and retain additional qualified personnel. See "-- Dependence on Key Personnel." Failure of the Company to manage its future growth effectively could adversely affect the expansion of the Company's customer base and service offerings. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or successfully obtain, integrate and utilize the employees and management, operational and financial resources necessary to manage a developing and expanding business in an evolving, highly regulated and increasingly competitive industry. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the Company.

     If the Company were unable to hire sufficient qualified personnel or develop, acquire and integrate successfully its operational and information systems, customers could experience delays in connection of service and/or lower levels of customer service. Failure by the Company to meet the demands of customers and to manage the expansion of its business and operations could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company is managed by a small number of key executive officers, most notably Royce J. Holland, the Company's Chairman and Chief Executive Officer. The loss of services of one or more of these key individuals, particularly Mr. Holland, could materially and adversely affect the business of the Company and its prospects. The Company believes that its success will depend in large part on its ability to develop a large and effective sales force and its ability to attract and retain highly skilled and qualified personnel. Most of the executive officers of the Company, including the regional vice presidents of its operating subsidiaries, do not have employment agreements, and the Company does not maintain key person life insurance for any of its executive officers. Although the Company has been successful in attracting and retaining qualified personnel, the competition for qualified managers in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel in the future. The Company and two of its executives have been named as defendants in a lawsuit by WorldCom relating to the Company's hiring of certain former WorldCom employees. See
"Business -- Legal Proceedings."

DEPENDENCE ON BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS

     Sophisticated back office information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. The Company's plans for the development and implementation of these OSS rely, for the most part, on choosing products and services offered by third party vendors and integrating such products and services in-house to produce efficient operational solutions. There can be no assurance that these systems will be successfully implemented on a timely basis or at all or will perform as expected. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's related processing or information systems, failure of the Company to effectively integrate such products or services, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the Company. In addition, the Company's right to use these systems is dependent upon license agreements with third party vendors. Certain of such agreements may be cancellable by the vendor and the cancellation or nonrenewal of these agreements may have an adverse effect on the Company.

     While the Company believes that its systems will be year 2000 compliant, there can be no assurance until the year 2000 occurs that all systems will then function adequately. Further, if the systems of the ILECs, long distance carriers and others on whose services the Company depends or with whom the Company's systems interface are not year 2000 compliant, it would have a material adverse effect on the Company.

SUBSTANTIAL LEVERAGE; POSSIBLE INABILITY TO SERVICE INDEBTEDNESS

     The Company is highly leveraged. The Company's earnings for the three months ended March 31, 1998 and the period from inception (April 22, 1997) through December 31, 1997 were insufficient to cover fixed charges by $8.9 million and $3.7 million, respectively. On a pro forma basis, giving effect to the Unit Offering and the Debt Offering and giving effect to $149.5 million and $170.6 million of management ownership allocation charge to be recorded in connection with the Equity Offering, as if such transactions had occurred on January 1, 1998 and April 22, 1997, the Company's earnings before fixed charges would have been insufficient to cover its fixed charges by $168.1 million for the three months ended March 31, 1998 and $215.5 million for the period from inception (April 22, 1997) through December 31, 1997, respectively.

     After giving pro forma effect to the Offerings, as of March 31, 1998, the Company's aggregate outstanding indebtedness would have been $448.2 million, and the Company's stockholders' equity would have been $177.7 million. In addition, the accretion of original issue discount on the 11 3/4% Notes will cause an increase in indebtedness of $197.7 million by February 15, 2008 and the accretion of original issue discount on the Notes will cause an increase in indebtedness of $4.1 million by May 15, 2008. The Company also plans to obtain approximately $100.0 million of Vendor Financing. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Description of Certain Indebtedness." The Company's leverage will increase if the Debt Offering is consummated. The Indentures limit, but do not prohibit, the incurrence of additional indebtedness by the Company. In particular, the Indentures permit the Company and its subsidiaries to incur an unlimited amount of indebtedness to finance the cost of equipment, inventory and network assets. See "-- Restrictive Covenants."

     The Company's high degree of leverage could have important consequences to its future prospects, including but not limited to: (i) impairing the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; (ii) requiring the Company to dedicate a substantial portion of its cash flow from operations to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations and other purposes, including acquisitions and investments in product development and capital spending; (iii) placing the Company at a competitive disadvantage with those of its competitors which are not as highly leveraged as the Company; (iv) impairing the Company's ability to adjust rapidly to changing market conditions; and (v) making the Company more vulnerable in the event of a downturn in general economic conditions or in its business or of changing market conditions and regulations.

     There can be no assurance that the Company will be able to meet its debt service obligations. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if the Company otherwise fails to comply with the various covenants in its debt obligations, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company. The Company's ability to repay or to refinance its obligations with respect to its indebtedness will depend on its future financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to certain financial, business and other factors, many of which are beyond the Company's control. These factors could include operating difficulties, increased operating costs, pricing pressures, the response of competitors, regulatory developments, and delays in implementing strategic projects.

     The successful implementation of the Company's business strategy, including deployment of its networks and obtaining and retaining a significant number of customers, and significant and sustained growth in the Company's cash flow are necessary for the Company to be able to meet its debt service and working capital requirements. There can be no assurance that the Company will successfully implement its business strategy, that the anticipated results of its strategy will be realized, or that the Company will be able to generate sufficient cash flow from operating activities to meet its debt service obligations and working capital requirements. See "Business -- Business Strategy." If the Company's cash flow and capital resources are insufficient to fund its debt service and working capital obligations, the Company may be forced to reduce or delay capital expenditures (including switch and network expenditures), sell assets, or seek to obtain additional equity capital, or to refinance or restructure its debt. A disposition of assets in order to make up for any shortfall in the payments due on the Company's indebtedness could take place under circumstances that might not be favorable to realizing the highest price for such assets. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of principal of, and premium, if any, and interest on, its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its debt service and working capital obligations. In addition, because the Company's obligations under the Vendor Financing, if obtained, are expected to bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations.

CONTROL BY FUND INVESTORS; POTENTIAL CONFLICTS OF INTEREST

     The Fund Investors, through their significant equity ownership, have the ability to control the direction and future operations of the Company. See "Management -- Election of Directors; Voting Agreement," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions." Certain decisions concerning the operations or financial structure of the Company may present conflicts of interest between the Fund Investors and Management Investors and other holders of the Common Stock. In addition to their investments in the Company, the Fund Investors or their affiliates currently have significant investments in other telecommunications companies and may in the future invest in other entities engaged in the telecommunications business or in related businesses (including entities engaged in business in areas in which the Company operates). As a result, these investors have, and may develop, relationships with businesses that are or may be competitive with the Company. Conflicts may also arise in the negotiation or enforcement of arrangements entered into by the Company and entities in which these investors have an interest. In addition, the Company and these investors have agreed that such investors are under no obligation to bring to the Company any investment or business opportunities of which they become aware, even if such opportunities are within the scope and objectives of the Company. Royce J. Holland, the Company's Chairman and Chief Executive Officer also has an investment in, and serves on the board of directors of WNP Communications, Inc., which will operate in certain of the Company's target markets.

RESTRICTIVE COVENANTS

     The Indentures and the agreements entered into in connection with the Equity Contributions contain a number of covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends and make other distributions, prepay subordinated indebtedness, make investments and other restricted payments, enter into sale and leaseback transactions, create liens, sell assets, and engage in certain transactions with affiliates. In addition, the Vendor Financing, if obtained, is expected to contain covenants, including financial covenants, customary for such agreements. See "Certain Relationships and Related Transactions," and "Description of Certain Indebtedness."

     A failure to comply with the covenants and restrictions contained in the Indentures, the Vendor Financing or agreements relating to any subsequent financing could result in an event of default under such agreements which could permit acceleration of the related debt and acceleration of debt under other debt agreements that may contain cross-acceleration or cross-default provisions, and the commitments of the lenders to make further extensions under such other agreements could be terminated.

DIFFICULTIES IN IMPLEMENTING LOCAL AND ENHANCED SERVICES

     The Company has begun, and plans to continue, to deploy high capacity digital switches in the cities in which it will operate networks and plans initially to rely on ILEC or CLEC facilities for certain aspects of transmission. Subject to obtaining interconnection, this will enable the Company to offer a variety of switched access services, enhanced services and local dial tone. Although under the Telecommunications Act the ILECs will be required to unbundle network elements and permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to implement successfully its switched and enhanced services will require the negotiation of resale agreements with ILECs and other CLECs and the negotiation of interconnection and collocation agreements with ILECs, which can take considerable time, effort and expense and are subject to federal, state and local regulation.

     In August 1996, the FCC released a decision implementing the interconnection portions of the Telecommunications Act (the "Interconnection Decision"). The Interconnection Decision establishes rules for negotiating interconnection agreements and guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology for unbundled network elements and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Eighth Circuit decisions create uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. See "-- Competition." The Supreme Court has granted a writ of certiorari to review the Eighth Circuit decisions.

     Many new carriers have experienced difficulties in working with the ILECs with respect to provisioning, interconnection, collocation and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services from the ILECs. Coordination with ILECs is necessary for new carriers such as the Company to provide local service to customers on a timely and competitive basis. The Telecommunications Act created incentives for regional Bell operating companies ("RBOCs") to cooperate with new carriers and permit access to their facilities by denying the RBOCs the ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition. A federal District Court has recently held these provisions of the Telecommunications Act unconstitutional, which decision is subject to appeal. See "-- Government Regulation." The RBOCs in the Company's markets are not yet permitted by the FCC to offer long distance services and there can be no assurance that these RBOCs will be accommodating to the Company once they are permitted to offer long distance service. If the Company is unable to obtain the cooperation of a RBOC in a region, whether or not such RBOC has been authorized to offer long distance service, the Company's ability to offer local services in such region on a timely and cost-effective basis would be adversely affected.

     A number of ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to CLECs should apply to local telephone calls terminating to ISPs. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. The FCC, however, has determined on a number of occasions, including in its May 16, 1997 access charge reform order, that calls to ISPs should be exempt from interstate access charges and should be governed by local exchange tariffs. Under the Eighth Circuit decisions, however, the states have primary jurisdiction over the determination of reciprocal compensation arrangements and as a result, the treatment of this issue can vary from state to state. Currently, 20 state commissions, two federal courts and one state court have ruled that reciprocal compensation arrangements do apply to ISP traffic. However, certain of these rulings are subject to appeal. Disputes over the appropriate treatment of ISP traffic are pending in eight states. The National Association of Regulatory Commissioners ("NARUC") adopted a resolution in favor of reciprocal compensation for ISP traffic. The Company anticipates that ISPs will be among its target customers, and adverse decisions in these proceedings could limit the Company's ability to service this group of customers profitably.

     The profitability of the Company's Internet access services, and related services such as Web site hosting, may be affected by its ability to obtain "peering" arrangements with ISPs. In recent years, major ISPs routinely exchanged traffic with other ISPs that met certain technical criteria on a "peering" basis, meaning that each ISP accepted traffic routed to Internet addresses on its system from its "peers" on a reciprocal basis, without payment of compensation. In 1997, however, UUNET Technologies, Inc. ("UUNET"), the largest ISP, announced that it intends to greatly restrict its use of peering arrangements with other providers, and would impose charges for accepting traffic from providers other than its "peers." Other major ISPs have reportedly adopted similar policies. There can be no assurance that the Company will be able to negotiate "peer" status with any of the major nationwide ISPs, or that it will be able to terminate traffic on ISPs' networks at favorable prices. In addition, the pending merger between WorldCom (UUNET's parent) and MCI (another major ISP) is expected to increase the concentration of market power for ISP backbone services, and may adversely affect the Company's ability to obtain favorable peering terms.

     The Company is a recent entrant into the newly created competitive local telecommunications services industry. The local dial tone services market in most states was only recently opened to competition due to the passage of the Telecommunications Act and related regulatory rulings. There are numerous operating complexities associated with providing these services. The Company will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services.

     The Company's switched services may not be profitable due to, among other factors, lack of customer demand, inability to secure access to ILEC facilities on acceptable terms, and competition and pricing pressure from the ILECs and other CLECs. There can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

     Implementation of the Company's switched and enhanced services is also dependent upon equipment manufacturers' ability to meet the Company's switch deployment schedule. There can be no assurance that switches will be deployed on the schedule contemplated by the Company or that, if deployed, such switches will be utilized to the degree contemplated by the Company.

DEPENDENCE ON LEASED TRUNKING CAPACITY; FUTURE NEED TO OBTAIN PERMITS, RIGHTS-OF-WAY, AND OTHER THIRD-PARTY AGREEMENTS

     Under the Company's "smart build" strategy, the Company will initially seek to lease from ILECs and other CLECs local fiber trunking capacity connecting the Allegiance switch to particular ILEC central offices and then replace this leased trunk capacity in the future with its own fiber on a "success basis" as warranted by traffic volume growth. There can be no assurance that all such required trunking capacity will be available to the Company on a timely basis or on terms acceptable to the Company. The failure to obtain such leased fiber could delay the Company's ability to penetrate certain market areas or require it to make additional unexpected up-front capital expenditures to install its own fiber and could have a material adverse effect on the Company. If and when the Company seeks to install its own fiber, the Company must obtain local franchises and other permits, as well as rights-of-way to utilize underground conduit and aerial pole space and other rights-of-way from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to obtain and maintain the franchises, permits and rights needed to implement its network buildout on acceptable terms. The failure to enter into and maintain any such required arrangements for a particular network may affect the Company's ability to develop that network and may have a material adverse effect on the Company. See "Business -- Network Architecture."

RISKS RELATING TO LONG DISTANCE BUSINESS

     As part of its "one-stop shopping" offering of bundled telecommunications services to its customers, the Company plans to offer long distance services to its customers. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company will initially rely on other carriers to provide transmission and termination services for all of its long distance traffic. The Company will need resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future customers. In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.

COMPETITION

     The telecommunications industry is highly competitive. In each of the markets targeted by the Company, the Company will compete principally with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While some FCC and state administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as the Company, they also provide the ILECs with pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, ILEC competitors such as the Company could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on ILEC competitors such as the Company.

     The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint"), and WorldCom, and from other CLECs, resellers, competitive access providers ("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors to the Company. The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business. Many of the Company's current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

     The Telecommunications Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including ILEC competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers.

     As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical, marketing, personnel and other resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from existing regulations that favor the ILECs over the Company in certain respects. Certain federal and state laws and regulations that allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company. However, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards, and the Company must interface with the ILECs' legacy OSS in order to properly provision new customers. The

Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services that are both competitive and profitable. See
"-- Difficulties in Implementing Local and Enhanced Services." In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced services from the ILECs, the attractiveness of the Company's services to its customers could be impaired.

     The long distance telecommunications market has numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. The Company will face competition from large carriers such as AT&T, MCI, Sprint, and WorldCom. Other competitors are likely to include RBOCs providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other CLECs, microwave and satellite carriers and private networks owned by large end users. See "-- Government Regulation." The Company may also increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees. In addition, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide asynchronous transfer mode network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, irrespective of the time required to send the traffic or the traffic's destination.

     The Internet services market is highly competitive and the Company expects that competition will continue to intensify. The Company's competitors in this market include ISPs, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to the Company.

     The Company believes that the principal competitive factors affecting its business operations are pricing levels and clear pricing policies, reliable customer service, accurate billing and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, offered by others. Any such reductions could adversely affect the Company.

     The recent World Trade Organization ("WTO") agreement on basic telecommunications services could increase the level of competition faced by the Company. Under this agreement, the United States and 72 other members of the WTO committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. There can be no assurance that the pro-competitive effects of the WTO agreement will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also increase the level of competition faced by the Company. For example, WorldCom acquired MFS in December 1996, has recently acquired another CLEC, Brooks Fiber Properties, Inc., and has a pending agreement to merge with MCI. In January 1998, AT&T announced its intention to acquire Teleport Communications Group Inc. In May 1998, SBC Communications Inc. and Ameritech Corporation agreed to merge. On June 24, 1998, AT&T announced that it has entered into a merger agreement with Tele-Communications, Inc., a cable, telecommunications, and high speed Internet services provider. These types of consolidations and alliances could put the Company at a competitive disadvantage.

GOVERNMENT REGULATION

     The Company's networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.

     The FCC exercises jurisdiction over the Company with respect to interstate and international services. Additionally, the Company files tariffs with the FCC. On October 29, 1996, the FCC approved an order that eliminates the tariff filing requirements for interstate domestic long distance service provided by non-dominant carriers such as the Company. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC order, and the Company is required to continue filing tariffs while this stay remains in effect. If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as the Company will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms, and conditions on which they offer interstate services. While tariffs offered a means of providing notice of prices, terms, and conditions, the Company intends to rely primarily on its sales force and direct marketing to provide such information to its customers. In addition, the Company must obtain (and has obtained through its subsidiary, Allegiance Telecom International, Inc.) prior FCC authorization for installation and operation of international facilities and the provision (including resale) of international long distance services.

     State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. If and when the Company seeks to overbuild certain network segments, local authorities regulate the Company's access to municipal rights-of-way. Network buildouts are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. See
"Business -- Regulation."

     There can be no assurance that the FCC or state commissions will grant required authority or refrain from taking action against the Company if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses.

     The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on the Company and its operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect upon the Company.

     On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a decision (the "SBC Decision") finding that Sections 271 to 275 of the Telecommunications Act are unconstitutional. These sections of the Telecommunications Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The SBC Decision has been stayed while an appeal is pending before the United States Court of Appeals for the Fifth Circuit. The Company cannot predict the likely outcome of that appeal, although on May 15, 1998, the Court of Appeals for the District of Columbia Circuit rejected a very similar challenge to the constitutionality of Section 274 of the Telecommunications Act. If the SBC Decision is upheld on appeal, however, the RBOCs would be able to provide such in-region services immediately without satisfying the statutory conditions. This would likely have an unfavorable effect on the Company's business for at least two reasons. First, the SBC Decision removes the incentive RBOCs have to cooperate with companies like Allegiance to foster competition within their service areas so that they can qualify to offer in-region interLATA services because the decision allows RBOCs to offer such services immediately. However, the

SBC Decision does not affect other provisions of the Telecommunications Act which create legal obligations for all ILECs to offer interconnection and network access. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal.

     In addition to requirements placed on ILECs, the Telecommunications Act subjects the Company to certain federal regulatory requirements relating to the provision of local exchange service in a market. All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic, and provide dialing parity and telephone number portability. The Telecommunications Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.3 billion and for services provided to rural health care providers with an annual cap of $400.0 million. The FCC also expanded the federal subsidies for local exchange telephone service provided to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end-user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year; since the Company had no significant revenues in 1997, it will not be liable for subsidy payments in any material amount during 1998. With respect to subsequent years, however, the Company is currently unable to quantify the amount of subsidy payments that it will be required to make and the effect that these required payments will have on its financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending, as well as several petitions for administrative reconsideration of the order.

     To the extent the Company provides interexchange telecommunications service, it is required to pay access charges to ILECs when it uses the facilities of those companies to originate or terminate interexchange calls. Also, as a CLEC, the Company provides access services to other interexchange service providers. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. The May 16th order substantially increased the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic-sensitive access charges and substantially decreased the costs that price cap LECs recover through traffic-sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that are expected to be established sometime in 1998 that may grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

     The FCC released a report to Congress on April 10, 1998 concerning its implementation of the telecommunications subsidy provisions of the Telecommunications Act. In that report, the FCC clarified that entities that provide transmission capacity to ISPs are providing telecommunications services subject to contribution requirements. The FCC indicated that it would address the issues of whether ISPs would contribute to the universal service fund based on the utilization of their own transmission facilities and whether certain ISP services such as phone-to-phone IP telephony are telecommunications services subject to universal service fund contributions and access charges at a later date.

NEED TO ADAPT TO TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. There can be no assurance that the Company will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by the Company to obtain new technology could have a material adverse effect on the Company.

ACQUISITION RELATED RISKS

     The Company may, as part of its business strategy, acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage. The Indentures may significantly limit the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. Such transactions commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis.

     The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.

INVESTMENT COMPANY ACT CONSIDERATIONS

     After giving effect to the Unit Offering and the Offerings, the Company will have substantial short-term investments. See "Capitalization" and "Use of Proceeds." This may result in the Company being treated as an "investment company" under the Investment Company Act of 1940 (the "1940 Act"). The 1940 Act requires the registration of, and imposes various substantive restrictions on, certain companies ("investment companies") that are, or hold themselves out as being, engaged primarily, or propose to engage primarily in, the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities.

     The Company believes that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities and, therefore, is not an investment company within the meaning of the 1940 Act. If the Company is found to be an investment company, the Company currently intends to rely upon a safeharbor from the 1940 Act for certain "transient" or temporary investment companies. However, such exemption is only available to the Company for one year and this one-year period may terminate as soon as January 1999.

     If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantial regulation with respect to its capital structure, management, operations, transactions with affiliated persons (as defined in the 1940 Act) and other matters. To avoid having to register as an investment company, beginning in as early as January 1999, the Company may have to invest a portion of its liquid assets in cash and demand deposits instead of securities. The extent to which the Company will have to do so will depend on the composition and value of the Company's total assets at that time. Having to register as an investment company under the 1940 Act or having to invest a material portion of the Company's liquid assets in cash and demand deposits to avoid such registration, would have a material adverse effect on the Company's business, financial condition and results of operations.

ABSENCE OF PRIOR PUBLIC MARKET; MARKET PRICE FLUCTUATIONS

     Prior to the Equity Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. While the Underwriters (other than Morgan Stanley & Co. Incorporated) have informed the Company that they intend to make a market in the Common Stock, the Underwriters are not obligated to do so and any such market making may be discontinued at any time without notice at the sole discretion of the Underwriters. The initial public offering price of the Common Stock offered hereby has been determined by negotiations among the Company and the Underwriters and should not be considered an indication of the market price of the Common Stock after the Equity Offering. See "Underwriters." Purchasers of the Common Stock in the Equity Offering will be subject to immediate and substantial dilution. See "Dilution." The market price of the Common Stock may fluctuate significantly and may be affected by various factors, including differences between the Company's actual financial or operating results and those expected by investors and analysts, pricing and competition in the telecommunications industry, regulatory changes, news announcements or changes in general market conditions. In addition, broad market fluctuation and general economic and political conditions may adversely affect the market price of the Common Stock, regardless of the Company's actual performance.

SHARES ELIGIBLE FOR FUTURE SALES

     Upon consummation of the Equity Offering, the Company will have 50,341,554 shares of Common Stock outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option), excluding 6,998,970 shares reserved for issuance under the Company's stock plans and 649,248 shares reserved for issuance upon the exercise of outstanding warrants. See "Management -- Stock Plans" and "Description of Capital Stock." All of the shares of Common Stock sold in the Equity Offering will be freely tradeable under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined in the Securities Act. The Management Investors have agreed with the Underwriters and certain other stockholders have agreed with the Company that until one year after the date of this Prospectus (the date of such Prospectus, the "Effective Date"), and the Fund Investors have agreed with the Underwriters that until 180 days after the Effective Date, they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of Morgan Stanley & Co. Incorporated and Smith Barney Inc. or the Company, as applicable, subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of Morgan Stanley & Co. Incorporated and Smith Barney Inc., subject to certain limited exceptions including the issuance of shares of Common Stock under the Stock Purchase Plan and 1998 Stock Plan and grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1997 Nonqualified Stock Option Plan and the 1998 Stock Plan. See "Management -- Stock Plans." Upon the expiration of the 180 day and one year lock-ups described above, 26,998,992 shares of Common Stock and 13,342,562 shares of Common Stock, respectively, will become eligible for sale, subject to compliance with Rule 144 of the Securities Act. In addition, pursuant to the Company's Registration Agreement and the Company's Warrant Registration Agreement (each as defined herein), holders of 26,998,992 shares of Common Stock and warrants to purchase 649,248 shares of Common Stock, respectively, will have the right to require the Company to register their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." The Company also intends to file a registration statement on Form S-8 covering the sale of 6,998,970 shares of Common Stock reserved for issuance under the Company's stock plans. See "Management -- Stock Plans." No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by existing stockholders, whether pursuant to subsequent public offerings or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible For Future Sale" and "Underwriters."

CERTAIN ANTI-TAKEOVER EFFECTS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "By-laws") may inhibit changes in control of the Company not approved by the Company's Board of Directors. These provisions include: (i) a classified Board of Directors; (ii) a prohibition on stockholder action through written consents;
(iii) a requirement that special meetings of stockholders be called only by the Board of Directors; (iv) advance notice requirements for stockholder proposals and nominations; (v) limitations on the ability of stockholders to amend, alter or repeal the By-laws; and (vi) the authority of the Board to issue without stockholder approval preferred stock with such terms as the Board may determine. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

     In addition, the Indentures provide that upon a "change of control," each note holder will have the right to require the Company to purchase all or a portion of such holder's notes at a purchase price of 101% of the accreted value thereof (in the case of the 11 3/4% Notes) and 101% of the principal amount thereof (in the case of the Notes), together with accrued and unpaid interest, if any, to the date of such redemption. Such obligation, if it arises, could have a material adverse effect on the Company. Such provision could also delay, deter or prevent a takeover attempt.

RISKS REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains "forward-looking statements", which generally can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussion of strategy that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans and strategies, its anticipation of revenues from designated markets, and statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, possible changes in regulatory requirements and other statements contained herein regarding matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. Cautionary statements are disclosed in this Prospectus, including, without limitation, in connection with the forward-looking statements included herein and under "Risk Factors." No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, interconnect with ILECs, develop efficient OSS and other back office systems, provision new customers, access markets, identify, finance and complete suitable acquisitions, install facilities, including switching electronics, and obtain leased trunking capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to differ materially from the future results indicated, expressed or implied, in such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Equity Offering are estimated to be approximately $138.8 million (approximately $159.7 million if the U.S. Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and other expenses payable by the Company. The net proceeds to the Company from the Debt Offering are estimated to be approximately $193.5 million, after deducting estimated underwriting discounts and commissions and other expenses payable by the Company. The closing of the Debt Offering is conditioned upon the closing of the Equity Offering, but the closing of the Equity Offering is not conditioned upon the closing of the Debt Offering. There can be no assurance that the Debt Offering will be consummated.

     The Company intends to use the net proceeds from the Offerings, together with the remaining proceeds from the Equity Contributions and the Unit Offering and funding expected to be available under the Vendor Financing, to fund the costs of deploying networks in all 24 Phase I and Phase II markets and the operation of those networks to Positive Free Cash Flow, including the costs to develop, acquire and integrate the necessary OSS and other back office systems. In addition, at the closing of the Debt Offering, the Company will use approximately $68.9 million of the net proceeds from the Debt Offering to purchase the pledged securities, consisting of U.S. government securities (the "Pledged Securities"), pursuant to a collateral pledge and security agreement (the "Pledge Agreement") made by the Company in favor of The Bank of New York (the "Trustee"). The Pledged Securities will be pledged to the Trustee as security for the benefit of the holders of the Notes and will be used to fund the first six scheduled payments of interest on the Notes. See "Description of Certain Indebtedness." The precise amount of proceeds to be used to purchase Pledged Securities will depend on the interest rates on U.S. government securities prevailing on the closing date of the Debt Offering. The Trustee will hold the Pledged Securities pursuant to the Pledge Agreement pending disbursement. If the Company consummates the Equity Offering but not the Debt Offering or the Vendor Financing, the Company intends to modify its deployment schedule by developing only five to seven Phase II markets. If the Company consummates both the Equity and Debt Offerings, but the Vendor Financing is not obtained, the Company intends to modify its deployment schedule by developing only eight to ten Phase II markets. In each such case, the Company would delay deployment of networks in the remaining Phase II markets until it obtains additional financing on acceptable terms and conditions. The Company's principal capital expenditure requirements include the purchase and installation of digital switches, transmission equipment collocated in ILEC central offices, customer premise equipment, and the overbuilding of leased transmission facilities as traffic volume growth makes it economically attractive.

     As part of its strategy, the Company may make acquisitions and enter into joint ventures, and a portion of the net proceeds from the Offerings may be used for such purposes. The Company has no definitive agreement with respect to any acquisition or joint venture, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis. The Company may require additional financing to complete its Phase I and Phase II market buildout (or require financing sooner than anticipated) if: (i) the Company's development plans or projections change or prove to be inaccurate; (ii) the Company engages in any acquisitions; (iii) the Vendor Financing is not obtained on a timely basis or at all; or (iv) the Company alters the schedule or targets of its roll-out plan or, in the event the Debt Offering is not consummated, the Company accelerates the implementation of its network deployment in the remaining Phase II markets. There can be no assurance that such additional financing will be available on terms acceptable to the Company or at all. See "Prospectus Summary -- Financing Plan," "Risk Factors -- Significant Capital Requirements; Uncertainty of Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has not paid any dividends since its inception and does not anticipate declaring or paying cash dividends in the foreseeable future, as it intends to retain future earnings, if any, for reinvestment in its business and repayment of indebtedness. Any determination to declare or pay cash dividends will be at the discretion of the Company's Board of Directors, will be subject to compliance with the Company's debt financing arrangements and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Company's Board of Directors considers relevant. Certain covenants in the Indentures prohibit or limit the ability of the Company and its subsidiaries to declare or pay cash dividends. See "Description of Certain Indebtedness."

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1998, after giving effect to the Equity Allocation (as defined herein) and the conversion of the Company's Redeemable Convertible Preferred Stock to Common Stock, was approximately $39.0 million, or $.97 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of $138.8 million of estimated net proceeds from the sale of Common Stock in the Equity Offering, the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $177.7 million, or $3.53 per share of Common Stock. This represents an immediate dilution in net tangible book value of $11.47 per share to new investors purchasing shares in the Equity Offering. The following table illustrates this dilution:

Initial public offering price per share.....................           $15.00
  Pro forma net tangible book value per share as of March
     31, 1998...............................................  $ .97
  Increase in net tangible book value per share attributable to the Equity Offering.................................  $2.56
                                                              -----
Pro forma net tangible book value per share after the
  Equity Offering...........................................           $ 3.53
                                                                       ------
Dilution in net tangible book value per share to new
  investors purchasing shares in the Equity Offering........           $11.47
                                                                       ======

     If the U.S. Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after giving effect to the Equity Offering would have been $3.83, representing an immediate dilution in net tangible book value of $11.17 per share to new investors purchasing shares in the Equity Offering and an immediate increase in net tangible book value of $2.86 per share to existing stockholders.

     The foregoing computations assume no exercise of any stock options or warrants. As of June 30, 1998, there were outstanding 886,594 options and 649,248 warrants to purchase an aggregate of 1,535,842 shares of Common Stock at exercise prices from $2.47 to $3.46 per share for the options and $.01 per share for the warrants. If all of the foregoing options and warrants had been exercised as of March 31, 1998, the net tangible book value per share of Common Stock at such date would have been $1.00 and the pro forma net tangible book value per share after giving effect to the Equity Offering would have been $3.48, representing an immediate dilution in net tangible book value of $11.52 per share to new investors purchasing shares in the Equity Offering and an immediate increase in net tangible book value of $2.48 per share to existing stockholders.

     The following table summarizes, on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and new investors purchasing shares in the Equity Offering, adjusted to give effect to the sale of the shares of Common Stock offered hereby before deducting the underwriting discount and the estimated expenses of the Equity Offering payable by the Company:

                              SHARES PURCHASED         TOTAL CONSIDERATION
                            ---------------------    -----------------------    AVERAGE PRICE
                              NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                            ----------    -------    ------------    -------    -------------
Existing stockholders.....  40,341,554      80.1%    $ 50,468,842     25.2%        $ 1.25
Investors purchasing
  shares in the Equity
  Offering................  10,000,000      19.9%     150,000,000     74.8%         15.00
                            ----------     -----     ------------    -----
          Total...........  50,341,554     100.0%    $200,468,842    100.0%          3.98
                            ==========     =====     ============    =====

     The foregoing data has been computed based upon the estimated number of shares of Common Stock to be outstanding after the Equity Offering, excluding 6,998,970 shares of Common Stock reserved for issuance under the Company's stock plans and 649,248 shares reserved for issuance upon the exercise of outstanding warrants. See "Management -- Stock Plans" and "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the cash and capitalization of the Company as of March 31, 1998, and as adjusted to give effect to the sale of Common Stock in the Equity Offering and the sale of Notes in the Debt Offering. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements, including the notes thereto, and other financial data contained elsewhere in this Prospectus.

                                                                   AS OF MARCH 31, 1998
                                                              -------------------------------
                                                                              AS ADJUSTED FOR
                                                                              THE EQUITY AND
                                                                 ACTUAL       DEBT OFFERINGS
                                                              ------------    ---------------
                                                               (AUDITED)        (UNAUDITED)
Cash, cash equivalents, and short-term investments..........  $257,594,702     $ 520,954,116
Restricted cash.............................................            --        68,896,536
                                                              ------------     -------------
         Total cash, cash equivalents, short-term
           investments and restricted cash..................  $257,594,702     $ 589,850,652
                                                              ============     =============
Long-term debt(1):
  11 3/4% Notes, at accreted value(2).......................  $247,329,420     $ 247,329,420
  Notes offered hereby, at accreted value...................            --       200,918,450
                                                              ------------     -------------
         Total long-term debt...............................   247,329,420       448,247,870
                                                              ------------     -------------
Redeemable convertible preferred stock(3)(4):
  Redeemable convertible preferred stock, $.01 par value,
    96,000 and 0 shares authorized, 95,641.25 and 0 shares
    issued and outstanding at March 31, 1998 and as
    adjusted, respectively..................................    59,206,139                --
  Preferred stock subscriptions receivable..................      (275,000)               --
                                                              ------------     -------------
         Total redeemable convertible preferred stock.......    58,931,139                --
                                                              ------------     -------------
Redeemable warrants(2)......................................     8,257,542         8,257,542
Stockholders' (deficit) equity:
  Preferred stock, $.01 par value, 0 and 1,000,000 shares
    authorized, 0 and 0 shares issued and outstanding at
    March 31, 1998 and as adjusted, respectively(5).........            --                --
  Common stock, $.01 par value per share, 102,524 and
    150,000,000 shares authorized, 1 share and 50,341,554
    shares issued and outstanding at March 31, 1998 and as
    adjusted, respectively(4)...............................            --           503,416
  Additional paid-in capital(3)(4)(6).......................    14,405,519       405,394,627
  Stock subscriptions receivable............................            --          (275,000)
  Deferred compensation.....................................   (13,216,518)      (13,216,518)
  Deferred management ownership allocation charge(6)........            --       (81,489,248)
  Accumulated (deficit) equity(6)...........................   (21,162,048)     (133,209,185)
                                                              ------------     -------------

         Total stockholders' (deficit) equity(6)............   (19,973,047)      177,708,092
                                                              ------------     -------------
           Total capitalization.............................  $294,545,054     $ 634,213,504
                                                              ============     =============

---------------

(1) Does not reflect any of the financing expected to be available under the Vendor Financing.
(2) Of the $250,477,150 gross proceeds from the Unit Offering, $242,293,600 was allocated to the initial accreted value of the 11 3/4% Notes, and $8,183,550 was allocated to the Warrants. The Warrants may be required to be redeemed by the Company for cash upon the occurrence of a Repurchase Event, as defined in the provisions of the Warrant Agreement.
(3) In connection with the consummation of the Equity Offering, the outstanding shares of Redeemable Convertible Preferred Stock will be converted into Common Stock. At such time, the obligations of the Company to redeem the Redeemable Convertible Preferred Stock terminates and, therefore the value of the Redeemable Convertible Preferred Stock accreted to the date of the Equity Offering will be reclassified as an increase in the amount of Common Stock and additional paid-in capital in the stockholders' equity section of the balance sheet.
(4) As adjusted reflects the net proceeds from the issuance of Common Stock in the Equity Offering and the conversion of the outstanding Redeemable Convertible Preferred Stock into Common Stock.
(5) In connection with the consummation of the Equity Offering, the Company will authorize 1,000,000 shares of Preferred Stock with a $.01 par value.
(6) Upon the consummation of the Equity Offering, Allegiance LLC, the holder of substantially all of the Company's outstanding capital stock, will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Fund Investors and the Management Investors in accordance with a final allocation calculated immediately prior to such dissolution (the "Equity Allocation"). The LLC Agreement (as defined herein) provides that the Equity Allocation between the Fund Investors and the Management Investors will range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of the Company's Common Stock. Based upon the valuation of the Company's Common Stock implied by the Equity Offering, the Equity Allocation will be 66.7% to the Fund Investors and 33.3% to the Management Investors. Under generally accepted accounting principles, upon consummation of the Equity Offering, the Company will be required to record the $193.5 million increase in the assets of Allegiance LLC allocated to the Management Investors as an increase in additional paid-in capital, of which the Company will be required to record $112.0 million as a non-cash, non-recurring charge to operating expense and $81.5 million will be recorded as deferred management ownership allocation charge. The deferred charge will be amortized at $53.6 million, $20.5 million, $7.3 million and $.1 million during 1998, 1999, 2000 and 2001, respectively, which is the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated. See "Certain Relationships and Related Transactions."

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the three months ended March 31, 1998 and as of and for the period from inception (April 22, 1997) to December 31, 1997 were derived from the audited consolidated financial statements of the Company and the notes thereto contained elsewhere in this Prospectus, which statements have been audited by Arthur Andersen LLP, independent public accountants. The selected pro forma statement of operations data set forth below is unaudited and gives effect to the Debt Offering, the Equity Offering (including the conversion of the Redeemable Convertible Preferred Stock and the adjustments to reflect the Equity Allocation), and the sale of the 11 3/4% Notes in the Unit Offering as if such transactions had occurred on April 22, 1997, for the period from inception through December 31, 1997 and on January 1, 1998 for the three months ended March 31, 1998. The selected pro forma balance sheet data set forth below is unaudited and gives effect to such transactions as if they had occurred on March 31, 1998. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year.

     From the Company's formation in April 1997 until December 16, 1997, the Company was in the development stage. The Company has generated operating losses and negative cash flow from its limited operating activities to date. As a result of the Company's limited operating history, prospective investors have limited operating and financial data about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, contained elsewhere in this Prospectus.

                                                                                  PERIOD FROM INCEPTION (APRIL 22, 1997) THROUGH
                                      THREE MONTHS ENDED MARCH 31, 1998                          DECEMBER 31, 1997
                               -----------------------------------------------    -----------------------------------------------
                                                         PRO FORMA                                          PRO FORMA
                                              --------------------------------                   --------------------------------
                                                               AS ADJUSTED FOR                                    AS ADJUSTED FOR
                                                               THE EQUITY AND                                     THE EQUITY AND
                                  ACTUAL       ADJUSTMENTS     DEBT OFFERINGS        ACTUAL       ADJUSTMENTS     DEBT OFFERINGS
                               ------------   -------------    ---------------    ------------   -------------    ---------------
                                (AUDITED)      (UNAUDITED)       (UNAUDITED)       (AUDITED)      (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $    202,925   $          --     $     202,925     $       403    $          --     $         403
Operating expenses:
  Technical..................       234,831              --           234,831         151,269               --           151,269
  Selling, general and
    administrative...........     5,680,031              --         5,680,031       3,635,872               --         3,635,872
  Management ownership
    allocation charge........            --     149,494,258(1)    149,494,258              --      170,592,534(1)    170,592,534
  Depreciation and
    amortization.............       208,424              --           208,424          12,639               --            12,639
                               ------------   -------------     -------------     ------------   -------------     -------------
    Total operating
      expenses...............     6,123,286     149,494,258       155,617,544       3,799,780      170,592,534       174,392,314
                               ------------   -------------     -------------     ------------   -------------     -------------
Loss from operations.........    (5,920,361)   (149,494,258)     (155,414,619)     (3,799,377)    (170,592,534)     (174,391,911)
Interest income..............     2,194,226              --(2)      2,194,226         111,417               --(2)        111,417
Interest expense.............    (4,669,079)     (9,765,249)(3)    (14,434,328)            --      (41,212,446)(3)    (41,212,446)
                               ------------   -------------     -------------     ------------   -------------     -------------
Net loss.....................    (8,395,214)   (159,259,507)     (167,654,721)     (3,687,960)    (211,804,980)     (215,492,940)
Accretion of redeemable
  convertible preferred stock
  and warrant values.........    (5,264,684)         (7,435)(4)     (5,272,119)    (3,814,190)        (288,568)(4)     (4,102,758)
                               ------------   -------------     -------------     ------------   -------------     -------------
Net loss applicable to common
  stock......................  $(13,659,898)  $(159,266,942)    $(172,926,840)    $(7,502,150)   $(212,093,548)    $(219,595,698)
                               ============   =============     =============     ============   =============     =============
Net loss per share, basic....  $(13,659,898)                    $       (3.44)    $(7,502,150)                     $       (4.39)
                               ============                     =============     ============                     =============
Net loss per share,
  diluted....................  $(13,659,898)                    $       (3.37)    $(7,502,150)                     $       (4.31)
                               ============                     =============     ============                     =============
Weighted average number of
  shares outstanding,
  basic......................             1      50,341,553(5)     50,341,554               1       50,068,191(5)     50,068,192
                               ============   =============     =============     ============   =============     =============

                                                                                  PERIOD FROM INCEPTION (APRIL 22, 1997) THROUGH
                                      THREE MONTHS ENDED MARCH 31, 1998                          DECEMBER 31, 1997
                               -----------------------------------------------    -----------------------------------------------
                                                         PRO FORMA                                          PRO FORMA
                                              --------------------------------                   --------------------------------
                                                               AS ADJUSTED FOR                                    AS ADJUSTED FOR
                                                               THE EQUITY AND                                     THE EQUITY AND
                                  ACTUAL       ADJUSTMENTS     DEBT OFFERINGS        ACTUAL       ADJUSTMENTS     DEBT OFFERINGS
                               ------------   -------------    ---------------    ------------   -------------    ---------------
                                (AUDITED)      (UNAUDITED)       (UNAUDITED)       (AUDITED)      (UNAUDITED)       (UNAUDITED)
OTHER FINANCIAL DATA:
EBITDA (6)...................  $ (5,711,937)  $(149,494,258)(1)  $(155,206,195)   $(3,786,738)   $(170,592,534)(1)  $(174,379,272)
Net cash used in operating
  activities.................    (2,195,564)             --        (2,195,564)     (1,942,897)     (13,196,875)(7)    (15,139,772)
Net cash used in investing
  activities.................   (43,525,476)    (68,896,536)(7)   (112,422,012)   (21,926,058)     (55,699,661)(7)    (77,625,719)
Net cash provided by
  financing activities.......   261,672,797     331,624,646(8)    593,297,443      29,595,314      572,966,400(8)    602,561,714
Capital expenditures.........     8,510,255              --         8,510,255      23,912,659               --        23,912,659
Ratio of earnings to fixed
  charges(9).................            --              --                --              --               --                --

                                                       MARCH 31, 1998
                                     --------------------------------------------------
                                                                 PRO FORMA
                                                    -----------------------------------   DECEMBER 31,
                                                                        AS ADJUSTED FOR       1997
                                                                        THE EQUITY AND    ------------
                                        ACTUAL       ADJUSTMENTS        DEBT OFFERINGS       ACTUAL
                                     ------------   -------------       ---------------   ------------
                                      (AUDITED)      (UNAUDITED)          (UNAUDITED)      (AUDITED)
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash, cash equivalents and short-
  term investments.................  $257,594,702   $ 263,359,414(8)     $ 520,954,116    $ 5,726,359
Restricted cash....................            --      68,896,536(7)        68,896,536             --
Property and equipment, net........    32,669,385              --           32,669,385     23,900,020
Total assets.......................   300,227,692     339,668,450(3)(8)    639,896,142     30,047,014
Long-term debt.....................   247,329,420     200,918,450(10)      448,247,870(11)          --
Redeemable convertible preferred
  stock, net.......................    58,931,139     (58,931,139)(12)              --     33,409,404
Redeemable warrants................     8,257,542              --            8,257,542             --
Stockholders' (deficit) equity.....   (19,973,047)    197,681,139(13)      177,708,092     (7,292,090)

---------------

 (1) Upon the consummation of the Equity Offering, Allegiance LLC, the holder of substantially all of the Company's outstanding capital stock, will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Fund Investors and the Management Investors in accordance with a final allocation calculated immediately prior to such dissolution (the "Equity Allocation"). The LLC Agreement (as defined herein) provides that the Equity Allocation between the Fund Investors and the Management Investors will range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of the Company's Common Stock. Based upon the valuation of the Company's Common Stock implied by the Equity Offering, the Equity Allocation will be 66.7% to the Fund Investors and 33.3% to the Management Investors. Under generally accepted accounting principles, upon consummation of the Equity Offering, the Company will be required to record the $193.5 million increase in the assets of Allegiance LLC allocated to the Management Investors as an increase in additional paid-in capital, of which the Company will be required to record $112.0 million as a non-cash, non-recurring charge to operating expense and $81.5 million will be recorded as deferred management ownership allocation charge. The deferred charge will be amortized at $53.6 million, $20.5 million, $7.3 million and $.1 million during 1998, 1999, 2000 and 2001, respectively, which is the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated. See "Certain Relationships and Related Transactions." The pro forma gives effect to the initial $112.0 million non-cash, non-recurring charge to operating expense and the related amortization of the deferred management ownership allocation charge for each period.

 (2) Pro forma interest income excludes interest income that would have been earned on the estimated $68.9 million of the proceeds from the Debt Offering required to be placed in a pledged account to secure and fund the first six scheduled interest payments on the Notes.

 (3) Reflects $6.6 million and $18.2 million of interest expense related to the Notes offered in the Debt Offering, $51,883 and $.1 million of amortization of the $4.1 million of original issuance discount, $.1 million and $.3 million of amortization of the $7.4 million of deferred debt issuance cost related thereto, $3.0 million and $22.1 million of interest expense related to the accretion of the 11 3/4% Notes and $67,350 and $.5 million of amortization of deferred debt issuance cost related to the 11 3/4% Notes for the three months ended March 31, 1998 and for the period from Inception (April 22, 1997) through December 31, 1997, respectively.

 (4) Reflects the increase of $7,435 and $.3 million of accretion for the warrants for the three months ended March 31, 1998 and for the period from inception (April 22, 1997) through December 31, 1997, respectively.

 (5) The pro forma weighted average number of shares outstanding gives effect to
     (i) the 426.2953905 per share stock split to be effective in connection with the Equity Offering, (ii) 10,000,000 shares of the Company's Common Stock issued as a result of the Equity Offering and (iii) the conversion of 95,641.25 and 95,000 shares of Redeemable Convertible Preferred Stock to Common Stock for the three months ended March 31, 1988 and for the period from inception (April 22, 1997) through December 31, 1997, respectively.

 (6) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable with similarly titled measures for other companies.

 (7) Reflects the purchase of $68.9 million of U.S. government securities, which securities will be placed in a pledged account, to fund the first six scheduled interest payments on the Notes. The period from inception (April 22, 1997) through December 31, 1997 also reflects the $13.2 million cash interest payment on the Notes, which is funded through a reduction of the pledged account.

 (8) Reflects $193.5 million of net proceeds to be received from the Debt Offering of which $68.9 million will be required to be placed in a pledged account to secure and fund the first six scheduled interest payments on the Notes and $138.8 million of net proceeds to be received from the Equity Offering. In addition, net cash provided by financing activities for the three months ended March 31, 1998 on a pro forma basis also reflects $.7 million of deferred debt issuance cost related to the Unit Offering and for the period from inception (April 22, 1997) through December 31, 1997 on a pro forma basis also reflects the $240.7 million of net proceeds from the Unit Offering.

 (9) For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as net loss plus fixed charges (other than capitalized interest). Fixed charges consist of interest and amortization of debt discount and debt issuance costs, whether expensed or capitalized, and that portion of rental expense deemed to represent interest (estimated to be 1/3 of such expense). The Company's earnings for the three months ended March 31, 1998 and for the period from inception (April 22, 1997) through December 31, 1997 were insufficient to cover fixed charges by approximately $8.9 million and $3.7 million, respectively. After giving pro forma effect to the increase in interest expense resulting from the issuance of the Notes in the Debt Offering and the 11 3/4% Notes in the Unit Offering and giving effect to $149.5 million and $170.6 million of management ownership allocation charge to be recorded in connection with the Equity Offering, the Company's earnings would have been insufficient to cover fixed charges by approximately $168.1 million and $215.5 million, for the three months ended March 31, 1998 and for the period from inception (April 22, 1997) through December 31, 1997, respectively.

(10) Reflects the issuance of the Notes hereby.

(11) Does not reflect any of the financing expected to be available under the Vendor Financing.

(12) In connection with the consummation of the Equity Offering, all outstanding shares of Redeemable Convertible Preferred Stock will be converted into Common Stock. At such time, the obligation of the Company to redeem the Redeemable Convertible Preferred Stock terminates and, therefore, the value of the Redeemable Convertible Preferred Stock accreted to the date of the Equity Offering will be reclassified as an increase in the amount of Common Stock and additional paid-in capital in the stockholders' equity section of the balance sheet.

(13) Reflects the $138.8 million of net proceeds received from the sale of Common Stock in the Equity Offering, the conversion of the $58.9 million Redeemable Convertible Preferred Stock into Common Stock and the management ownership allocation described in footnote (1) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto contained elsewhere in this Prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

OVERVIEW

     Allegiance seeks to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. As a CLEC, Allegiance anticipates offering an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. The Company was founded in April 1997 by a management team led by Royce J. Holland, the former president, chief operating officer and co-founder of MFS, and Thomas M. Lord, former managing director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries. The Company's initial equity financing of approximately $50.1 million has been provided by the Management Investors and the Fund Investors.

     The Company has generated only nominal revenues to date. Since its inception on April 22, 1997, the Company's principal activities have included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and OSS, acquiring equipment and facilities and negotiating interconnection agreements. The Company does not expect to achieve positive EBITDA in any market until at least two to three years after it commences initial service in such market. As a result of its development activities, the Company has experienced significant operating losses and negative EBITDA to date. Allegiance is currently operational in three Phase I markets: New York City, Dallas and Atlanta; and is in the process of deploying networks in six additional Phase I markets: Chicago, Los Angeles, San Francisco, Boston, Fort Worth and Washington D.C. The Company expects to continue to experience increasing operating losses and negative EBITDA as it expands its operations. See "Risk Factors -- Limited History of Operations; Historical and Anticipated Future Negative EBITDA and Operating Losses."

     The Fund Investors and the Management Investors currently own 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, an entity that owns substantially all of the Company's outstanding capital stock. Upon consummation of the Equity Offering, Allegiance LLC will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement. The LLC Agreement provides that the Equity Allocation between the Fund Investors and the Management Investors will range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of the Company's Common Stock implied by the Equity Offering. Based upon the current valuation of the Company's Common Stock implied by the Equity Offering, the Equity Allocation will be 66.7% to the Fund Investors and 33.3% to the Management Investors. Under generally accepted accounting principles, upon consummation of the Equity Offering, the Company will be required to record the $193.5 million increase in the assets of Allegiance LLC allocated to the Management Investors as an increase in additional paid-in capital, of which the Company will be required to record $112.0 million as a non-cash, non-recurring charge to operating expense and $81.5 million will be recorded as a deferred management ownership allocation charge. The deferred charge will be amortized at $53.6 million, $20.5 million, $7.3 million, and $.1 million during 1998, 1999, 2000, and 2001, respectively, which is the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated. See "Certain Relationships and Related Transactions."

     As a result of the Company's limited operating history, prospective investors have limited operating and financial data about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock.

FACTORS AFFECTING FUTURE OPERATIONS

  Revenues

     Allegiance expects to generate most of its revenues from sales to end user customers in the business, government, and other institution market segments, but may augment this core revenue source by selectively supplying wholesale services including equipment collocation and facilities management services to ISPs. Allegiance plans to deploy its sales teams in areas where the Company can serve customers through a direct connection using unbundled loops or high capacity circuits connected to Allegiance's facilities collocated in ILEC central offices. The Company currently plans to resell ILEC services only in order to provide comprehensive geographical service coverage to customers with multiple on-net sites (which can be addressed by the Company's facilities-based services) and a few off-net sites (which can be addressed only by the Company's reselling ILEC services). Allegiance believes that it will be able to generate significantly higher gross margins by providing local exchange, local access and long distance services using its own facilities than could be obtained by reselling such services.

     Allegiance will seek to price its services competitively in relation to that of the ILECs and may offer combined service discounts designed to give customers incentives to buy a portfolio of services through the Company. Although pricing will be an important part of the Company's strategy, management believes that, especially for small to medium-sized business customers, customer relationships, customer care, "one stop shopping" and consistent quality will be the key to generating customer loyalty. During the past several years, market prices for many telecommunications services have been declining, which is a trend that the Company believes will likely continue. This decline will have a negative effect on the Company's gross margin that may not be offset completely by savings from decreases in the Company's cost of services.

     Current industry statistics demonstrate that there is significant churn of customers within the industry, and the Company believes that the churn is especially high when customers are only buying long distance services from a carrier or when customers are buying resold services. Allegiance believes that by offering LAN interconnection, frame relay, Internet services, ISDN, DSL and other enhanced services not generally available from the ILECs (or available only at high prices) in conjunction with traditional local and long distance services and providing superior customer care, it will be in a position to minimize customer churn.

  Operating Expenses

     The Company expects that its primary operating expenses will consist of cost of services and selling, general and administrative expenses.

     Cost of Services. Under its "smart build" strategy, Allegiance plans to deploy digital switching platforms with local and long distance capability and initially lease fiber trunking capacity from the ILECs and other CLECs to connect the Company's switch with its transmission equipment collocated in ILEC central offices. Allegiance will lease unbundled copper loop lines and high capacity digital lines from the ILECs to connect the Company's customers and other carriers' networks to the Company's network. Allegiance plans to lease capacity or overbuild specific network segments as economically justified by traffic volume growth. In addition, Allegiance expects to increase the capacity of its switches, and may add additional switches, in a market as demand warrants.

     In October 1997, the Company entered into a five-year general agreement with Lucent establishing terms and conditions for the purchase of Lucent products, services and licensed materials. The agreement includes a three-year exclusivity commitment for the purchase of products and services related to new switches. The agreement contains no minimum purchase requirements.

     The Company expects switch site lease costs will be a significant part of the Company's ongoing cost of services. The costs to lease unbundled copper loop lines and high capacity digital lines from the ILECs will vary by ILEC and are regulated by state authorities pursuant to the Telecommunications Act. The Company believes that in most of the markets it plans to enter there are multiple carriers in addition to the ILEC from which it could lease trunking capacity. The Company expects that the costs associated with these leases will increase with customer volume and will be a significant part of the Company's ongoing cost of services.

     Collocation costs are also expected to be a significant part of the Company's network development and ongoing cost of services. Under the Telecommunications Act, carriers like the Company must be allowed to place their equipment within the central offices of the ILEC for the purposes of interconnecting its network with that of the ILEC ("collocation"). For example, Allegiance will use collocation to access the ILECs unbundled networks elements. This collocation can be a physical space or cage within the ILEC central office where the Company would place its equipment. In some cases, virtual collocation would be used where the ILEC places equipment within the central office and would maintain the equipment on behalf of the Company. In this virtual collocation scenario, the Company would not have physical access to the ILEC's central office. For use of their central offices for collocation, ILECs typically charge both a start-up fee as well as a monthly recurring fee. The Company will be required to invest a significant amount of funds to develop the central office collocation sites and to deploy the transmission and distribution electronics.

     In order to enter a market, Allegiance must enter into an interconnection agreement with the ILEC to make ubiquitous calling available to its customers. Typically these agreements set the cost per minute to be charged by each party for the calls which have traversed between each carrier's network. These costs will grow in proportion to the Company's customers outbound call volume and are expected to be a major portion of the Company's cost of services. However, the Company does expect to generate increased revenue from the ILECs as the Company's customers inbound calling volume increases. To the extent the Company's customers' outbound call volume is equivalent to their inbound call volume, the Company expects that its interconnection costs paid to the ILECs will be substantially offset by the interconnection revenues received from the ILECs.

     The Company has entered into one resale agreement with a long distance carrier to provide the Company with transmission services and expects to enter into resale agreements with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments; however, the existing resale agreement does not contain any minimum volume commitments. In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means. These costs will increase as the Company's customers' long distance calling volume increases, and the Company expects that these costs will be a significant portion of its cost of long distance services. As traffic on specific routes increases, the Company may lease long distance trunk capacity.

     Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses will include its infrastructure costs, including selling and marketing costs, customer care, billing, corporate administration, personnel and network maintenance.

     The Company plans to employ a large direct sales force in each market and to build a national sales force as the Company grows. To attract and retain a highly qualified sales force, the Company plans to offer its sales and customer care personnel a compensation package emphasizing commissions and stock options. The Company expects to incur significant selling and marketing costs as it continues to expand its operations. In addition, Allegiance plans to offer sales promotions to win customers, especially in the first few years as its establishes its market presence.

     Allegiance is currently developing tailored systems and procedures for OSS and other back office systems that are required to enter, schedule, provision, track a customer order from point of sale to the installation and testing of service and that will include or interface with trouble management, inventory, billing, collection and customer care service systems. Along with the development cost of the systems, the Company will also incur ongoing expenses for customer care and billing. As the Company's strategy stresses the importance of personalized customer care, the Company expects that its customer care department will become a larger part of the Company's ongoing administrative expenses. The Company also expects billing costs to increase as its number of customers, and the call volume, increases. Billing is expected to be a significant part of the Company's ongoing administrative expenses.

     Allegiance will incur other costs and expenses, including the costs associated with the maintenance of its network, administrative overhead, office leases and bad debt. The Company expects that these costs will grow significantly as its expands its operations and that administrative overhead will be a large portion of these expenses during the start-up phase of the Company's business. However, the Company expects these expenses to become smaller as a percentage of the Company's revenue as the Company builds its customer base.

RESULTS OF OPERATIONS

     From its inception on April 22, 1997 through December 16, 1997, the Company was in the development stage of operations. Its principal activities during that period included developing its business plans, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and OSS and negotiating interconnection agreements. From inception (April 22, 1997) through December 31, 1997, the Company's operations resulted in a $7.5 million net loss (after accreting redeemable preferred stock and warrant values). As of December 31, 1997, the Company generated only nominal revenues.

     For the three months ended March 31, 1998, the Company generated revenues of $.2 million from local and long distance services provided to customers in the Dallas market. The net loss for the first quarter was $13.7 million (after accreting redeemable preferred stock and warrant values). The Company incurred approximately $.5 million in delivering service and preparing its local exchange facilities in Dallas, New York City and Atlanta to become operational. For the three months ended March 31, 1998, the Company also incurred $5.7 million for selling and general and administrative expenses, primarily resulting from $3.6 million of payroll, employee benefits, travel, legal and consulting fees relating to the commencement of business in several Phase I markets and $1.0 million in amortization of deferred stock compensation expense. The Company also incurred $.5 million for office space and related operating costs. Interest expense during the three months ended March 31, 1998 was $4.7 million, reflecting the issuance of the 11 3/4% Notes during February 1998. Interest income during such period was $2.2 million resulting from the investment of the net proceeds from the Equity Contributions and the Unit Offering.

     As required by accounting principles promulgated by the Securities and Exchange Commission, the Company is recording the potential redemption values of the Redeemable Convertible Preferred Stock and the redeemable warrants in the potential event that they are redeemed at fair market value in August 2004 and February 2008, respectively. Amounts are accreted using the effective interest method and managements' estimates of the future fair market value of these securities when redemption is first permitted. Amounts accreted increase the recorded value of the Redeemable Convertible Preferred Stock and redeemable warrants on the balance sheet and result in a non-cash charge to increase the net loss applicable to Common Stock. Upon consummation of the Equity Offering, the redemption provisions of the Redeemable Convertible Preferred Stock terminate and such preferred stock will be converted into Common Stock. Accordingly, the amounts accreted for the Redeemable Convertible Preferred Stock will be reclassified as an increase in the amount of the Common Stock and additional paid-in capital in the stockholders' equity section of the balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

     Allegiance plans to establish networks in 24 Tier I U.S. markets. The Company plans to deploy its networks principally in two phases of development, each to contain 12 major U.S. metropolitan markets.

     The development of the Company's business and deployment and start-up of its networks in these markets and the establishment of reliable OSS will require significant capital to fund capital expenditures, working capital, debt service and cash flow deficits. The Company's principal capital expenditure requirements include the purchase and installation of digital switches, transmission equipment collocated in ILEC central offices, and customer premise equipment, the development of efficient OSS and other automated back office systems, and the overbuilding of leased transmission facilities as traffic volume growth makes it economically attractive. Additional capital will be required for office space, switch site, and collocation space buildout at ILEC central offices, corporate overhead and personnel and the development, acquisition and integration of the Company's back office systems. Future overbuilds of leased transmissions facilities and potential strategic acquisitions may increase capital requirements, although cash requirements may be reduced if network expansions are accomplished over a longer time frame or market penetration rates are less than expected.

     Allegiance's financing plan is predicated on the pre-funding of each market's expansion to Positive Free Cash Flow (operating cash flow from a market sufficient to fund such market's operating costs and capital expenditures). This approach is designed to allow the Company to be opportunistic and raise capital on more favorable terms and conditions.

     To pre-fund each Phase I market's expansion, the Company raised approximately $50.1 million from the Equity Contributions and received approximately $240.7 million of net proceeds, after deducting estimated underwriting discounts and commissions and other expenses payable by the Company, from the Unit Offering. Allegiance is currently operational in three Phase I markets: New York City, Dallas and Atlanta; and is in the process of deploying networks in six additional Phase I markets: Chicago, Los Angeles, San Francisco, Boston, Fort Worth and Washington, D.C. As part of this effort, in October 1997, the Company acquired two Lucent Series 5ESS(R)-2000 digital switches in New York City and Atlanta and certain furniture and fixtures in Dallas from US ONE Communications, Inc. for an aggregate purchase price of $19.3 million. The Company has also purchased from Lucent, switches for the Dallas, Chicago, Los Angeles, San Francisco, Boston and Washington, D.C. markets. The cost of these switches and related equipment and installation will be approximately $41.6 million.

     Since completion of the Unit Offering, the Company has increased the scope of its business plan to accommodate (i) an expansion of the Company's network buildout in certain Phase I markets to include additional central offices, thereby giving the Company access to a larger number of potential customers in those markets, (ii) an accelerated and expanded deployment of data, Internet and enhanced services in the Company's markets and (iii) the acceleration of network deployment in Phase II markets.

     The Company estimates that its cumulative cash requirements to fund its modified business plan, including pre-funding each Phase I and Phase II market's expansion to Positive Free Cash Flow, will be between $650 million and $700 million.

     In addition to the Offerings, the Company is seeking to obtain approximately $100.0 million of Vendor Financing for the acquisition of digital switches, software, electronics and associated transmission equipment. The amount of Vendor Financing the Company will ultimately seek to obtain will depend on a number of factors including the terms and conditions thereof, the availability and terms of other financing and the Company's ability to acquire digital switches, software, electronics and associated transmission equipment in connection with the acquisition of other companies for Common Stock. There can be no assurance that the Vendor Financing will be available on terms acceptable to the Company or at all.

     The Company believes, based on its modified business plan, that the net proceeds from the Offerings, together with cash on hand (including proceeds from the Equity Contributions and the Unit Offering) and funding expected to be available under the Vendor Financing will be sufficient to pre-fund its Phase I and Phase II market deployment to Positive Free Cash Flow. If the Company consummates the Equity Offering but not the Debt Offering or the Vendor Financing, the Company intends to modify its deployment schedule by developing only five to seven Phase II markets. If the Company consummates both the Equity and Debt Offerings, but the Vendor Financing is not obtained, the Company intends to modify its deployment schedule by developing only eight to ten Phase II markets. In each such case, the Company would delay deployment of networks in the remaining Phase II markets until it obtains additional financing on acceptable terms and conditions. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

     The actual amount and timing of the Company's future capital requirements may differ materially from the Company's estimates as a result of, among other things, the demand for the Company's services and regulatory, technological and competitive developments (including additional market developments and new opportunities) in the Company's industry. The Company also expects that it will require additional financing (or require financing sooner than anticipated) if:
(i) the Company's development plans or projections change or prove to be inaccurate; (ii) the Company engages in any acquisitions; (iii) the Vendor Financing is not obtained on a timely basis or at all; or (iv) the Company alters the schedule or targets of its roll-out plan, or in the event the Debt Offering is not consummated, the Company accelerates the implementation of its network deployment in the remaining Phase II markets. Sources of additional financing may include commercial bank borrowings, vendor financing, or the private or public sale of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company or at all. See "Risk Factors -- Significant Capital Requirements; Uncertainty of Additional Financing."

     Because the Company's cost of rolling out its networks and operating its business, as well as the Company's revenues, will depend on a variety of factors (including the ability of the Company to meet its roll-out schedules, negotiate favorable prices for purchases of equipment, and develop, acquire and integrate the necessary OSS and other back office systems, as well as the number of customers and the services for which they subscribe, the nature and penetration of new services that may be offered by the Company, regulatory changes and changes in technology), actual costs and revenues will vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Accordingly, there can be no assurance that the Company's actual capital requirements will not exceed the anticipated amounts described above. Further, the exact amount of the Company's future capital requirements will depend upon many factors, including the cost of the development of its networks in each of its markets, the extent of competition and pricing of telecommunications services in its markets, and the acceptance of the Company's services. Also, the Company expects that the expansion into additional markets will require additional financing, which may include commercial bank borrowing, vendor financing, or the public or private sale of equity or debt securities. There can be no assurance that the Company will be successful in raising sufficient additional capital at all or on terms acceptable to the Company. See "Risk Factors -- Significant Capital Requirements; Uncertainty of Additional Financing."

YEAR 2000

     The Company has reviewed its computer systems to identify those areas that could be affected by the "Year 2000" issue. The Company believes that its systems are Year 2000 compliant. In addition, the Company believes that many of its customers and suppliers, particularly the ILECs and long distance carriers, are also impacted by the Year 2000 issue, which in turn could affect the Company. The Company is assessing the compliance efforts of its major customers and suppliers. If the systems of certain of the Company's customers and suppliers, particularly the ILECs, long distance carriers and others on whose services the Company depends or with whom the Company's systems interface, are not Year 2000 compliant, it would have a material adverse effect on the Company.

                                    BUSINESS

THE COMPANY

     Allegiance seeks to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. As a CLEC, Allegiance anticipates offering an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. The Company was founded in April 1997 by a management team led by Royce J. Holland, the former president, chief operating officer and co-founder of MFS, and Thomas M. Lord, former managing director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries. The Company's initial equity financing of approximately $50.1 million has been provided by the Management Investors and the Fund Investors.

     The Company believes that the Telecommunications Act, by opening the local exchange market to competition, has created an attractive opportunity for new facilities-based CLECs like the Company. Most importantly, the Telecommunications Act stated that CLECs should be able to acquire the UNEs from the ILECs, which are necessary for the cost-effective provision of service. As such, the Telecommunications Act will enable the Company to deploy digital switching platforms with local and long distance capability and initially lease fiber trunking capacity from the ILECs and other CLECs to connect the Company's switch with its transmission equipment collocated in ILEC central offices. Thereafter, the Company plans to lease capacity or overbuild specific network segments as economically justified by traffic volume growth. Management believes that pursuing this "smart build" approach should: (i) accelerate market entry by 9 to 18 months by deferring the need for city franchises, rights-of-way and building access; (ii) reduce initial capital requirements for individual market entry prior to revenue generation, allowing the Company to focus its capital resources on the critical areas of sales, marketing, and OSS; (iii) provide for ongoing capital expenditures on a "success basis" as demand dictates; and (iv) allow the Company to address attractive service areas selectively throughout its targeted markets.

     Allegiance is currently developing tailored systems and procedures for OSS and other back office systems that it believes will provide the Company with a significant competitive advantage in terms of cost, processing large order volumes and customer service. These systems are required to enter, schedule, provision and track a customer's order from the point of sale to the installation and testing of service and also include or interface with trouble management, inventory, billing, collection and customer service systems. The legacy systems currently employed by many ILECs, CLECs and long distance carriers, which systems were developed prior to the passage of the Telecommunications Act, generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it also creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer churn and significant added expenses due to duplicated efforts and the need to correct service and billing problems. The Company believes that the practical problems and costs of upgrading legacy systems are often prohibitive for companies whose existing systems support a large number of customers with ongoing service.

     Allegiance plans to deploy networks in 24 Tier I markets. The Company estimates that these 24 markets will include 18 BTAs with more than 20 million non-residential access lines, representing approximately 44.7% of the total non-residential access lines in the U.S. With a network deployment and end user, direct sales marketing strategy focusing on the central business districts and suburban commercial districts in these areas, Allegiance plans to address a majority of the non-residential access lines in most of its targeted markets. The Company plans to deploy its networks principally in two phases of development. Phase I is to offer services in 12 of the largest metropolitan areas in the U.S., which the Company believes include approximately 26.0% of the nation's total non-residential access lines. Allegiance is currently operational in three Phase I markets: New York City, Dallas and Atlanta; and is in the process of deploying networks in six additional Phase I markets: Chicago, Los Angeles, San Francisco, Boston, Fort Worth and Washington, D.C. In each of these markets, the Company will use a Lucent Series 5ESS(R)-2000 digital switch, which provides local and long distance functionality. With the proceeds from the Offerings and funds expected to be available under the

Vendor Financing, the Company intends to begin network development in its Phase II markets. These additional 12 markets are estimated to encompass approximately 18.7% of the total non-residential access lines in the U.S. Management expects to commence network deployment in these cities in 1999, with service anticipated to begin during 1999 and 2000.

     As of June 25, 1998, the Company has sold 18,858 lines to 1,120 customers, of which 10,993 lines for 688 customers were in service as of such date.

     The Company is a Delaware corporation with its principal executive offices located at 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207, and its telephone number is (214) 853-7100.

BUSINESS STRATEGY

     To accomplish its goal of becoming a premier provider of telecommunications services to business, government, and other institutional users in U.S. metropolitan areas, the Company has developed an end-user-focused business strategy designed to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of this strategy include the following:

     Leverage Proven Management Team. The Company's veteran management team has extensive experience and past successes in the CLEC industry, and the Company believes that its ability to combine and draw upon the collective talent and expertise of its senior management gives it a competitive advantage in the effective and efficient execution of network deployment, sales, provisioning, service installation, billing and collection, and customer service functions. Allegiance's Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries, including as president, chief operating officer, and co-founder of MFS. Under his leadership, MFS grew from a start-up operation to become the largest CLEC with approximately $1.1 billion in revenues before its acquisition by WorldCom in 1996. Other key Allegiance executives have significant experience in the critical functions of network operations, sales and marketing, back office and OSS, finance and regulatory affairs.

     Target End Users with Integrated Service Offerings. Allegiance plans to focus principally on end user customers in the business, government and other institutional market segments. The majority of these customers are expected to be small and medium-sized businesses, to which the Company will offer "one-stop shopping" consisting of a comprehensive package of communications services with convenient integrated billing and a single point of contact for sales and service. For large businesses and government and other institutional users, which typically obtain telecommunications services from a variety of suppliers, the Company will focus primarily on capturing a significant portion of these customers' local exchange, intraLATA toll and data traffic. Although the Company will principally target end-users in markets where it believes it can achieve significant market penetration by providing superior customer care at competitive prices, the Company may augment its core business strategy by selectively supplying wholesale services including equipment collocation and facilities management services to ISPs.

     Offer Data, Internet, and Enhanced Services to Enhance Market Penetration and Reduce Churn. The Company believes it can accelerate new account penetration and reduce customer churn by offering LAN interconnection, frame relay, Internet services, ISDN, DSL, Web page design, Web server hosting, and other enhanced services not generally available from the ILECs (or available only at high prices) in conjunction with traditional local and long distance services. This strategy has been successfully employed by certain CLECs, and Allegiance's management team has extensive experience in providing these types of enhanced services.

     Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. Allegiance plans to deploy digital switching platforms with local and long distance capability and initially lease fiber trunking capacity from the ILECs and other CLECs to connect the Company's switch with its transmission equipment collocated in ILEC central offices. Thereafter, Allegiance may evolve its networks to the next stage of the "smart build" strategy where Allegiance plans to lease dark fiber or overbuild specific network segments as economically justified by traffic volume growth. Allegiance expects that this "smart build" strategy will allow entry into a new market in a six- to nine-month time frame as compared to the 18 to 24 months required to construct a metropolitan area fiber network under the "build first, sell later" approach required before the Telecommunications Act established a framework for CLECs to acquire unbundled network elements. The Company believes that this "smart build" approach has the additional advantage of reducing up-front capital requirements. This "smart build" strategy is currently being implemented by the Company in all its networks where it is leasing high capacity circuits to connect the ILEC central offices with the Company's switches. In New York City, the Company is moving to the next stage of its "smart-build" strategy, where the Company will lease from MFN, a thirty-mile dark fiber ring in Manhattan that extends into Brooklyn.

     Achieve Broad Coverage of Attractive Areas within Each Targeted Market. As a result of the substantial up-front capital requirements necessary to construct metropolitan area fiber networks, CLECs have traditionally limited their initial network buildout to highly concentrated downtown areas, thereby limiting their ability to provide service to customers in other attractive, but geographically dispersed, portions of their targeted markets. The Company intends to leverage the benefits of using a "smart build" strategy by selectively deploying its facilities to address attractive service areas throughout each target market in order to optimize the Company's penetration. Prior to entering a market, Allegiance prepares a detailed, "bottoms-up" analysis of that market's local exchange areas using FCC and demographic data. The Company uses this analysis, together with estimates of the costs and potential benefits of addressing particular service areas, to identify attractive areas, determine the optimal concentration of areas to be served and develop its schedule for network deployment and expansion.

     Maximize Operating Margins by Emphasizing Facilities-Based
Services. Allegiance believes that facilities-based solutions where the Company provides local exchange, local access, and long distance using its own facilities should generate significantly higher gross network margins than could be obtained by reselling such services. As a result, Allegiance plans to deploy its marketing activities in areas where it can serve customers through a direct connection using unbundled loops or high capacity circuits connected to Allegiance's facilities collocated in ILEC central offices. The Company plans to resell ILEC services only in order to provide comprehensive geographical service coverage to customers with multiple on-net sites (which can be addressed by the Company's facilities-based services) and a few off-net sites (which can be addressed only by the Company's reselling ILEC services).

     Build Market Share by Focusing on Direct Sales. The Company believes that the key to achieving its goals is the capturing and retaining of customers through direct sales, a full suite of turn-key product offerings and personalized customer care. Management believes that its targeted small and medium-sized business customers have been neglected by the ILECs with respect to these functions. The Company's sales management team is composed of executives with experience in managing a large number of direct sales specialists in the telecommunications and data networking industries. Additionally, the Company believes it will be able to attract and retain highly qualified sales and support personnel by offering them the opportunity to: (i) work with an experienced and success-proven management team in building a developing, entrepreneurial company; (ii) market a comprehensive set of products and services and customer care options; and (iii) participate in the potential economic returns made available through a results-oriented compensation package emphasizing sales commissions and stock options.

     Develop Efficient Automated Back Office Systems. Unburdened by existing legacy OSS, Allegiance is focusing on developing, acquiring and integrating back office systems to facilitate a smooth, efficient order management, provisioning, trouble management, billing and collection, and customer service process. To address this critical issue, the Company has hired a team of engineering and information technology professionals experienced in the CLEC industry. This team will work to develop, with the assistance of key third party vendors, OSS that will synchronize multiple tasks such as provisioning, customer service and billing and provide management with timely operating and financial data to most efficiently direct network, sales and customer service resources. The Company intends to work actively toward "electronic bonding" between the Allegiance OSS and those of the ILEC, which would permit creation of service requests on-line. Allegiance believes that these back office systems, once developed, will provide it with a significant competitive advantage in terms of cost, processing large order volumes and customer service as compared to companies using legacy systems.

     Expand Customer Base Through Potential Acquisitions. The Company believes that strategic acquisitions may produce a number of benefits, including acceleration of market penetration, providing a customer base for cross-selling additional services, acquiring experienced management and improving margins by migrating resold services to the Company's network facilities.

MARKET OPPORTUNITY

     U.S. Census Bureau data indicates that the United States communications services market (including cable television, but excluding Internet access and content) in 1995 totaled approximately $221 billion in annual revenue. As depicted on the chart below, wireline telecommunications services (other than Internet access and content) purchased by non-residential users accounted for about 43%, or approximately $96 billion, of the total U.S. market in 1995:

                        [US COMMUNICATIONS MARKET GRAPH]

     The major segments of the non-residential wireline telecommunications services market, based on U.S. Census Bureau data, are as follows:

                  [NON-RESIDENTIAL WIRELESS TELECOMMUNICATIONS GRAPH]

Traditional voice traffic accounted for the vast majority of non-residential communications revenue in 1995, with local exchange and exchange access accounting for over half of the total non-residential wireline telecommunications market (excluding Internet access and content). Due to its rapid growth, estimates of data and Internet services revenue are not as well established as those relating to traditional voice traffic communications. However, the Company believes that a significant market opportunity exists for providers of non-residential Internet services.

     The Company believes that the rapid opening of the local market to competition, accelerated growth rates in local traffic related to increases in Internet access, the desire for multiple suppliers by large businesses, and the desire for "one-stop shopping" by small and medium-sized businesses and consumers, presents an opportunity for new entrants to achieve product differentiation and significant penetration into this very large, established market. Success in this environment will, in the opinion of management, depend primarily on speed-to-market, marketing creativity and a CLEC's ability to provide competitively priced services rapidly and accurately, and to issue concise, accurate integrated billing statements.

     Allegiance plans to deploy networks in 24 Tier I markets. The Company estimates that these 24 markets will include 18 BTAs with more than 20 million non-residential access lines, representing approximately 44.7% of the total non-residential access lines in the U.S. With a network deployment and end user, direct sales marketing strategy focusing on the most significant areas of business concentration in these areas, Allegiance plans to address a majority of the non-residential access lines in most of its targeted markets.

THE COMPANY'S TELECOMMUNICATIONS SERVICES

     The Company intends to tailor its service offerings to meet the specific needs of the business, government, and other institutional end users in its target markets. Management believes that the Company's close contact with customers from its direct sales force and customer care personnel will enable it to tailor its service offerings to meet customers' needs and to creatively package its services to provide "one-stop shopping" solutions for those customers. The Company plans to offer the following services:

     Local Exchange Services. The Company plans to offer local exchange services, including local dial tone as well as enhanced features such as call forwarding, call waiting, dial back, caller ID, and voice mail, in all of its target markets. By offering dial tone service, the Company will also receive originating and terminating access charges for interexchange calls placed or received by its subscribers.

     PBX/Shared Tenant Services. In areas where telephone density is high and most telephone customers desire similar services (such as office buildings, apartments, condominiums or campus-type environments), PBX or shared tenant services such as Centrex are among the most efficient means of providing telephone services. The Company will offer these services in areas where market potential warrants.

     ISDN and High Speed Data Services. The Company will offer high speed data transmission services, such as wide area network ("WAN") interconnection and broadband Internet access, via frame relay and dedicated point-to-point connections. In order to provide these services, the Company intends to utilize leased T1 and higher speed (multiple T1 or T3) fiber connections to medium- and large-sized business, government, and other institutional customers, while employing DSL and/or ISDN connections over unbundled copper loops to smaller business users whose bandwidth requirements may not justify fiber connections or which are located in areas where T1 connections are not available.

     Interexchange/Long Distance Services. The Company will offer a full range of domestic (interLATA and intraLATA) and international long distance services, including "1+" outbound calling, inbound toll free service, and such complementary services as calling cards, operator assistance, and conference calling.

     Enhanced Internet Services. The Company will offer dedicated and dial-up high speed Internet access services via conventional modem connections, ISDN, DSL, and T1 and higher speed dedicated connections.

     Web Site Design and Hosting Services. The Company intends to offer Web site design services and will offer Web site hosting on its own computer servers to provide customers with a turn-key solution that gives them a presence on the World Wide Web.

     Facilities and Systems Integration Services. The Company plans to assist individual customers with the design and implementation of turn-key solutions in order to meet their specific needs, including the selection of the customer's premises equipment, interconnection of LANs and WANs, provision of Advanced Intelligent Network applications and implementation of virtual private networks.

     Wholesale Services to ISPs. The Company believes that with the recent growth in demand for Internet services, numerous ISPs are unable to obtain network capacity rapidly enough to meet customer demand and eliminate network congestion problems. Allegiance plans to supplement its core end user product offerings by providing a full array of local services to ISPs, including telephone numbers and switched and dedicated access to the Internet.

SALES AND CUSTOMER SUPPORT

     The Company will offer an integrated package of local exchange, local access, domestic and international long distance, enhanced voice, data transmission, and a full suite of Internet services to small and medium-sized businesses, with "medium-sized" describing a user having approximately 200-300 phone lines and 250 employees. Unlike large corporate, government, or other institutional users, small and medium-sized businesses often have no in-house telecommunications manager. Based on management's previous experience, Allegiance believes that a direct sales and customer care program focusing on turn-key, "one-stop shopping" solutions will have a competitive advantage in capturing this type of customers' total telecommunications traffic.

     Although the vast majority of the Company's sales force will focus primarily on the small and medium-sized business segment, the Company also intends to provide services to large business, government, and other institutional users, as well as to ISPs, and expects that a significant portion of its initial revenue will come from these segments. Therefore, Allegiance will organize its sales and customer care organizations to serve each of these three market segments. Sales and marketing approaches in the telecommunications market are market-segment specific, and the Company believes the following are the most effective approaches with respect to its three targeted market segments:

     - Small/medium business -- The Company will use direct sales, print advertising, and agency programs.

     - Large business, government, and other institutional users -- The Company will use account teams, established business relationships, applications sales, trade show advertising, and technical journal articles.

     - Wholesale (ISPs) -- The Company will use direct sales, established business relationships, and competitive pricing.

     The principal portion of Allegiance's sales and customer care resources will be dedicated to the small and medium-sized business segment. The Company will organize account executives into teams with a team manager and a sales support specialist. These teams will utilize telemarketing to "qualify" leads and set up initial appointments. The Company will closely manage account executives with regard to activity (i.e. number of sales calls per week) with the goal of eventually calling on every prospective business customer in an account executive's sales territory. The Company intends to use commission plans and incentive programs to reward and retain the top performers and encourage strong customer relationships. The sales team managers in a market will report to a city sales director who will in turn report to a regional vice president. In addition, each team's sales support specialist will act as a "customer advocate" for the customers served by that team, so that the customer needs to contact only one person for sales information and personalized customer service.

     The Company's wholesale sales to local and regional ISPs will be performed by account executives reporting to the city sales director. Account executives reporting to the senior vice president of national accounts will handle large national ISPs. The senior vice president of national accounts will also have responsibility for large corporate, government, and other institutional accounts, with designated national account managers and sales support personnel assigned to the major accounts. Unlike the small and medium-sized business segment, the national account program will be built by recruiting national account managers with established business relationships with large corporate accounts, supported by technical applications personnel and customer care specialists.

INFORMATION SYSTEMS

     Allegiance is currently developing tailored information systems and procedures for OSS and other back-office systems that it believes will provide a significant competitive advantage in terms of cost, processing large order volumes, and customer service. These systems are required to enter, schedule, provision, and track a customer's order from the point of sale to the installation and testing of service and also include or interface with trouble management, inventory, billing, collection and customer service systems. The required high-level information requirements to support facilities-based service are depicted in the following figure:

                       [INFORMATION REQUIREMENTS DIAGRAM]

     The legacy systems currently employed by most ILECs, CLECs and long distance carriers, which were developed prior to the passage of the Telecommunications Act, generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer churn, and significant added expenses due to duplicated efforts and the need to correct service and billing problems. The Company believes that the practical problems and costs of upgrading legacy systems are often prohibitive for companies whose existing systems support a large number of customers with ongoing service. Unburdened by legacy systems, the Company's team of engineering and information technology professionals experienced in the CLEC industry is working to develop, with the assistance of key third party vendors, OSS and other back office systems designed to facilitate a smooth, efficient order management, provisioning, trouble management, billing and collection, and customer care process. See "Risk Factors -- Dependence on Billing, Customer Service, and Information Systems."

     Order Management. Allegiance has signed a contract with a third-party vendor to license their order management software. This product allows the sales team not only to enter customer orders, but also to monitor the status of the order as it progresses through the service initiation process.

     Provisioning Management. The licensed order management software also supports the design and management of the provisioning process, including circuit design and work flow management. The system has been designed to permit programming into the system of a standard schedule of tasks which must be accomplished in order to initiate service to a customer, as well as the standard time intervals during which each such task must be completed. This way, when a standard order is selected in the system, each required task in the service initiation process can be efficiently managed to its assigned time interval.

     External Interfaces. Several external interfaces are required to initiate service for a customer. While some of these will be automated initially via gateways from the order management software, the most important interfaces (those to the ILEC) will be accomplished initially via fax or e-mail. Certain ILECs are just beginning to develop automated interfaces on a limited basis. Allegiance intends to take a lead role with selected ILECs to create standards for automation of these interfaces.

     Network Element Administration. The Company has signed a contract with a third-party vendor to license their network element administration software. The Company is currently developing an interface between its order management system and the network element manager to integrate data integrity and eliminate redundant data entry.

     Customer Billing. Allegiance has selected a billing services provider, and a contract for this service is currently being negotiated. Customer information will be electronically interfaced with this provider from the Company's order management system via a gateway being developed, thereby integrating all repositories of information.

     Billing Records. Billing records will be generated by the Lucent Series 5ESS(R)-2000 switches to record customer calling activity. These records will be automatically processed by the billing services provider in order to calculate and produce bills in a customer-specified billing format.

     Allegiance believes this integrated OSS approach will provide for faster customer service initiation, improved billing accuracy and customization, and a superior level of customer service. See "Risk Factors -- Dependence on Billing, Customer Service, and Information Systems." The Company will actively work toward "electronic bonding" between the Allegiance OSS and those of the ILECs, which would permit creation of service requests on-line.

NETWORK DEPLOYMENT

     Allegiance plans to deploy networks in 24 Tier I markets. The Company estimates that these 24 markets will include 18 BTAs with over 20 million non-residential access lines, representing approximately 44.7% of the total non-residential access lines in the U.S. The Company plans to deploy its networks principally in two phases of development, with Phase I to offer service in 12 of the largest U.S. metropolitan markets, which the Company believes include approximately 26.0% of the nation's non-residential access lines. Phase II will offer service in an additional 12 major U.S. metropolitan markets, which the Company believes include approximately an additional 18.7% of total U.S. non-residential access lines. Allegiance is currently operational in three Phase I markets: New York City, Dallas and Atlanta; and is in the process of deploying networks in six additional Phase I markets: Chicago, Los Angeles, San Francisco, Boston, Fort Worth and Washington, D.C. The following table sets forth the markets targeted by the Company in Phase I and the Company's current buildout schedule, although the order and timing of network deployment may vary and will depend on a number of factors, including recruiting city management, the regulatory environment, the

Company's results of operations and the existence of specific market opportunities, such as acquisitions, and no assurance can be given that the Company will deploy networks in each such market:

                   PHASE I MARKET SIZE AND BUILDOUT SCHEDULE

                                    ESTIMATED TOTAL NON-          % OF TOTAL U.S. NON-        INITIAL FACILITIES-
            MARKET               RESIDENTIAL ACCESS LINES(1)   RESIDENTIAL ACCESS LINES(2)   BASED SERVICE DATE(3)
            ------               ---------------------------   ---------------------------   ---------------------
                                         (THOUSANDS)
New York City..................             3,298(4)                       6.7%(4)             March 1998
Dallas, TX.....................               867(5)                       1.8%(5)             April 1998
Atlanta, GA....................               612                          1.2%                April 1998
Fort Worth, TX.................                --(5)                         --(5)              3Q, 1998
Chicago, IL....................             1,951                          4.0%                 3Q, 1998
Los Angeles, CA................             3,430(6)                       7.0%(6)              3Q, 1998
Northern New Jersey............                --(4)                         --(4)              4Q, 1998
San Francisco, CA..............             2,148(7)                       4.4%(7)              4Q, 1998
Boston, MA.....................               649                          1.3%                 4Q, 1998
Long Island, NY................                --(4)                         --(4)                1999
Washington, D.C................               871                          1.8%                   1999
Orange County, CA..............                --(6)                         --(6)                1999
                                           ------                         -----
          Total................            13,826(7)                      28.2%(7)

---------------

(1) Data as of December 31, 1996.
(2) Based on an estimated 49.0 million U.S. non-residential access lines as of December 31, 1996.
(3) Refers to the first month during which the Company could offer facilities-based service or the quarter or year during which the Company expects to be able to offer facilities-based service based on its current business plan.
(4) Data for New York City also includes Northern New Jersey and Long Island,
    NY.
(5) Data for Dallas, TX also includes Fort Worth, TX.
(6) Data for Los Angeles, CA also includes Orange County, CA.
(7) Data for San Francisco, CA also includes San Jose, CA and Oakland, CA, both of which are Phase II markets.

     The following table sets forth the markets targeted by the Company in Phase II, although the order and timing of network deployment may vary and will depend on a number of factors, including recruiting city management, the regulatory environment, the Company's results of operations and the existence of specific market opportunities, such as acquisitions, and no assurance can be given that the Company will deploy networks in each such market. Assuming the Debt Offering is consummated and the Vendor Financing is available to the Company, management currently expects to commence network deployment in the following Phase II markets in 1999, with service anticipated to begin during 1999 and 2000.

                              PHASE II MARKET SIZE

                                                    ESTIMATED TOTAL NON-           % OF TOTAL U.S. NON-
                    MARKET                       RESIDENTIAL ACCESS LINES(1)    RESIDENTIAL ACCESS LINES(2)
                    ------                       ---------------------------    ---------------------------
                                                         (THOUSANDS)
San Jose, CA...................................                --(3)                         --(3)
Oakland, CA....................................                --(3)                         --(3)
San Diego, CA..................................               790                           1.6%
Houston, TX....................................               765                           1.6%
Philadelphia, PA...............................             1,754                           3.6%
Detroit, MI....................................               821                           1.7%
Denver, CO.....................................               632                           1.3%
Baltimore, MD..................................               639                           1.3%
Seattle, WA....................................               779                           1.6%
Miami, FL......................................               769                           1.6%
St. Louis, MO..................................               449                           0.9%
Cleveland, OH..................................               654                           1.3%
                                                            -----                          ----
          Total................................             8,052(3)                       16.5%(3)

---------------

(1) Data as of December 31, 1996.
(2) Based on an estimated 49.0 million U.S. non-residential access lines as of December 31, 1996.
(3) Data for San Jose, CA and Oakland, CA is included in data for San Francisco, CA in Phase I above.

     In the majority of its targeted markets, Allegiance will initially deploy switches and collocate transmission equipment in ILEC central offices with heavy concentrations of non-residential access lines. Over time, the Company plans to expand its networks throughout the metropolitan areas to address the majority of the business market in each area. In some markets, such as Northern New Jersey, Allegiance will not initially deploy its own switch, but will deploy transmission equipment in major central offices and route traffic to an existing Allegiance switch until traffic growth warrants the addition of a switch to service that market.

NETWORK ARCHITECTURE

     Allegiance is deploying Lucent Series 5ESS(R)-2000 digital switches in New York City, Dallas, Atlanta, Chicago, Los Angeles, San Francisco, Washington, D.C. and Boston. The Company currently plans to deploy similar switches in its other markets. As a result of the network unbundling provisions of the Telecommunications Act, the Company believes it can accelerate its market entry, reduce its initial capital requirements and mitigate risks in estimating market share growth by employing a "smart build" strategy. The Company plans to install the Lucent switch and related equipment at a central location in each market and deploy transmission equipment in ILEC central offices. Allegiance intends initially to lease local network trunking facilities from the ILEC and/or one or more CLECs in order to connect Allegiance's switch to major ILEC central offices serving the central business district and outlying areas of business concentrations in each market. The switch will also be connected to ILEC tandem switches and certain interexchange carrier ("IXC") points-of-presence ("POPs"). Allegiance will deploy integrated digital loop carriers ("IDLCs") and related equipment in each of the ILEC central offices in which it is connected. As each customer is obtained, service will be provisioned by leasing unbundled loops from the ILEC to connect the Company's IDLC (located in the serving central office) to the customer premise equipment. For large business, government, or other institutional customers or for numerous customers located in large buildings, it may be more cost-effective for Allegiance to use leased ILEC or CLEC capacity in the 1.5 to 150 megabit range (or perhaps a wireless local loop leased from one of the emerging wireless CLECs) to connect the customer(s) to the Allegiance network. In this case, Allegiance will locate its IDLC or other equipment in the customer's building. A diagram of the Company's typical network layout is presented in the following figure:

                          [ALLEGIANCE NETWORK DIAGRAM]

     Although Allegiance will initially lease its local network transmission facilities, the Company plans to replace leased trunk capacity with its own fiber optic facilities as and when it experiences sufficient traffic volume growth between its switch and specific ILEC central offices.

     Allegiance will employ a similar "success-based" strategy to manage its long distance network expenses. Initially, the Company will resell long distance transmission services by buying minutes on a wholesale basis. As traffic on a specific route increases (for example, on the New York City-Chicago route), Allegiance will subsequently lease long distance trunk capacity connecting its switches between the two markets. Allegiance would thus transport its calls from New York City to Chicago (or vice versa) over its own network and terminate the calls at the ILEC tandem switch in Chicago. For international calls, the Company plans to negotiate agreements with various international carriers for termination of its international calls throughout the world. As Allegiance's international traffic volumes increase to major destinations (e.g. Canada, Mexico, the United Kingdom, France, Germany and Japan), the Company expects to be able to improve its resale margins.

IMPLEMENTATION OF SERVICES

     In order to offer services in a market, Allegiance generally must secure certification from the state regulator and typically must file tariffs or price lists for the services that it will offer. The certification process varies from state to state; however, the fundamental requirements are largely the same. State regulators require new entrants to demonstrate that they have secured adequate financial resources to establish and maintain good customer service. New entrants are also required to show that they have a staff that possesses the knowledge and ability required to establish and operate a telecommunications network. Allegiance has made such demonstrations in Texas, Georgia, California, Illinois, Maryland and New York, where the Company has obtained certificates to provide local exchange and intrastate toll service. Applications for such authority are pending in the District of Columbia and Massachusetts. The Company intends to file similar applications in the near future for New Jersey and Virginia.

     Before providing local service, a new entrant must negotiate and execute an interconnection agreement with the ILEC. While such agreements can be voluminous and may take months to negotiate, most of the key interconnection issues have now been thoroughly addressed and commissions in most states have ruled on arbitrations between the ILECs and new entrants. New entrants may adopt an interconnection agreement already entered into by the ILEC and another carrier. Such an approach will be selectively adopted by Allegiance to enable it to enter markets quickly while at the same time preserving its right to replace the adopted agreement with a customized interconnection agreement that can be negotiated once service has already been established. For example, Allegiance has adopted the interconnection agreement entered into between Southwestern Bell and WinStar Wireless of Texas, Inc. in Texas and has begun to negotiate enhancements to that agreement for ultimate inclusion in Allegiance's customized agreement with Southwestern Bell.

     While such interconnection agreements include key terms and prices for interconnection circuits, a significant joint implementation effort must be made with the ILEC in order to establish operationally efficient and reliable traffic interchange arrangements. Such interchange arrangements must include those between the new entrant's network and the facilities of other service providers as well as public service agencies. For example, Allegiance worked closely with Southwestern Bell in order to devise and implement an efficient 911 call routing plan that will meet the requirements of each individual 911 service bureau in Southwestern Bell areas that Allegiance will serve using its own switches. Allegiance meets with key personnel from 911 service bureaus to obtain their acceptance and to establish dates for circuit establishment and joint testing. Other examples of traffic interchange and interconnection arrangements utilizing the ILEC's network include connectivity to its out-of-band signaling facilities, interconnectivity to the ILEC's operator services and directory assistance personnel, and access through the ILEC to the networks of wireless companies and interexchange carriers.

     After the initial implementation activities are completed in a market, an on-going trunking capacity management plan must be followed to ensure that adequate quantities of network facilities

(e.g., interconnection trunks) are in place, and a contingency plan must be devised to address spikes in demand caused by events such as a larger-than-expected customer sale in a relatively small geographic area.

REGULATION

     The Company's telecommunications services business is subject to varying degrees of federal, state and local regulation.

  Federal Regulation

     The FCC regulates interstate and international telecommunications services. The Company provides service on a common carrier basis. The FCC imposes certain regulations on common carriers such as the RBOCs that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs. The FCC requires common carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points.

     In August 1996, the FCC released a decision (the "Interconnection Decision") establishing rules implementing the Telecommunications Act requirements that ILECs negotiate interconnection agreements and providing guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the Eighth Circuit vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Eighth Circuit decisions create uncertainty about the rules governing pricing and the terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. There can be no assurance that the Company will be able to obtain or enforce interconnection agreements on terms acceptable to the Company. The Supreme Court has granted a writ of certiorari to review the Eighth Circuit decisions.

     In October 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. This order applies to all non-dominant interstate carriers, including AT&T. The order does not apply to the switched and special access services of the RBOCs or other local exchange providers. The FCC order was issued pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications services provider if the FCC determines that the public interest will be served. After a nine-month transition period, relationships between interstate carriers and their customers will be set by contract. At that point long distance companies may no longer file with the FCC tariffs for interstate, domestic, interexchange services. Carriers have the option to immediately cease filing tariffs. Several parties have filed notices for reconsideration of the FCC order and other parties appealed the decision. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order pending its review of the order on the merits. Currently, that temporary stay remains in effect.

     If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as the Company will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934, as amended (the "Communications Act"). While tariffs provided a means of providing notice of prices, terms and conditions, the Company intends to rely primarily on its sales force and direct marketing to provide such information to its customers.

     The Telecommunications Act is intended to increase competition. The act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

     Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements at prices based on a reasonable approximation of incremental cost or through mutual exchange of traffic without explicit payment.

     Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the ILEC in the wholesale offering.

     Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered, except where an ILEC can demonstrate space limitations or other technical impediments to collocation.

     Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including, network facilities, equipment, features, functions, and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit).

     Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

     Dialing Parity. Requires all ILECs and CLECs to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

     Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.3 billion and for services provided to rural health care providers with an annual cap of $400.0 million. The FCC also expanded the federal subsidies for local exchange telephone services provided to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year; since the Company had no significant revenues in 1997, it will not be liable for subsidy payments in any material amount during 1998. With respect to subsequent years, however, the Company is currently unable to quantify the amount of subsidy payments that it will be required to make or the effect that these required payments will have on its financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States

Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending, as well as several petitions for administrative reconsideration of the order.

     The Telecommunications Act codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act also contains special provisions that eliminate the AT&T Antitrust Consent Decree (and similar antitrust restrictions on the GTOCs) restricting the RBOCs from providing long distance services and engaging in telecommunications equipment manufacturing. The Telecommunications Act permitted the RBOCs to enter the out-of-region long distance market immediately upon its enactment. Further, provisions of the Telecommunications Act permit a RBOC to enter the long distance market in its traditional service area if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that the RBOC has entered into interconnection agreements (or, under some circumstances, has offered to enter into such agreements) in those states in which it seeks long distance relief, the interconnection agreements satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the RBOC's entry into long distance markets is in the public interest. To date, several petitions by RBOCs for such entry have been denied by the FCC, and none have been granted.

     On December 31, 1997, the U.S. District Court for the Northern District of Texas issued the SBC Decision finding that Sections 271 to 275 of the Telecommunications Act are unconstitutional. These sections of the Telecommunications Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The SBC Decision has been stayed pending appeal. The Company cannot predict the likely outcome of that appeal, although on May 15, 1998, the Court of Appeals for the District of Columbia Circuit rejected a very similar challenge to the constitutionality of Section 274 of the Telecommunications Act. If the SBC Decision is upheld on appeal, however, the RBOCs would be able to provide such in-region services immediately without satisfying the statutory conditions. This would likely have an unfavorable effect on the Company's business for at least two reasons. First, the SBC Decision removes the incentive RBOCs have to cooperate with companies like Allegiance to foster competition within their service areas so that they can qualify to offer in-region interLATA services because the decision allows RBOCs to offer such services immediately. However, the SBC Decision does not affect other provisions of the Act which create legal obligations for all ILECs to offer interconnection and network access. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. See "-- Competition."

     Under the Telecommunications Act, any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act is subject to numerous federal and state policy rulemaking proceedings and judicial review there is still uncertainty as to what impact such legislation will have on the Company.

     Pursuant to authority granted by the FCC, the Company will resell the international telecommunications services of other common carriers between the United States and international points. In connection with such authority, the Company's subsidiary, Allegiance Telecom International, Inc., has filed tariffs with the FCC stating the rates, terms and conditions for its international services.

     With respect to its domestic service offerings, various subsidiaries of the Company have filed tariffs with the FCC stating the rates, terms and conditions for their interstate services. The Company's tariffs are generally not subject to pre-effective review by the FCC, and can be amended on one day's notice. The Company's interstate services are provided in competition with interexchange carriers and, with respect to access services, the ILECs. With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to those customers likely to contract for their services without also lowering charges for the same service to all customers in the same geographic area, including those whose telecommunications requirements would not justify the use of such lower prices. The FCC may, however, alleviate this constraint on the ILECs and permit them to offer special rate packages to very large customers, as it has done in a few cases, or permit other forms of rate flexibility. The FCC has adopted some proposals that significantly lessen the regulation of ILECs that are subject to competition in their service areas and provide such ILECs with additional flexibility in pricing their interstate switched and special access on a central office specific basis; and, as discussed in the following paragraph, is considering expanding such flexibility.

     In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. The May 16th order substantially increased the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that are expected to be established sometime in 1998 that may grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

     A number of ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to CLECs should apply to local telephone calls terminating to ISPs. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. The FCC, however, has determined on a number of occasions, including in its May 16, 1997, access charge reform order, that calls to ISPs should be exempt from interstate access charges and should be governed by local exchange tariffs. Under the Eighth Circuit decisions, however, the states have primary jurisdiction over the determination of reciprocal compensation arrangements and as a result, the treatment of this issue can vary from state to state. Currently, 20 state commissions, two federal courts and one state court have ruled that reciprocal compensation arrangements do apply to ISP traffic. However, certain of these rulings are subject to appeal. Disputes over the appropriate treatment of ISP traffic are pending in eight states. The NARUC adopted a resolution in favor of reciprocal compensation for ISP traffic. The Company anticipates that ISPs will be among its target customers, and adverse decisions in these proceedings could limit the Company's ability to service this group of customers profitably.

  State Regulation

     The Telecommunications Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other procompetitive measures. Because the implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced.

     State regulatory agencies have regulatory jurisdiction when Company facilities and services are used to provide intrastate services. A portion of the Company's current traffic may be classified as intrastate and therefore subject to state regulation. The Company expects that it will offer more intrastate services (including intrastate switched services) as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, the Company generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. The Company has obtained such certificates to provide local exchange and intrastate toll service in Texas, Georgia, California,

Illinois, Maryland and New York. Applications for authority to provide local exchange and intrastate toll services are currently pending in the District of Columbia and Massachusetts. In Georgia, the Company has also received certificate authority to provide intrastate interexchange alternate operator services. In New Jersey, the Company is authorized to resell services, and intends to file an application for facilities-based authority in the near future. The Company also intends to file similar applications in the near future in Virginia, Michigan, Pennsylvania, Florida and Washington. There can be no assurance that such state authorizations will be granted.

  Local Regulation

     The Company's networks are subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. To the extent the Company decides in the future to install its own fiber optic transmission facilities, it will need to obtain rights-of-way over private and publicly owned land. There can be no assurance that such rights-of-way will be available to the Company on economically reasonable or advantageous terms.

COMPETITION

     The telecommunications industry is highly competitive. The Company believes that the principal competitive factors affecting its business will be pricing levels and clear pricing policies, customer service, accurate billing and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company. Many of the Company's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

     Local Exchange Carriers ("LECs"). In each of the markets targeted by the Company, the Company will compete principally with the ILEC serving that area, such as BellSouth, Southwestern Bell, or Bell Atlantic Corporation. The Company believes the RBOCs' primary agenda is to be able to offer long distance service in their service territories. The independent telcos have already achieved this goal with good early returns. Many experts expect the RBOCs to be successful in entering the long distance market in a few states by early 1998 and in all states by mid-1999. The Company believes the RBOCs expect to offset share losses in their local markets by capturing a significant percentage of the in-region long distance market, especially in the residential segment where the RBOCs' strong regional brand names and extensive advertising campaigns may be very successful. In the event that the SBC Decision, which held that the Telecommunications Act's restrictions on the lines of business in which RBOCs may engage (including the conditions to the RBOCs provision of in-region interLATA telecommunications services) are unconstitutional, is upheld, the RBOCs would immediately thereafter be able to enter the long distance market in their service territories. See "-- Regulation."

     As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been (and likely will continue to be) accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     ILECs have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including the Company, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including the Company.

     Competitive Access Carriers/Competitive Local Exchange Carriers/IXCs/Other Market Entrants. The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market such as AT&T, MCI, and Sprint, and from other CLECs, resellers of local exchange services, CAPs, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company. For example, WorldCom acquired MFS in December 1996, has recently acquired another CLEC, Brooks Fiber Properties, Inc., and has a pending agreement to merge with MCI. In January 1998 AT&T announced its intention to acquire Teleport Communications Group Inc. In May 1998, SBC Communications Inc. and Ameritech Corporation agreed to merge. On June 24, 1998, AT&T announced that it has entered into a merger agreement with Tele-Communications, Inc., a cable, telecommunications, and high-speed Internet services provider. These types of consolidations and strategic alliances could put the Company at a competitive disadvantage. The Telecommunications Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers. The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

     The changes in the Telecommunications Act radically altered the market opportunity for traditional CAPs and CLECs. Due to the fact that most existing CAP/CLECs initially entered the market providing dedicated access in the pre-1996 era, these companies had to build a fiber infrastructure before offering services. Switches were added by most CAP/CLECs in the last year to take advantage of the opening of the local market. With the Telecommunications Act requiring unbundling of the LEC networks, CAP/CLECs will now be able to more rapidly enter the market by installing switches and leasing trunk and loop capacity until traffic volume justifies building facilities. New CLECs will not have to replicate existing facilities and can be more opportunistic in designing and implementing networks.

     The Company believes the major IXCs (AT&T, MCI, Sprint) have a two pronged strategy: (1) keep the RBOCs out of in-region long distance as long as possible and (2) develop facilities-based and unbundled local service, an approach already being pursued by WorldCom with the acquisition of MFS, and more recently by AT&T with its proposed acquisition of Teleport Communications.

     Competition for Provision of Long Distance Services. The long distance telecommunications industry has numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. The Company expects to increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees.

     Data/Internet Services Providers. The Internet services market is highly competitive, and the Company expects that competition will continue to intensify. The Company's competitors in this market will include ISPs, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

     Competition from International Telecommunications Providers. Under the recent WTO agreement on basic telecommunications services, the United States and 72 other members of the WTO committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. Although the Company believes that the WTO agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible and to provide more reliable services at lower costs than the Company could have provided prior to implementation of the WTO agreement, it could also provide similar opportunities to the Company's competitors. There can be no assurance that the pro-competitive effects of the WTO agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO agreement. See "Risk Factors -- Competition."

EMPLOYEES

     As of June 25, 1998, the Company had approximately 250 employees. The Company believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of the Company's employees are currently represented by a collective bargaining agreement. The Company believes that it enjoys good relationships with its employees.

LEGAL PROCEEDINGS

     On August 29, 1997, WorldCom sued the Company and two of its Senior Vice Presidents. In its complaint, WorldCom alleges that these employees violated certain noncompete and nonsolicitation agreements by accepting employment with the Company and by soliciting then-current WorldCom employees to leave WorldCom's employment and join the Company. In addition, WorldCom claims that the Company tortiously interfered with WorldCom's relationships with its employees, and that the Company's behavior constituted unfair competition. WorldCom seeks injunctive relief, including barring two of the Company's executives from continued employment with the Company, and monetary damages, although it has filed no motion for a temporary restraining order or preliminary injunction. The Company denies all claims and will vigorously defend itself. The Company does not expect the ultimate outcome of this matter to have a material adverse effect on the results of operations or financial condition of the Company.

     On October 7, 1997, the Company filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one-stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom did not move to dismiss the attempted monopolization claim, but moved to dismiss the abuse of process and unfair competition claims. On March 4, 1998, the court dismissed the claim for unfair competition.

     The Company is not party to any other pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

FACILITIES

     The Company is headquartered in Dallas, Texas and leases offices and space in a number of locations, primarily for sales offices and network equipment installations. The table below lists the Company's current leased facilities:

                                                                                   APPROXIMATE
                          LOCATION                            LEASE EXPIRATION    SQUARE FOOTAGE
                          --------                            ----------------    --------------
Dallas, TX..................................................  January 2008            40,000
Atlanta, GA.................................................  February 2003            7,400
Atlanta, GA.................................................  August 1998              1,000
Atlanta, GA.................................................  November 2001            7,900
Chicago, IL.................................................  February 2009            9,200
Chicago, IL.................................................  July 2008               14,000
Los Angeles, CA.............................................  June 2008               11,000
Los Angeles, CA.............................................  June 2008               10,000
New York, NY................................................  August 2006              8,700
New York, NY................................................  April 2008              19,500
Westchester, IL.............................................  January 2001            10,600

     The Company believes that its leased facilities are adequate to meet its current needs in the eight markets in which it has begun to deploy networks, and that additional facilities are available to meet its development and expansion needs in existing and projected target markets for the foreseeable future.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information concerning the directors, executive officers and other key personnel of the Company, including their ages as of May 1, 1998:

            NAME               AGE                          POSITION(S)
            ----               ---                          -----------
Royce J. Holland(1)..........  49    Chairman of the Board and Chief Executive Officer
C. Daniel Yost...............  49    President and Chief Operating Officer, and Director
Thomas M. Lord...............  41    Executive Vice President of Corporate Development, Chief
                                     Financial Officer, and Director
John J. Callahan.............  48    Senior Vice President of Sales and Marketing, and
                                     Director
Dana A. Crowne...............  37    Senior Vice President and Chief Engineer
Stephen N. Holland...........  46    Senior Vice President and Chief Information Officer
Patricia E. Koide............  49    Senior Vice President of Human Resources, Real Estate,
                                     Facilities and Administration
Gregg A. Long................  44    Senior Vice President of Development and Regulatory
L.C. Baird...................  54    Regional Vice President -- Southeast Division
Anthony J. Parella...........  38    Regional Vice President -- Central Division
Lawrence A. Price............  35    Regional Vice President -- Northeast Division
Paul D. Carbery..............  37    Director
James E. Crawford, III(1)....  52    Director
John B. Ehrenkranz...........  33    Director
Paul J. Finnegan.............  45    Director
Richard D. Frisbie...........  48    Director
Reed E. Hundt................  49    Director
Robert H. Niehaus (1)........  42    Director
James N. Perry, Jr. (1)......  37    Director

---------------

(1) Member of the Board's Executive Committee.

     Royce J. Holland, the Company's Chairman of the Board and Chief Executive Officer, has more than 25 years of experience in the telecommunications, independent power and engineering/construction industries. Prior to founding Allegiance in April 1997, Mr. Holland was one of several co-founders of MFS, where he served as President and Chief Operating Officer from April 1990 until September 1996 and as Vice Chairman from September 1996 to February 1997. In January 1993, Mr. Holland was appointed by President George Bush to the National Security Telecommunications Advisory Committee. Mr. Holland also presently serves on the Board of Directors of CSG Systems, a publicly held billing services company. Mr. Holland's brother, Stephen N. Holland, is employed as the Company's Senior Vice President and Chief Information Officer.

     C. Daniel Yost, who joined the Company as President and Chief Operating Officer in February 1998, was elected to the Company's Board of Directors in March 1998. Mr. Yost has more than 26 years of experience in the telecommunications industry. From July 1997 until he joined the Company, Mr. Yost was the President and Chief Operating Officer for U.S. Operations of Netcom On-Line Communications Services, Inc., a leading Internet service provider. Mr. Yost served as the President, Southwest Region of AT&T Wireless Services, Inc. from June 1994 to July 1997. Prior to that, from July 1991 to June 1994, Mr. Yost was the President, Southwest Region of McCaw Cellular Communications/LIN Broadcasting.

     Thomas M. Lord, a co-founder and Director of the Company and its Executive Vice President of Corporate Development and Chief Financial Officer, is responsible for overseeing the Company's mergers and acquisitions, corporate finance and investor relations functions. Mr. Lord is an 18-year veteran in investment banking, securities research and portfolio management, including serving as a managing director of Bear, Stearns & Co. Inc. from January 1986 to December 1996. In the five-year period ending December 1996,

Mr. Lord oversaw 43 different transactions valued in excess of $6.2 billion for the telecommunications, information services and technology industries.

     John J. Callahan, who joined the Company as Senior Vice President of Sales and Marketing in December 1997, has more than 18 years of experience in the telecommunications industry. Most recently, Mr. Callahan was President of the Western Division for MFS from December 1991 to November 1997, where he was responsible for the company's sales and operations in Arizona, California, Georgia, Florida, Illinois, Michigan, Missouri, Ohio, Oregon, Texas and Washington. Prior to joining MFS, Mr. Callahan was Vice President and General Manager, Southwest Division for Sprint. Mr. Callahan also held sales positions with Data Switch and North American Telecom. Mr. Callahan was elected to the Company's Board of Directors in March 1998.

     Dana A. Crowne became the Company's Senior Vice President and Chief Engineer in August 1997. Prior to joining Allegiance, Mr. Crowne held various management positions at MFS from the time of its founding in 1988, where his responsibilities included providing engineering support and overseeing budgets for the construction of MFS' networks. Mr. Crowne ultimately became Vice President, Network Optimization for MFS from January 1996 to May 1997 and managed the company's network expenses and planning and its domestic engineering functions. Prior to joining MFS, Mr. Crowne designed and installed fiber optic transmission systems for Morrison-Knudsen and served as a consultant on the construction of private telecommunications networks with JW Reed and Associates.

     Stephen N. Holland joined the Company as its Senior Vice President and Chief Information Officer in September 1997. Prior to that time, Mr. Holland held several senior level positions involving management of or consulting on information systems, accounting, taxation and finance. Mr. Holland's experience includes serving as Practice Manager and Information Technology Consultant for Oracle Corporation from June 1995 to September 1997, as Chief Financial Officer of Petrosurance Casualty Co. from September 1992 to June 1995, as Manager of Business Development for Electronic Data Systems, and as a partner of Price Waterhouse. Mr. Holland's brother, Royce J. Holland, presently serves as the Company's Chairman of the Board and Chief Executive Officer.

     Patricia E. Koide has been the Company's Senior Vice President of Human Resources, Real Estate, Facilities and Administration since August 1997. Before then, Ms. Koide was Vice President of Corporate Services, Facilities and Administration for WorldCom from March 1997 to August 1997. Ms. Koide also held various management positions within MFS and its subsidiaries since 1989, including Senior Vice President of Facilities, Administration and Purchasing for MFS North America from 1996 to 1997, Senior Vice President of Human Resources, Facilities and Administration for MFS Telecom from 1994 to 1996, and Vice President of Human Resources and Administration for MFS North America from 1989 to 1993. Prior to MFS, Ms. Koide was with Sprint for eight years where she managed the company's human resources, real estate and facilities for the Midwest.

     Gregg A. Long, who became the Company's Senior Vice President of Regulatory and Development in September 1997, spent 11 years at Destec Energy, Inc. as Project Development Manager -- Partnership Vice President and Director. In that position, he was responsible for the development of gas-fired power plants from conceptual stages through project financing. Prior to joining Destec, Mr. Long was Manager of Project Finance at Morrison-Knudsen, where he was responsible for analyzing and arranging finance packages for various industrial, mining and civil projects and also served as financial consultant and analyst.

     L.C. Baird, who became the Company's Regional Vice President -- Southeast Division in September 1997, has more than 25 years of experience in the telecommunications industry. Prior to joining Allegiance, Mr. Baird held several senior level positions in operating units of MFS, including serving as President of MFS Intelenet's Southern Division from January 1993 to April 1997 and as vice president of sales and marketing for MFS Network Technologies from August 1987 to January 1993. Mr. Baird also served as area manager for Motorola's Latin American Communications where he was responsible for sales in Central America, Mexico, South America and the Caribbean.

     Anthony J. Parella, who joined the Company as its Regional Vice
President -- Central Division in August 1997, has more than 10 years of experience in the telecommunications industry. Prior to joining Allegiance, Mr. Parella was Vice President and General Manager for MFS Intelenet, Inc., an operating unit of MFS, from February 1994 to January 1997, where he was responsible for the company's sales and operations in Texas. Mr. Parella also served as Director of Commercial Sales for Sprint from 1991 to January 1994.

     Lawrence A. Price joined the Company as its Regional Vice
President -- Northeast Division in February, 1998. From February 1997 until he joined the Company, Mr. Price was a Vice President/General Manager of WinStar Telecommunications, Inc. From June 1995 to February 1997, Mr. Price held management positions with ADC Telecommunications, Inc. From July 1994 to June 1995, he was the Director of U.S. Sales and Operations of ATX Telecom Systems, Inc, and from July 1993 to July 1994 he was a sales manager with Teleport Communications Group, Inc.

     Paul D. Carbery, who was elected to the Company's Board of Directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Carbery also presently serves on the boards of directors of Whittman Hart, Inc., a publicly traded information services company, and Mastering Computers Inc., a publicly traded information technology training company.

     James E. Crawford, III, who was elected to the Company's Board of Directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Crawford also presently serves on the boards of directors of Focal Communications Corporation ("Focal"), a privately held CLEC that will compete with the Company, as well as of Optika Imaging Systems, Inc., a publicly held document imaging software company, and Cornerstone Imaging, Inc., a publicly held document imaging displays company.

     John B. Ehrenkranz, who was elected to the Company's Board of Directors in March 1998, is a Principal of Morgan Stanley & Co. Incorporated where he has been employed since 1987. Mr. Ehrenkranz is also a Principal of Morgan Stanley Capital Partners III, Inc.

     Paul J. Finnegan, who was elected to the Company's Board of Directors in August 1997, is a vice president of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Finnegan also presently serves on the boards of directors of Focal, a privately held CLEC that will compete with the Company, and Omnipoint Corporation, a publicly traded PCS provider.

     Richard D. Frisbie, who was elected to the Company's Board of Directors in August 1997, is a Managing Partner of Battery Ventures, a Boston-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Frisbie also presently serves on the board of directors of Focal, a privately held CLEC that will compete with the Company.

     Reed E. Hundt was elected to the Company's Board of Directors in March 1998. Mr. Hundt served as chairman of the Federal Communications Commission from 1993 to 1997. He currently serves as chairman of The Forum on Communications and Society (FOCAS) at The Aspen Institute and is a principal of Charles Ross Partners, LLC, a consulting firm. Prior to joining the FCC, Mr. Hundt was a partner at Latham & Watkins, an international law firm.

     Robert H. Niehaus, who was elected to the Company's Board of Directors in August 1997, is a Managing Director of Morgan Stanley & Co. Incorporated where he has been employed since 1982. Mr. Niehaus also presently serves on the boards of directors of numerous companies including American Italian Pasta Company, PageMart Wireless, Inc., Silgan Holdings Inc., and Waterford Wedgewood, plc. Mr. Niehaus is also a Managing Director and a Director of Morgan Stanley Capital Partners III, Inc.

     James N. Perry, Jr., who was elected to the Company's Board of Directors in August 1997, is a vice president of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Perry also presently serves on the boards of directors of Focal, a privately held CLEC that will compete with the Company, as well as

Omnipoint Corporation, a publicly traded PCS provider, and Clearnet Communications, a Canadian publicly traded PCS and enhanced specialized mobile radio company.

ELECTION OF DIRECTORS; VOTING AGREEMENT

     The Company's bylaws establish the size of the Company's Board of Directors at 13 Directors; there is presently one vacancy. The Company anticipates that one additional director not otherwise affiliated with the Company or any of its stockholders will be elected by the Board of Directors following the completion of the Equity Offering. The Company's certificate of incorporation and by-laws provide that its Directors will be appointed and may be removed by majority vote of the Company's stockholders (without cumulative voting).

     At present all directors are elected annually and serve until the next annual meeting of stockholders, or until the election and qualification of their successors. Effective upon the consummation of the Equity Offering, the Board of Directors will be divided into three classes, as nearly equal in number as possible, with each Director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Callahan, Finnegan, Carbery, and Ehrenkranz will be in the class of directors whose term expires at the 1999 annual meeting of the Company's stockholders. Messrs. Lord, Yost, Crawford, Frisbie and the additional director anticipated to be appointed by the Board of Directors will be in the class of directors whose term expire at the 2000 annual meeting of the Company's stockholders. Messrs. Holland, Hundt, Perry and Niehaus will be in the class of directors whose term expires at the 2001 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     The current direct and indirect stockholders of the Company are parties to a voting agreement, pursuant to which they have each agreed to vote all of their shares in such a manner as to elect the following persons to serve as Directors:
Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, and Frontenac Company (and their respective successors, assigns, transferees, and affiliates) each have the right to designate two Directors; Battery Ventures (and its successors, assigns, transferees, and affiliates) has the right to designate one Director; the Company's Chief Executive Officer has the right to serve as a Director; the Management Investors (and their successors and assigns) have the right to designate three Directors; and the final two directorships may be filled by representatives designated by the Fund Investors and acceptable to the Management Investors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors currently has three committees: (i) an Executive Committee, (ii) an Audit Committee and (iii) a Compensation Committee.

     The current direct and indirect stockholders of the Company are parties to a voting agreement, pursuant to which they have agreed to vote all of their shares in such a manner that the Executive Committee will comprise the Company's Chief Executive Officer and three other representatives, one designated by each of Morgan Stanley Capital Partners, Madison Dearborn Capital Partners, and Frontenac Company (and their respective successors, assigns, transferees and affiliates). The Executive Committee will be authorized, subject to certain limitations, to exercise all of the powers of the Board of Directors during periods between Board meetings.

     The Audit Committee is currently comprised of Messrs. Yost, Hundt, Carbery, Ehrenkranz and Finnegan. The Audit Committee is responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by the Company's independent accountants and reviewing and evaluating the Company's audit and control functions.

     The Compensation Committee is currently comprised of Messrs. Holland, Frisbie, Crawford, Niehaus and Perry. The Compensation Committee is responsible for reviewing, and as it deems appropriate, recommending to the Board of Directors, policies, practices and procedures relating to the compensation of the officers and other managerial employees of the Company and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any stock option or stock purchase plans of the Company (unless the Board appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies.

COMPENSATION OF DIRECTORS

     The Company will reimburse the members of its Board of Directors for their reasonable out-of-pocket expenses incurred in connection with attending Company Board or committee meetings. Additionally, the Company is obligated to maintain its present level of directors' and officers' insurance. Members of the Company's Board of Directors receive no other compensation for services provided as a Director or as a member of any Board committee.

EXECUTIVE COMPENSATION

     The following table sets forth compensation paid during the period from April 22, 1997 to December 31, 1997 to the Chief Executive Officer of the Company (the "Named Executive Officer"). There were no other executive officers of the Company whose annual salary and bonus exceeded $100,000 for all services rendered to the Company during such period.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION
                                     ------------------------------------------
                                                                   OTHER ANNUAL
                                                                   COMPENSATION      ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)      ($)(A)      COMPENSATION($)
    ---------------------------      ----   ---------   --------   ------------   ---------------
Royce J. Holland...................  1997    $72,308      $ --          --             $ --
  Chairman of the Board and Chief
  Executive Officer

---------------

(a) Includes perquisites and other benefits paid to the Named Executive Officer in excess of 10% of the total annual salary and bonus received by the Named Executive Officer during the last fiscal year.

     Prior to April 1998, the Board did not have a Compensation Committee and decisions concerning the compensation of executive officers and other key employees of the Company were determined by the Company's Board of Directors. During the Company's fiscal year ending December 31, 1998, Royce J. Holland, C. Daniel Yost, Thomas M. Lord, and John J. Callahan expect to earn salaries at an annual rate of $200,000, $200,000, $175,000, and $175,000, respectively.

STOCK PLANS

  1997 NONQUALIFIED STOCK OPTION PLAN

     On November 13, 1997, the Company's Board of Directors adopted the 1997 Nonqualified Stock Option Plan (the "Option Plan"), under which the Company may issue to Directors, consultants, and executive and other key employees of the Company, stock options (the "Options") exercisable for shares of the Company's Common Stock. As of May 31, 1998, Options to acquire an aggregate of 886,594 shares of Common Stock have been granted under such Option Plan and the Company will not grant Options for any additional shares under the Option Plan. The Option Plan is administered by the Compensation Committee. The Option Plan authorizes the Compensation Committee to issue Options in such forms and amounts and on such terms as determined by the Compensation Committee. The per-share exercise price for Options will be set by the Compensation Committee, but may not be less than the fair market value of a share of the Company's Common Stock on the date of grant (as determined in good faith by the Compensation Committee). The Compensation Committee currently intends to issue Options under the Option Plan to all Company employees other than the Management Investors, and to set the number of Options issued as an annual component of an employee's compensation package. The terms of the Options issued under the Option Plan to date are, and the Compensation Committee presently anticipates that the terms of all Options issued under the Option Plan in the future will be, as summarized below.

     The Company will establish an annual amount of Options to be granted to an employee each year. Three years' amount of Options will be issued on the first business day of the quarter succeeding the date which a participant joins the Company. Such Options will vest over a three-year period, with 1/3 "cliff" vesting on the first anniversary of the date of grant and 1/12 vesting on each of the first eight quarter-ends thereafter. Subject to available Options under the Option Plan, one year's amount of Options will be issued on each anniversary of the initial grant, and such Options will vest in the third year after grant, with 1/4 vesting on each of the 27-, 30-, 33-, and 36-month anniversaries of the date of grant. Through this mechanism, a participant will at any given time have three years' amount of Options unvested. Vesting is accelerated 100% upon an employee's death or permanent physical disability. If there is a sale of the Company and the participant is terminated (or constructively terminated) within the two-year period following the sale, vesting is accelerated 100% upon such termination. Options expire if not exercised within six years after the date of grant. If a participant is terminated for any reason, all unvested Options immediately expire and all vested Options must be exercised within 90 days after termination. Options are nontransferable during the life of the participant. Shares of Common Stock issued upon exercise of Options are subject to various restrictions on transferability, holdback periods in the event of a public offering of the Company's securities and provisions requiring the holder of such shares to approve and, if requested by the Company, sell its shares in any sale of the Company that is approved by the Board.

  1998 STOCK INCENTIVE PLAN

     Prior to the consummation of the Equity Offering, the Board and stockholders of the Company will approve the Company's 1998 Stock Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan will be administered by the Compensation Committee. Certain employees, directors, advisors and consultants of the Company will be eligible to participate in the 1998 Stock Plan (a "Participant"). The Compensation Committee will be authorized under the 1998 Stock Plan to select the Participants and determine the terms and conditions of the awards under the 1998 Stock Plan. The 1998 Stock Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems consistent with the purposes of the 1998 Stock Plan. An aggregate of 3,806,658 shares of Common Stock of the Company will be reserved for issuance under the 1998 Stock Plan, subject to certain adjustments reflecting changes in the Company's capitalization.

     Options granted under the 1998 Stock Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Compensation Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of Common Stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Common Stock on the date of grant.

     Options granted under the 1998 Stock Plan may be subject to time vesting and certain other restrictions at the sole discretion of the Compensation Committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

     All outstanding awards under the 1998 Stock Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

     The Board generally will have the power and authority to amend the 1998 Stock Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the Nasdaq National Market).

  STOCK PURCHASE PLAN

     The Company's Employee Stock Discount Purchase Plan (the "Stock Purchase Plan") will be approved by the Board and stockholders prior to the consummation of the Equity Offering. The Stock Purchase Plan is intended to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Stock Purchase Plan is intended to provide an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company.

     Subject to certain restrictions, each employee of the Company who is a U.S. resident or a U.S. citizen temporarily on location at a facility outside of the United States will be eligible to participate in the Stock Purchase Plan if he or she has been employed by the Company for more than three months. Participation will be discretionary with each eligible employee. The Company will reserve 2,305,718 shares of Common Stock for issuance in connection with the Stock Purchase Plan. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a specified minimum deduction per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter.

     Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account will be based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Stock Purchase Plan, any dividends attributable to shares in the employee's share account will be automatically used to purchase additional shares for such employee's share account. Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee will have full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise by written request to the Compensation Committee following the close of each calendar quarter. Subject to applicable federal securities and tax laws, the Board will have the right to amend or to terminate the Stock Purchase Plan. Amendments to the Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Stock Purchase Plan is terminated, the Compensation Committee will be required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

401(K) PLAN

     The Company is in the process of adopting a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest such participant's assets in the 401(k) Plan in selected investment options.

EXECUTIVE AGREEMENTS

  Royce J. Holland Executive Agreement

     In August 1997, in connection with Royce J. Holland's purchase of an ownership interest in Allegiance LLC, the Company's sole shareholder (see "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management"), the Company, Allegiance LLC, and Mr. Holland entered into an Executive Purchase Agreement (the "Holland Executive Agreement"), including, among others, the following terms:

     Vesting. The Allegiance LLC securities purchased by Mr. Holland, as well as any Company securities distributed with respect to such Allegiance LLC securities (collectively, the "Holland Executive Securities") are subject to vesting over a four-year period, with 20.0% vesting on the date of grant and 20.0% vesting on each of the first four anniversaries thereof. Vesting will be accelerated by one year upon the consummation of the Equity Offering, 100.0% in the event of Mr. Holland's death or disability, and 100.0% upon a sale of the Company where at least 50.0% of the consideration for such sale is cash or marketable securities.

     Repurchase of Securities. If Mr. Holland's employment is terminated for any reason other than a termination by the Company without cause, Allegiance LLC and the Company (or their assignees) will have the right to repurchase all vested Holland Executive Securities at fair market value, and all unvested Holland Executive Securities at the lesser of fair market value and original cost.

     Restrictions on Transfer; Holdback and "Drag Along" Agreements. The Holland Executive Securities are subject to various restrictions on transferability, holdback periods in the event of a public offering of the Company's securities and provisions requiring the holder of such shares to approve and, if requested by the Company, sell its shares in any sale of the Company that is approved by the Board.

     Terms of Employment. Mr. Holland is an "at will" employee of the Company and, thus, may be terminated by the Company at any time and for any reason. Mr. Holland is not entitled to receive any severance payments upon any such termination, other than payments in consideration of the noncompetition and nonsolicitation agreements discussed below.

     Noncompetition and Nonsolicitation Agreements. During the Noncompete Period (as defined below), Mr. Holland may not hire or attempt to induce any employee of the Company to leave the Company's employ, nor attempt to induce any customer or other business relation of the Company to cease doing business with the Company, nor in any other way interfere with the Company's relationships with its employees, customers, and other business relations. Also, during the Noncompete Period, Mr. Holland may not participate in any business engaged in the provision of telecommunications services in any Covered Market. As used in the Holland Executive Agreement, the "Noncompete Period" means the period of employment and the following additional period: (i) if Mr. Holland is terminated prior to August 13, 2000, the period ending on the later of August 13, 2001 and the second anniversary of termination; (ii) if Mr. Holland is terminated at any time on or after August 13, 2000 but prior to August 13, 2001, the period ending on August 13, 2002; and (iii) if Mr. Holland is terminated at any time on or after August 13, 2001, the one-year period following termination; provided that the "Noncompete Period" shall end if at any time the Company ceases to pay Mr. Holland his base salary and benefits in existence at the time of termination (reduced by any salary or benefits Mr. Holland receives as a result of other employment). As used in the Holland Executive Agreement, "Covered Market" means: (i) any market in which the Company is conducting business or preparing, pursuant to a business plan approved by the Board of Directors and the Fund Investors, to conduct business; (ii) Dallas, New York City, Atlanta, Chicago, Los Angeles and 15 additional Phase I and Phase II markets; and (iii) any market for which the Company has prepared a business plan unless such business plan has been rejected by the Board of Directors or the Fund Investors.

  C. Daniel Yost Executive Agreement

     In February 1998, in connection with C. Daniel Yost's purchase of an ownership interest in Allegiance LLC, the Company's sole shareholder (see "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management"), the Company, Allegiance LLC, and Mr. Yost entered into an Executive Purchase Agreement, containing the same terms as the Holland Executive Agreement described above.

  Thomas M. Lord Executive Agreement

     In August 1997, in connection with Thomas M. Lord's purchase of an ownership interest in Allegiance LLC, the Company's sole shareholder (see "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management"), the Company, Allegiance LLC, and Mr. Lord entered into an Executive Purchase Agreement, containing the same terms as the Holland Executive Agreement described above.

  Executive Agreements Entered into by Other Management Investors

     Each of the Management Investors has entered into an Executive Purchase Agreement (the "Other Executive Agreements"), including, among others, the following terms:

     Vesting. The Allegiance LLC securities purchased by a Management Investor, as well as any Company securities distributed with respect to such Allegiance LLC securities (collectively, the "Executive Securities") are subject to vesting over a four-year period, with 25.0% vesting on each of the first four anniversaries of the grant date. Vesting will be accelerated by one year upon consummation of the Equity Offering, 100.0% in the event of such Management Investor's death or disability, and 100.0% upon a sale of the Company where at least 50.0% of the consideration for such sale is cash or marketable securities.

     Repurchase of Securities. If a Management Investor's employment is terminated for any reason, Allegiance LLC and the Company (or their assignees) will have the right to repurchase all such Management Investor's vested Executive Securities at fair market value, and all unvested Executive Securities at the lesser of fair market value and original cost.

     Restrictions on Transfer; Holdback and "Drag Along" Agreements. The Executive Securities are subject to various restrictions on transferability, holdback periods in the event of a public offering of the Company's securities and provisions requiring the holder of such shares to approve and, if requested by the Company, sell its shares in any sale of the Company that is approved by the Board.

     Terms of Employment. Each Management Investor is an "at will" employee of the Company and, thus, may be terminated by the Company at any time and for any reason. No Management Investor is entitled to receive any severance payments upon any such termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to April 1998, the Company did not have a Compensation Committee and the compensation of executive officers and other key employees of the Company was determined by the Company's Board of Directors. Royce J. Holland, the Company's Chairman and Chief Executive Officer, Thomas M. Lord, the Company's Executive Vice President of Corporate Development and Chief Financial Officer,
C. Daniel Yost, the Company's President and Chief Operating Officer, and John J. Callahan, the Company's Senior Vice President of Sales and Marketing, are all currently members of the Company's Board of Directors. The Board of Directors established the Compensation Committee, which is responsible for decisions regarding salaries, incentive compensation, stock option grants and other matters regarding executive officers and key employees of the Company. See
"-- Committees of the Board of Directors."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LIMITED LIABILITY COMPANY AGREEMENT

     On August 13, 1997, the Fund Investors and the Management Investors entered into a limited liability company agreement (the "LLC Agreement") in order to govern the affairs of Allegiance LLC, which presently holds the one outstanding share of the Company's Common Stock and substantially all of the outstanding shares of the Company's Redeemable Convertible Preferred Stock.

     Upon consummation of the Equity Offering, Allegiance LLC will dissolve and its assets (which consist almost entirely of Company stock) will be distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement. The LLC Agreement provides that the Equity Allocation between the Fund Investors and the Management Investors will range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of the Company's Common Stock implied by the Equity Offering. Based upon the current valuation of the Company's Common Stock implied by the Equity Offering, the Equity Allocation will be 66.7% to the Fund Investors and 33.3% to the Management Investors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

SECURITYHOLDERS AGREEMENT

     The Fund Investors, the Management Investors, the Company, and Allegiance LLC are parties to a securityholders agreement dated as of August 13, 1997 (the "Securityholders Agreement"). Pursuant to the terms of the Securityholders Agreement, in the event of an approved sale of the Company, each of the Fund Investors (and their transferees) agrees to approve and, if requested, to sell its shares in such sale of the Company. The Securityholders Agreement, apart from certain provisions thereof, will be automatically terminated upon the consummation of the Equity Offering.

REGISTRATION AGREEMENT

     The Fund Investors, the Management Investors, and the Company are parties to the Registration Agreement dated as of August 13, 1997. See "Description of Capital Stock -- Registration Rights."

VOTING AGREEMENT

     The current direct and indirect stockholders of the Company are parties to a voting agreement, pursuant to which they have each agreed to vote all of their shares in such a manner as to elect the following persons to serve as Directors:
Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, and Frontenac Company (and their respective successors, assigns, transferees, and affiliates) each have the right to designate two Directors; Battery Ventures (and its successors, assigns, transferees, and affiliates) has the right to designate one Director; the Company's Chief Executive Officer has the right to serve as a Director; the Management Investors (and their successors and assigns) have the right to designate three Directors; and the final two directorships may be filled by representatives designated by the Fund Investors and acceptable to the Management Investors.

OTHER

     Morgan Stanley & Co. Incorporated ("Morgan Stanley"), an affiliate of Morgan Stanley Capital Partners, one of the Fund Investors, acted as a placement agent in connection with the Unit Offering and received fees of approximately $4.4 million. In addition, Morgan Stanley is one of the Underwriters and will receive fees in connection with each of the Offerings. See "Underwriters."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Prior to the Equity Offering, substantially all of the Company's outstanding equity securities were held by Allegiance LLC. The following table sets forth certain information regarding the beneficial ownership of the outstanding Common Stock of the Company after giving effect to the LLC Dissolution and the Equity Allocation and as adjusted for the Equity Offering by: (i) each of the directors and the executive officers of the Company; (ii) all directors and executive officers as a group and (iii) each owner of more than 5% of the equity securities of the Company ("5% Owners"). Unless otherwise noted, the address for each director and executive officer of the Company is c/o the Company, 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207.

                                                        SHARES OWNED             SHARES OWNED
                                                          PRIOR TO             AFTER THE EQUITY
                                                     THE EQUITY OFFERING          OFFERING(1)
                                                    ---------------------    ---------------------
       NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER      PERCENT      NUMBER      PERCENT
       ------------------------------------         ----------    -------    ----------    -------
DIRECTORS AND EXECUTIVE OFFICERS:
Royce J. Holland(2)...............................   3,881,105      9.6%      3,881,105      7.7%
C. Daniel Yost....................................   1,619,940      4.0       1,619,940      3.2
Thomas M. Lord(3).................................   1,822,432      4.5       1,822,432      3.6
John J. Callahan..................................     607,477      1.5         607,477      1.2
Paul D. Carbery(4)................................   4,262,999     10.6       4,262,999      8.5
James E. Crawford, III(4).........................   4,262,999     10.6       4,262,999      8.5
John B. Ehrenkranz................................          --       --              --       --
Paul J. Finnegan(5)...............................          --       --              --       --
Richard D. Frisbie(6).............................   2,131,499      5.3       2,131,499      4.2
Reed E. Hundt(7)..................................     101,246        *         101,246        *
Robert H. Niehaus(8)..............................          --       --              --       --
James N. Perry, Jr.(5)............................          --       --              --       --
All directors and executive officers as a group
  (12 persons)....................................  14,426,698     35.8      14,426,698     28.7
5% OWNERS:
Madison Dearborn Capital Partners(9)..............  10,302,247     25.5      10,302,247     20.5
Morgan Stanley Capital Partners(10)...............  10,302,247     25.5      10,302,247     20.5
Frontenac Company(11).............................   4,262,999     10.6       4,262,999      8.5
Battery Ventures(12)..............................   2,131,499      5.3       2,131,499      4.2

---------------

  *  Denotes less than one percent.
 (1) Assumes no exercise of the U.S. Underwriters' over-allotment option and does not give effect to any purchases, if any, by such persons named in the table in the Equity Offering.
 (2) Includes 1,940,552 shares of Common Stock owned by the Royce J. Holland Family Limited Partnership, of which Royce J. Holland is the sole general partner. All of the shares of Common Stock owned by Mr. Holland and the Royce J. Holland Family Limited Partnership are subject to vesting, with 20% of such shares of Common Stock vested on August 13, 1997, 20% vesting upon the consummation of the Equity Offering and an additional 20% vesting on each of August 13, 1998, 1999 and 2000. See "Management -- Executive Agreements."
 (3) Includes 911,216 shares of Common Stock owned by Mr. Lord's wife and children, as to which Mr. Lord disclaims beneficial ownership. All of the shares of Common Stock owned by Mr. Lord and his family are subject to vesting with 20% of such shares of Common Stock vested on August 13, 1997, 20% vesting upon the consummation of the Equity Offering and an additional 20% vesting on each of August 13, 1998, 1999 and 2000. See
     "Management -- Executive Agreements."
 (4) All shares of Common Stock shown are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. Messrs. Carbery and Crawford are members of Frontenac Company VII, L.L.C., the general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership and their address is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603. They disclaim beneficial ownership of these shares of Common Stock.
 (5) Messrs. Finnegan and Perry are vice presidents of Madison Dearborn Partners, Inc., the general partner of the general partner of Madison Dearborn Capital Partners II, L.P. and their address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.
 (6) All shares of Common Stock shown are owned by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC. Mr. Frisbie is a managing partner of Battery Ventures, the general partner of these funds and his address is c/o Battery Ventures, 20 William Street, Wellesley, MA 02181. He disclaims beneficial ownership of these shares of Common Stock.
 (7) Mr. Hundt owns options to acquire 50,623 shares of Common Stock and Charles Ross Partners, LLC, a Delaware limited liability company, of which Mr. Hundt is a member, owns 50,623 shares of Common Stock.
 (8) Mr. Niehaus is a managing director and director of Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of these funds and their address is c/o Morgan Stanley Capital Partners, 1221 Avenue of the Americas, New York, NY 10020.
 (9) These shares of Common Stock are owned by Madison Dearborn Capital Partners II, L.P.
(10) These shares of Common Stock are owned by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P.
(11) These shares of Common Stock are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.
(12) These shares of Common Stock are owned by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

11 3/4% NOTES

     The Company issued $445,000,000 aggregate principal amount at maturity of 11 3/4% Senior Discount Notes due February 15, 2008 pursuant to the 11 3/4% Notes Indenture between the Company and The Bank of New York. The 11 3/4% Notes were issued in units, with each unit consisting of one 11 3/4% Note and one Warrant.

     No interest will be payable on the 11 3/4% Notes prior to August 15, 2003. From and after February 15, 2003, interest on the 11 3/4% Notes will accrue at the rate of 11 3/4% per annum from February 15, 2003 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date) on February 15 and August 15 of each year, commencing August 15, 2003.

     The 11 3/4% Notes are unsubordinated, unsecured obligations of the Company, ranking pari passu in right of payment with all unsubordinated, unsecured indebtedness of the Company, including the Notes offered in the Debt Offering, and will rank senior in right of payment to all future subordinated indebtedness of the Company.

     The 11 3/4% Notes may be redeemed at any time on or after February 15, 2003, in whole or in part, at 105.8750% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on and after February 15, 2006. In addition, at any time on or before February 15, 2001, the Company may redeem up to 35% of the aggregate principal amount at maturity of the 11 3/4% Notes with the net proceeds of one or more public equity offerings at a redemption price equal to 111.75% (expressed as a percentage of the accreted value of the 11 3/4% Notes on the redemption date), provided that at least $289,250,000 aggregate principal amount at maturity of the 11 3/4% Notes remains outstanding immediately after such redemption.

     The 11 3/4% Notes Indenture contains certain restrictive covenants including among others, limitations on the ability of the Company and its restricted subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations and certain other events which could cause an event of default.

DEBT OFFERING

     Concurrent with the Equity Offering, the Company will make a public offering of $205.0 million principal amount of its 12 7/8% Senior Notes due 2008. See "Prospectus Summary -- Financing Plan." The Notes will be issued pursuant to the Indenture between the Company and The Bank of New York. Interest on the Notes will be payable semiannually in cash on November 15 and May 15 of each year, commencing November 15, 1998.

     The Indenture will provide that on the closing date of the Debt Offering, the Company must purchase and pledge to the Trustee as security for the benefit of the holders of the Notes, the Pledged Securities in such amount as will be sufficient upon receipt of scheduled interest and principal payments of such securities to provide for payment in full of the first six scheduled interest payments due on the Notes. The Company expects to use approximately $68.9 million of the net proceeds from the Debt Offering to acquire the Pledged Securities; however, the precise amount of the Pledged Securities to be acquired will depend upon interest rates prevailing on the closing date of the Debt Offering. A failure to pay interest on the Notes in a timely manner through the first six scheduled interest payment dates will constitute an immediate Event of Default under the Indenture, with no grace or cure period. The Pledged Securities and pledge account established pursuant to the Pledge Agreement (the "Pledge Account") will also secure the repayment of the principal amount and premium on the Notes. Under the Pledge Agreement, once the Company makes the first six scheduled interest payments on the Notes, all of the remaining Pledged Securities, if any, will be released from the Pledge Account and thereafter the Notes will be unsecured.

     The Notes are unsubordinated, unsecured (except as described above) indebtedness of the Company, ranking pari passu in right of payment with all unsubordinated, unsecured indebtedness of the Company, including the 11 3/4% Notes, and will rank senior in right of payment to all subordinated indebtedness of the Company.

     The Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after May 15, 2003, at 106.438% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, prior to May 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings at a redemption price equal to 112.875% (expressed as a percentage of the principal amount of the Notes), provided that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding after each such redemption.

     The Indenture will contain certain restrictive covenants, including among others, limitations on the ability of the Company and its restricted subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations and certain other events which could cause an event of default.

     The closing of the Debt Offering is conditioned upon the closing of the Equity Offering, but the closing of the Equity Offering is not conditioned upon the closing of the Debt Offering and there can be no assurance that the Debt Offering will be consummated.

VENDOR FINANCING

     In addition to the Offerings, the Company is seeking to obtain approximately $100.0 million of Vendor Financing for the acquisition of digital switches, software, electronics and associated transmission equipment. The Company anticipates that if the Vendor Financing is obtained, it will most likely be obtained by some or all of the Company's subsidiaries and may be secured by a security interest in the capital stock or assets of such subsidiaries. In addition, if the Vendor Financing is obtained, it is expected to bear interest at floating rates and contain covenants, including financial covenants, customary for such agreements. The amount of Vendor Financing the Company will ultimately seek to obtain will depend on a number of factors including the terms and conditions thereof, the availability and terms of other financing and the Company's ability to acquire digital switches, software, electronics and associated transmission equipment in connection with the acquisition of other companies for Common Stock. There can be no assurance that the Vendor Financing will be available on terms acceptable to the Company or at all.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     At the time of the Equity Offering, the total amount of authorized capital stock of the Company will consist of 150,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Upon completion of the Equity Offering, 50,341,554 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. The discussion herein describes the Company's capital stock, the Restated Certificate and By-laws to be in effect upon consummation of the Equity Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

     The Restated Certificate and By-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "ALGX."

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Equity Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Restated Certificate provides for the Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

     The Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate and the By-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

     The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

     The Restated Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Restated Certification of Incorporation and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

     Following the consummation of the Equity Offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Restated Certificate limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate of Incorporation will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into indemnification agreements with its current Directors and executive officers prior to the completion of the Offerings and any new Directors or executive officers following such time.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

WARRANTS

     In connection with the Unit Offering, the Company issued 445,000 Warrants pursuant to the Warrant Agreement between the Company and The Bank of New York. Wherever particular terms of the Warrant Agreement, not otherwise defined herein, are referred to, such defined terms are incorporated herein by reference. A copy of the Warrant Agreement is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     Each Warrant is exercisable to purchase 1.458983995 shares of Common Stock at an exercise price of $.01 per share, subject to adjustment. The Warrants may be exercised at any time on or after February 3, 1999 and prior to February 3, 2008. Upon the occurrence of a merger with a person that does not have a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with which the consideration to stockholders of the Company is not all cash, the Company or its successor by merger or consolidation will be required to offer to repurchase the Warrants. All such repurchases will be at the market price of the Common Stock or other securities issuable upon exercise of the Warrants (or, if the Common Stock (or such other securities) are not registered under the Exchange Act, the value of the Common Stock or other securities as determined by an independent financial expert), less the exercise price thereof.

REGISTRATION RIGHTS

     The Fund Investors, the Management Investors, and the Company are parties to a Registration Agreement dated as of August 13, 1997 (the "Registration Agreement"). Each of Morgan Stanley Capital Partners, Madison Dearborn Capital Partners, and Frontenac Company are entitled to demand two long-form registrations and unlimited short-form registrations, and Battery Ventures is entitled to demand one long-form registration and unlimited short-form registrations. In addition, the Fund Investors and the Management Investors may "piggyback" on primary or secondary registered public offerings of the Company's securities. Each Fund Investor and Management Investor is subject to holdback restrictions in the event of a public offering of Company securities. The parties to the Registration Agreement have agreed to permit the holders of Warrants to "piggyback" on any registrations under the Registration Agreement.

     The Company and The Bank of New York are parties to a Warrant Registration Rights Agreement dated as of February 3, 1998 (the "Warrant Registration Agreement"). The holders of the Warrants are entitled to "piggyback" registration rights in connection with certain public offerings of the Common Stock. In addition, the Company is required to use its best efforts to cause to become effective under the Securities Act, within 180 days after the closing of the Equity Offering, a shelf registration statement with respect to the issuance of the Common Stock issuable upon exercise of the Warrants; provided, however, that such shelf registration statement may not be declared effective prior to the first anniversary of the issuance of the Warrants. Once the shelf registration statement is declared effective the Company is required to maintain the effectiveness of such registration statement until all Warrants have expired or been exercised.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the Equity Offering, the Company will have 50,341,554 shares of Common Stock outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option) and excluding 6,998,970 shares reserved for issuance under the Company's stock plans and 649,248 shares reserved for issuance upon the exercise of outstanding warrants. All of the shares of Common Stock sold in the Equity Offering will be freely tradeable under the Securities Act, unless held by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of the lock-up agreements between the Company, the Fund Investors, the Management Investors, certain other stockholders and the Underwriters described below, 40,341,554 shares of Common Stock (the "Restricted Shares") will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 503,415 shares immediately after the Equity Offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

     The Management Investors have agreed with the Underwriters and certain other stockholders have agreed with the Company that until one year after the date of this Prospectus (the date of such Prospectus, the "Effective Date"), and the Fund Investors have agreed with the Underwriters that until 180 days after the Effective Date, they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of Morgan Stanley & Co. Incorporated and Smith Barney Inc., or the Company, as applicable, subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of Morgan Stanley & Co. Incorporated and Smith Barney Inc., subject to certain limited exceptions including the issuance of shares of Common Stock under the Stock Purchase Plan and 1998 Stock Plan and grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1997 Nonqualified Stock Option Plan and the 1998 Stock Plan. See "Management -- Stock Plans". The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Morgan Stanley & Co. Incorporated and Smith Barney Inc. See "Risk Factors -- Shares Eligible for Future Sale."

     The Company intends to file a registration statement on Form S-8 covering the sale of 6,998,970 shares of Common Stock reserved for issuance under the 1997 Nonqualified Stock Option Plan, the 1998 Stock Plan and the Stock Purchase Plan. See "Management -- Stock Plans." Such registration statement is expected to be filed as soon as practicable after the Effective Date and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the public market upon issuance of such shares pursuant to the respective stock plan, unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144. It is anticipated that approximately 886,594 shares of Common Stock issuable upon exercise of currently outstanding options will become eligible for sale in the public market without restrictions 180 days after the Effective Date upon expiration of the lock-up agreements, pursuant to registration under such registration statement and subject to vesting restrictions and volume limitations and other restrictions under Rule 144, as applicable.

     The holders of the Warrants are entitled to "piggyback" registration rights in connection with any public offering of the Common Stock. In addition, the Company is required to use its best efforts to cause to become effective under the Securities Act, within 180 days after the closing of the Equity Offering, a shelf registration statement with respect to the issuance of the Common Stock issuable upon exercise of the Warrants; provided, however, that such shelf registration statement may not be declared effective prior to the first anniversary of the issuance of the Warrants. Once the shelf registration statement is declared effective, the Company is required to maintain the effectiveness of such registration statement until all Warrants have expired or been exercised.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust. This discussion is based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to Non-U.S. Holders who hold shares of Common Stock as capital assets within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular Non-U.S. Holders in light of their personal circumstances, nor does it discuss certain tax provisions which may apply to individuals who relinquish their U.S. citizenship or residence.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     In the event that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if (i) dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder and (ii) an Internal Revenue Service Form 4224 or successor form is filed with the payer, the dividends are not subject to withholding tax, but instead are subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax, generally effective for payments made after December 31, 1999 (the "Final Withholding Tax Regulations"), provide that a Non-U.S. Holder must comply with certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures), directly or through an intermediary to obtain the benefits of a reduced rate under an income tax treaty. In addition, the Final Withholding Tax Regulations will require a Non-U.S. Holder who provides an IRS Form 4224 or successor form (as discussed above) also to provide its U.S. taxpayer identification number.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (iii) the Company is or has been a "U.S. real property holding corporation" (a "USRPHC") for United States federal income tax purposes, as discussed below.

     An individual Non-U.S. Holder who falls under clause (i) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder who falls under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

     A Non-U.S. Holder that is a foreign corporation falling under clause (i) above will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is a USRPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of its U.S. and foreign real property interests and any other assets used or held for use by the corporation in a trade or business. Based on its current and anticipated assets, the Company believes that it is not currently, and is likely not to become, a USRPHC. However, since the determination of USRPHC status is based upon the composition of the assets of the Company from time to time, and because there are uncertainties in the application of certain relevant rules, there can be no assurance that the Company will not become a USRPHC. If the Company were to become a USRPHC, then gain on the sale or other disposition of Common Stock by a Non-U.S. Holder generally would be subject to U.S. federal income tax unless both (i) the Common Stock was "regularly traded" on an established securities market within the meaning of applicable Treasury regulations and (ii) the Non-U.S. Holder actually or constructively owned 5% or less of the Common Stock. Non-U.S. Holders should consult their tax advisors concerning any U.S. tax consequences that may arise if the Company were to become a USRPHC.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid to a

Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). However, in the case of dividends paid after December 31, 1999, the Final Withholding Tax Regulations provide that a Non-U.S. Holder generally will be subject to withholding tax at a 31% rate unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. The Final Withholding Tax Regulations provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of the Non-U.S. Holder's Non-U.S. status.

     Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more if its gross income for certain periods from the conduct of a trade or business in the United States (or, in addition, for periods after December 31, 1999, a foreign partnership that at any time during its fiscal year either (i) is engaged in the conduct of a trade or business in the United States or (ii) has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership), such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated as of the date hereof (the "Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co. and Warburg Dillon Read LLC, a subsidiary of UBS AG, are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Smith Barney Inc., Donaldson, Lufkin & Jenrette International, Goldman Sachs International and Warburg Dillon Read, a division of UBS AG, are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock, set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................   1,821,500
  Smith Barney Inc. ........................................   1,821,500
  Donaldson, Lufkin & Jenrette Securities Corporation.......     766,500
  Goldman, Sachs & Co. .....................................     766,500
  Warburg Dillon Read LLC, a subsidiary of UBS AG...........     299,000
  George K. Baum & Company..................................     125,000
  Bear, Stearns & Co. Inc. .................................     250,000
  J.C. Bradford & Co. ......................................     125,000
  Credit Lyonnais Securities (USA) Inc. ....................     250,000
  A.G. Edwards & Sons, Inc. ................................     250,000
  Furman Selz LLC...........................................     250,000
  Jefferies & Company, Inc. ................................     125,000
  Edward D. Jones & Co., L.P. ..............................     125,000
  Kaufman Bros., L.P. ......................................     125,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........     250,000
  Ragen MacKenzie Incorporated..............................     125,000
  Wheat, First Securities, Inc. ............................     125,000
                                                              ----------
     Subtotal...............................................   7,600,000
                                                              ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................     816,000
  Smith Barney Inc. ........................................     816,000
  Donaldson, Lufkin & Jenrette International................     336,000
  Goldman Sachs International ..............................     336,000
  Warburg Dillon Read, a division of UBS AG.................      96,000
                                                              ----------
     Subtotal...............................................   2,400,000
                                                              ----------
          Total.............................................  10,000,000
                                                              ==========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirement of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.61 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of Shares offered by them.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "ALGX".

     Each of the Company and the Fund Investors for a period of 180 days from the date of this Prospectus, and the Management Investors and certain other stockholders, for a period of one year from the date of this Prospectus, have agreed that, without the prior written consent of Morgan, Stanley & Co. Incorporated and Smith Barney Inc. on behalf of the Underwriters, it will not
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, of this Prospectus, other than (v) the Shares (w) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus, (x) the issuance by the Company of additional options to purchase shares of Common Stock pursuant to the Company's existing stock option plans, (y) transactions relating to shares of Common Stock or other securities acquired in open market transactions after completion of the Equity Offering and (z) certain other limited transactions.

     At the request of the Company, the Underwriters have reserved up to 1,050,000 shares of Common Stock for sale, at the initial public offering price, to directors, officers, employees and business associates and other persons having relationships with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     In order to facilitate the Equity Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Common Stock. Specifically, the Underwriters may over-allot in connection with the Equity Offering, creating a short position in the shares of Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares of Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the shares of Common Stock in the Equity Offering, if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Prior to the Equity Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations between the Company and the U.S. Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of March 31, 1998 and December 31, 1997, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the three months ended March 31, 1998 and for the period from inception (April 22, 1997) to December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     As a result of the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-49013) relating to the 11 3/4% Notes, the Company is subject to the informational requirements of the Exchange Act and in accordance therewith is required to file periodic reports and other information with the Commission. Copies of the Registration Statement, periodic reports and other information filed by the Company with the Commission can be obtained at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains periodic reports and other information filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR). This website can be accessed at www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of March 31, 1998 and
  December 31, 1997.........................................  F-3
Consolidated Statements of Operations for the three months
  ended March 31, 1998 and the period from Inception (April
  22, 1997) through December 31, 1997.......................  F-4
Consolidated Statements of Stockholders' Deficit for the
  three months ended March 31, 1998 and the period from
  Inception (April 22, 1997) through December 31, 1997......  F-5
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998 and the period from Inception (April
  22, 1997) through December 31, 1997.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

     We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of March 31, 1998 and December 31, 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the three months ended March 31, 1998, and for the period from inception (April 22, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and subsidiaries as of March 31, 1998 and December 31, 1997, and the results of their operations and their cash flows for the three months ended March 31, 1998, and for the period from inception to December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
April 24, 1998 (except for
Note 10 which
date is June 5, 1998)

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                          ASSETS
                                                               MARCH 31,      DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $221,678,116    $  5,726,359
  Short-term investments....................................    35,916,586              --
  Accounts receivable.......................................       307,430           4,310
  Prepaid expenses and other current assets.................       396,460         245,152
                                                              ------------    ------------
          Total current assets..............................   258,298,592       5,975,821
PROPERTY AND EQUIPMENT:
  Property and equipment....................................    32,890,448      23,912,659
  Accumulated depreciation and amortization.................      (221,063)        (12,639)
                                                              ------------    ------------
          Property and equipment, net.......................    32,669,385      23,900,020
OTHER NON-CURRENT ASSETS:
  Deferred debt issuance costs (net of accumulated
     amortization of $100,793)..............................     9,034,603              --
  Other assets..............................................       225,112         171,173
                                                              ------------    ------------
          Total other non-current assets....................     9,259,715         171,173
                                                              ------------    ------------
          Total assets......................................  $300,227,692    $ 30,047,014
                                                              ============    ============
                          LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................  $  1,962,575    $  2,261,690
  Accrued liabilities and other.............................     3,651,842       1,668,010
  Deferred revenue..........................................        68,221              --
                                                              ------------    ------------
          Total current liabilities.........................     5,682,638       3,929,700
LONG-TERM DEBT..............................................   247,329,420              --
REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK:
  Redeemable cumulative convertible preferred stock -- $.01
     par value, 96,000 and 95,000 shares authorized,
     95,641.25 and 95,000 shares issued and outstanding at
     March 31, 1998, and December 31, 1997, respectively....    59,206,139      33,409,404
  Preferred stock subscriptions receivable..................      (275,000)             --
                                                              ------------    ------------
          Total redeemable cumulative convertible preferred
            stock...........................................    58,931,139      33,409,404
REDEEMABLE WARRANTS.........................................     8,257,542              --
COMMITMENTS AND CONTINGENCIES (see Notes 5 and 7)
STOCKHOLDERS' DEFICIT:
  Common stock -- $.01 par value, 102,524 and 100,001 shares authorized, 1 share issued and outstanding at March 31,
     1998, and December 31, 1997............................            --              --
  Additional paid-in capital................................    14,405,519       3,008,437
  Deferred compensation.....................................   (13,216,518)     (2,798,377)
  Accumulated deficit.......................................   (21,162,048)     (7,502,150)
                                                              ------------    ------------
          Total stockholders' deficit.......................   (19,973,047)     (7,292,090)
                                                              ------------    ------------
          Total liabilities and stockholders' deficit.......  $300,227,692    $ 30,047,014
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 PERIOD FROM
                                                                                  INCEPTION
                                                              THREE MONTHS    (APRIL 22, 1997),
                                                                 ENDED             THROUGH
                                                               MARCH 31,        DECEMBER 31,
                                                                  1998              1997
                                                              ------------    -----------------
REVENUES....................................................  $    202,925      $        403
OPERATING EXPENSES:
  Technical.................................................       234,831           151,269
  Selling...................................................       689,778            22,844
  General and administrative................................     4,990,253         3,613,028
  Depreciation and amortization.............................       208,424            12,639
                                                              ------------      ------------
          Total operating expenses..........................     6,123,286         3,799,780
                                                              ------------      ------------
          Loss from operations..............................    (5,920,361)       (3,799,377)
OTHER (EXPENSE) INCOME:
  Interest income...........................................     2,194,226           111,417
  Interest expense..........................................    (4,669,079)               --
                                                              ------------      ------------
          Total other (expense) income......................    (2,474,853)          111,417
                                                              ------------      ------------
NET LOSS....................................................    (8,395,214)       (3,687,960)
ACCRETION OF REDEEMABLE PREFERRED STOCK AND WARRANT
  VALUES....................................................    (5,264,684)       (3,814,190)
                                                              ------------      ------------
NET LOSS APPLICABLE TO COMMON STOCK.........................  $(13,659,898)     $ (7,502,150)
                                                              ============      ============
NET LOSS PER SHARE, basic and diluted.......................  $(13,659,898)     $ (7,502,150)
                                                              ============      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                       COMMON STOCK
                                    ------------------   ADDITIONAL
                                    NUMBER OF              PAID-IN       DEFERRED     ACCUMULATED
                                     SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT         TOTAL
                                    ---------   ------   -----------   ------------   ------------   ------------
BALANCE, April 22, 1997 (date of
  inception)......................     --        $ --    $        --   $         --   $         --   $         --
  Issuance of common stock at $100
     per share....................      1          --            100             --             --            100
  Accretion of redeemable
     preferred stock and warrant
     values.......................     --          --             --             --     (3,814,190)    (3,814,190)
  Deferred compensation...........     --          --      3,008,337     (3,008,337)            --             --
  Amortization of deferred
     compensation.................     --          --             --        209,960             --        209,960
  Net loss........................     --          --             --             --     (3,687,960)    (3,687,960)
                                       --        ----    -----------   ------------   ------------   ------------
BALANCE, December 31, 1997........      1          --      3,008,437     (2,798,377)    (7,502,150)    (7,292,090)
  Accretion of redeemable
     preferred stock and warrant
     values.......................     --          --             --             --     (5,264,684)    (5,264,684)
  Deferred compensation...........     --          --     11,397,082    (11,397,082)            --             --
  Amortization of deferred
     compensation.................     --          --             --        978,941             --        978,941
  Net loss........................     --          --             --             --     (8,395,214)    (8,395,214)
                                       --        ----    -----------   ------------   ------------   ------------
BALANCE, March 31, 1998...........      1        $ --    $14,405,519   $(13,216,518)  $(21,162,048)  $(19,973,047)
                                       ==        ====    ===========   ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                PERIOD FROM
                                                                                 INCEPTION
                                                                                 (APRIL 22,
                                                              THREE MONTHS         1997),
                                                                 ENDED            THROUGH
                                                               MARCH 31,        DECEMBER 31,
                                                                  1998              1997
                                                              ------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (8,395,214)     $ (3,687,960)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................       208,424            12,639
     Accretion of senior discount notes.....................     4,568,286                --
     Amortization of deferred debt issuance costs...........       100,793                --
     Deferred compensation..................................       978,941           209,960
     Changes in assets and liabilities --
       Accounts receivable..................................      (303,120)           (4,310)
       Prepaid expenses and other current assets............      (151,308)         (245,152)
       Other assets.........................................       (53,939)         (171,173)
       Accounts payable.....................................        45,951           275,089
       Accrued liabilities and other........................       737,401         1,668,010
       Deferred revenue.....................................        68,221                --
                                                              ------------      ------------
          Net cash used in operating activities.............    (2,195,564)       (1,942,897)
                                                              ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (7,608,890)      (21,926,058)
  Short-term investments....................................   (35,916,586)               --
                                                              ------------      ------------
          Net cash used in investing activities.............   (43,525,476)      (21,926,058)
                                                              ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from senior discount notes.......................   242,293,600                --
  Proceeds from issuance of warrants........................     8,183,550                --
  Debt issuance costs.......................................    (9,135,396)               --
  Proceeds from issuance of redeemable preferred stock......        62,500         5,000,000
  Proceeds from redeemable capital contributions............    20,268,543        24,595,214
  Proceeds from issuance of common stock....................            --               100
                                                              ------------      ------------
          Net cash provided by financing activities.........   261,672,797        29,595,314
                                                              ------------      ------------
INCREASE IN CASH AND CASH EQUIVALENTS.......................   215,951,757         5,726,359
CASH AND CASH EQUIVALENTS, beginning of period..............     5,726,359                --
                                                              ------------      ------------
CASH AND CASH EQUIVALENTS, end of period....................  $221,678,116      $  5,726,359
                                                              ============      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      MARCH 31, 1998 AND DECEMBER 31, 1997

1. GENERAL:

     Allegiance Telecom, Inc., a competitive local exchange carrier ("CLEC"), was incorporated on April 22, 1997, as a Delaware corporation for the purpose of providing voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company." The consolidated financial statements of the Company include the accounts of Allegiance Telecom, Inc., Allegiance Telecom Service Corporation, Allegiance Telecom of California, Inc., Allegiance Telecom of Georgia, Inc., Allegiance Telecom of Illinois, Inc., Allegiance Telecom of New Jersey, Inc., Allegiance Telecom of New York, Inc., Allegiance Telecom of Texas, Inc., and Allegiance Telecom International, Inc. Each of these companies is a wholly owned subsidiary of Allegiance Telecom, Inc.

     The Company plans two phases of development, the first to offer services in 12 of the largest U.S. metropolitan areas and the second to offer services in 12 additional large metropolitan areas in the U.S. The Company is currently developing its networks in six markets: New York City, Dallas, Atlanta, Chicago, Los Angeles, and San Francisco. During December 1997, the Company began providing service in Dallas. Initial facilities-based service for the New York City market began in the first quarter of 1998. Initial facilities-based services for the Dallas and Atlanta markets are scheduled to begin in the second quarter of 1998, for the Chicago and Los Angeles markets in the third quarter of 1998, and for the San Francisco and Boston markets in the fourth quarter of 1998. The Company is planning to begin services in an additional six markets in the second half of 1998 and early 1999. The build-out of the second phase will be dependent upon the Company obtaining additional financing.

     Until December 16, 1997, the Company was in the development stage. Since its inception on April 22, 1997, the Company's principal activities have included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and operations support systems ("OSS"), acquiring equipment and facilities and negotiating interconnection agreements. Accordingly, the Company has incurred operating losses and operating cash flow deficits.

     The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company intends to operate. The Company's performance will further be affected by its ability to assess potential markets, secure financing or raise additional capital, implement expanded interconnection and collocation with incumbent local exchange carrier ("ILEC") facilities, lease adequate trunking capacity from ILECs or other CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisions of telecommunications services are subject to significant regulation at the federal, state, and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

     Expenses are expected to exceed revenues in each location in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION

     The accompanying financial statements include the accounts of Allegiance Telecom, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments consist primarily of commercial paper with original maturities at date of purchase beyond three months and less than 12 months. Such short-term investments are carried at their accreted value, which approximates fair value, due to the short period of time to maturity.

ACCOUNTS RECEIVABLE

     Accounts receivable consists of end user receivables, interest receivable, and at December 31, 1997, a receivable from an employee.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance, and refundable deposits. Prepayments are expensed on a straight-line basis over the life of the underlying agreements.

PROPERTY AND EQUIPMENT

     Property and equipment includes switches, office equipment, furniture and fixtures, and construction-in-progress of switches and leasehold improvements. These assets are stated at cost, which includes direct costs and interest expense capitalized and are depreciated once placed in service using the straight-line method. Interest expense for the three months ended March 31, 1998 was $5,136,613 before the capitalization of $467,534 of interest expense related to construction-in-progress. The estimated useful lives of office equipment, furniture and fixtures, leasehold improvements and switches are two, five, and seven years, respectively. Repair and maintenance costs are expensed as incurred. Property and equipment at March 31, 1998, and December 31, 1997, consisted of the following:

                                                             MARCH 31,     DECEMBER 31,
                                                               1998            1997
                                                            -----------    ------------
Construction-in-progress switches.........................  $10,774,433    $19,989,924
Construction-in-progress leasehold improvements...........      521,546      2,458,728
Construction-in-progress office equipment.................    3,272,779      1,186,457
Switches..................................................   13,835,717             --
Leasehold improvements....................................    3,696,150         37,466
Office equipment..........................................      583,560         89,855
Furniture and fixtures....................................      206,263        150,229
Less: Accumulated depreciation............................     (221,063)       (12,639)
                                                            -----------    -----------
Property and equipment, net...............................  $32,669,385    $23,900,020
                                                            ===========    ===========

     In October 1997, the Company acquired digital switches in New York City and Atlanta and certain furniture and fixtures from US ONE Communications for an aggregate purchase price of approximately

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

$19.3 million. Operating and application software costs for both network and administration systems are capitalized and amortized over the estimated life of the system, which approximates five years.

REVENUE RECOGNITION

     Revenue is recognized in the month in which the service is provided. All expenses related to services provided are recognized as incurred. Deferred revenue represents advance billings for services not yet performed. Such revenue is deferred and recognized in the month in which the service is provided.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE

     The net loss per share amount reflected on the statement of operations is based upon the weighted average number of common shares outstanding of one share. The preferred shares, warrants and options were not included in the net loss per share calculation as the effect from the conversion would be antidilutive (see Note 3). The net loss applicable to common stock at March 31, 1998, and December 31, 1997, includes the accretion of redeemable preferred stock and warrant values of $5,264,684 and $3,814,190, respectively.

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes reporting and disclosure requirements for comprehensive income and its components within the Financial Statements. The Company's comprehensive income components were immaterial as of March 31, 1998 and the Company had no comprehensive income components as of December 31, 1997; therefore, comprehensive income is the same as net income for both periods.

RECLASSIFICATIONS

     Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

3. CAPITALIZATION:

STOCK PURCHASE AGREEMENT AND SECURITY HOLDERS AGREEMENT

     On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, L.L.C. ("Allegiance LLC") (see Note 6). Allegiance LLC purchased 95,000 shares of 12% redeemable cumulative convertible Preferred Stock par value $.01 per share ("Initial Closing") and agreed to make additional contributions as necessary to fund expansion into new markets ("Subsequent Closings"). In order to obtain funds through Subsequent Closings, the Company must submit a proposal to Allegiance LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance LLC is not required to make any contributions until the proposal has been approved by Allegiance LLC. The maximum commitment of Allegiance LLC is $100 million and no capital contributions are required to be made after the Company consummates an initial public offering of its stock (see Note 10). As of March 31, 1998, and December 31, 1997, Allegiance LLC has contributed a total of $49.9 million and $29.6 million, respectively. At any time and from time to time after August 13, 2004, but not after the consummation of a public offering

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

(see Note 10) or sale of the Company, each security holder in Allegiance LLC shall have the right to require Allegiance LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost for such security and the fair market value as defined in the security holders agreement. The original cost shall be equal to the contributions made to Allegiance LLC together with interest thereon at 12% per annum. Twenty-three days after the issuance of a Repurchase Notice (as defined in the Securityholders Agreement), the security holders may have the fair value of their securities determined. Fair market value is defined as the amount agreed to be the fair market value by Allegiance LLC, the majority of the Fund Investors, and the majority of the Management Investors. If mutual agreement cannot be reached, fair market value for (a) publicly traded securities generally means the average of the closing prices of such securities for the 21 day period after the filing of the Repurchase Notice and (b) non-publicly traded securities, a valuation determined by an appraisal mechanism. In the event the repurchase provisions are exercised, the Company has agreed, at the request and direction of Allegiance LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock to enable Allegiance LLC to satisfy its repurchase obligations. Accordingly, as required by SEC accounting standards the Company is recognizing the accretion of the value of the Preferred Stock (as defined below) to reflect management's estimate of the potential future fair market value of the Preferred Stock payable in the event the repurchase provisions are exercised. Amounts are accreted using the effective interest method assuming the Preferred Stock is redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion is recorded each period as an increase in the balance of Preferred Stock outstanding and a non-cash increase in the net loss applicable to common stock. In the event of an initial public offering of the common stock of the Company before August 2004, the redemption provision terminates. At such time, the Preferred Stock would convert to common stock and the amounts accreted would be reclassified as a component of additional paid-in capital in the stockholders' equity section of the balance sheet.

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

     As of March 31, 1998, and December 31, 1997, the Company had authorized 96,000 and 95,000 shares, respectively of 12% redeemable cumulative convertible Preferred Stock ("Preferred Stock"), par value $.01 per share. Each share is convertible into shares of the Company's common stock with a par value of $.01 per share (the "Common Stock"). Each share of Preferred Stock is currently convertible into Common Stock on a 1:1 basis, subject to certain antidilution provisions. No dividends were declared in 1998 or in 1997. As of March 31, 1998, and December 31, 1997, the Company had recorded accretion in the value of the Preferred Stock using the effective interest method of $5,190,692 and $3,814,190, to reflect the potential future repurchase value of the Preferred Stock in August 2004 based upon management's estimate of the fair market value of the Preferred Stock at that date.

     On August 13, 1997, as a result of the Initial Closing, 95,000 shares of Preferred Stock were issued at a per share price of $52.63, for an aggregate price of $5 million.

     Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998, and other capital contributions totaled approximately $45.2 million.

     On February 25, 1998, the Company issued 522.50 shares of Preferred Stock. The Preferred Stock was issued at a per share price of $526.32, for an aggregate price of $275,000 which is recorded as a subscription receivable on the balance sheet.

     On March 13, 1998, the Company issued 118.75 shares of Preferred Stock. The Preferred Stock was issued at a per share price of $526.32, for an aggregate price of $62,500.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

COMMON STOCK

     As of December 31, 1997, the Company had authorized 100,001 shares of $.01 par value Common Stock. One share was issued and outstanding at March 31, 1998, and December 31, 1997. In February 1998, the Company increased the number of authorized shares of Common Stock to 102,524 shares. Of the authorized but unissued Common Stock, 96,000 shares are reserved for issuance upon conversion of Preferred Stock, 5,000 shares are reserved for issuance upon exercise of stock options issued under the Stock Option Plan (see Note 9) and 1,523 shares are reserved for issuance, sale, and delivery upon the exercise of warrants (see
Note 4).

4. LONG-TERM DEBT:

     On February 3, 1998, the Company raised gross proceeds of approximately $250.5 million in an offering of 445,000 Units (the "Unit Offering"), each of which consists of one 11 3/4% Senior Discount Note due 2008 of the Company (the "11 3/4% Notes") and one warrant to purchase .0034224719 shares of Common Stock (the "Redeemable Warrants") at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242.3 million was allocated to the initial accreted value of the 11 3/4% Notes and $8.2 million was allocated to the Redeemable Warrants. The Redeemable Warrants are separately transferable and are exercisable at any time beginning February 3, 1999, through their expiration on February 3, 2008. The Redeemable Warrants will also become exercisable in connection with a public equity offering. The 11 3/4% Notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.45%. The 11 3/4% Notes mature on February 15, 2008. From and after February 15, 2003, interest on the 11 3/4% Notes will be payable semi-annually in cash at the rate of 11 3/4% per annum.

     The fair market value of the Redeemable Warrants was determined based upon estimates of the fair value of the Common Stock the Redeemable Warrants could be used to acquire and the achievement of an effective interest rate on the 11 3/4% Notes of 12.45% required to sell the Units. The fair market value of the Redeemable Warrants was also corroborated using the Black-Scholes valuation model.

     The Company must make an offer to purchase the Redeemable Warrants for cash at the Relevant Value upon the occurrence of a Repurchase Event. A Repurchase Event is defined to occur when (i) the Company consolidates with or merges into another person if the Common Stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) the Company sells all or substantially all of its assets to another person, if the Common Stock thereafter issuable upon the exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash. The Relevant Value is defined to be the fair market value of the Common Stock as determined by the trading value of the securities if publicly traded or at an estimated fair market value without giving effect to any discount for lack of liquidity, lack of registered securities, or the fact that the securities represent a minority of the total shares outstanding. As required by SEC accounting standards the Company is recognizing the potential future redemption value of the Redeemable Warrants by recording accretion of the Redeemable Warrant to its estimated fair market value at February 3, 2008 using the effective interest method. In the event the Redeemable Warrant is exercised and used to purchase the common stock of the Company or expires, the redemption provisions terminate and amounts accreted would be reversed as a reduction of the losses applicable to common stock in measuring results of operations of the Company. Accretion recorded in the first quarter of 1998 was $73,992.

     The 11 3/4% Notes are redeemable by the Company, in whole or in part, anytime on or after February 15, 2003, at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity, plus accrued and unpaid interest on and after February 15, 2006. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the principal amount at maturity of the 11 3/4% Notes in connection with a public equity offering at 111.750% of the

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES accreted value on the redemption date; provided that at least $289.3 million aggregate principal amount at maturity of the 11 3/4% Notes remains outstanding after such redemption.

     The 11 3/4% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, issue or sell capital stock, create liens, sell assets, and enter into transactions with any holder of 5% or more of any class of capital stock of the Company or any of its affiliates. The Company was in compliance with all such restrictive covenants at March 31, 1998.

5. LEGAL MATTERS:

     On August 29, 1997, WorldCom, Inc. ("WorldCom") sued the Company and two individual employees. In its complaint, WorldCom alleges that these employees violated certain noncompete and nonsolicitation agreements by accepting employment with the Company and by soliciting then current WorldCom employees to leave WorldCom's employment and join the Company. In addition, WorldCom claims that the Company tortiously interfered with WorldCom's relationships with its employees, and that the Company's behavior constituted unfair competition. WorldCom seeks injunctive relief and damages, although it has filed no motion for a temporary restraining order or preliminary injunction. The Company denies all claims and will vigorously defend itself. The Company does not expect the ultimate outcome to have a material adverse effect on the results of operations or financial condition of the Company and an estimate of possible loss cannot be made at this time.

     On October 7, 1997, the Company filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom did not move to dismiss the attempted monopolization claim, but has moved to dismiss the abuse of process and unfair competition claims. On March 4, 1998, the court dismissed the claim for unfair competition.

6. RELATED PARTIES:

     The Company is a majority owned subsidiary of Allegiance LLC. As of March 31, 1998, and December 31, 1997, Allegiance LLC has made aggregate capital contributions to the Company of approximately $49.9 million and $29.6 million, respectively. Allegiance LLC may continue to make additional capital contributions to the Company as discussed in Note 3 to these financial statements, but no such contributions will be required after the Company consummates an initial public offering of its stock. Certain investors in Allegiance LLC are also employees of the Company. Upon an initial public offering by the Company, a sale of the Company or liquidation or dissolution of the Company, Allegiance LLC will dissolve and its assets (which are expected to consist almost entirely of capital stock of the Company) will be distributed to the institutional investors and employee investors of Allegiance LLC in accordance with an allocation formula calculated immediately prior to such dissolution. The Company will account for any increase in the allocation of assets to the employee investors in Allegiance LLC in accordance with generally accepted accounting principles and SEC regulations in effect at the time of such increase, and this will result in a charge to the Company's earnings (see Note
10).

     As the estimated fair market value of the Company has exceeded the price at which units of Allegiance LLC have been sold to management employees since the foundation of the Company, the Company has recognized deferred compensation of $9,436,950 and $977,632 at March 31, 1998 and December 31, 1997, respectively, of which $650,911 and $40,735 has been amortized to expense at March 31, 1998 and December 31, 1997, respectively. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated which expires over a four year period from the date of issuance. During 1998 and 1997, the Company paid all

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES organizational and legal fees of Allegiance LLC, the amount of which was not material. No amounts are due from Allegiance LLC at March 31, 1998, or December 31, 1997.

     In connection with the Unit Offering (see Note 4), the Company incurred approximately $4.4 million in fees to an affiliate of an investor in Allegiance LLC.

7. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various operating lease agreements, with expirations through 2007, for office space and equipment. Future minimum lease obligations related to the Company's operating leases as of March 31, 1998 are as follows:

1998.............................................  $1,199,679
1999.............................................   1,588,907
2000.............................................   1,597,751
2001.............................................   1,160,961
2002.............................................   1,119,128
Thereafter.......................................   4,743,351

     Total rent expense for the three months ended March 31, 1998, was $331,862 and for the period from inception (April 22, 1997), to December 31, 1997, was $212,053.

     In October 1997, the Company entered into a five-year general agreement with Lucent Technologies, Inc. ("Lucent") establishing terms and conditions for the purchase of Lucent products, services, and licensed materials. This agreement includes a three-year exclusivity commitment for the purchase of products and services related to new switches. The agreement contains no minimum purchase requirements.

8. FEDERAL INCOME TAXES:

     The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Company's financial statements. The Company had approximately $2,916,156 and $460,475 of net operating loss carryforwards for federal income tax purposes at March 31, 1998 and December 31, 1997, respectively. The net operating loss carryforwards will expire in the years 2012 and 2013 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at March 31, 1998, and December 31, 1997, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

     The Company's deferred tax assets and the changes in those assets are:

                                               DECEMBER 31,                  MARCH 31,
                                                   1997         CHANGE         1998
                                               ------------    ---------    -----------
Start-up costs capitalized for tax
  purposes...................................  $ 1,025,959     $ (59,848)   $   966,111
Net operating loss carryforwards.............      156,562       834,932        991,494
Valuation allowance..........................   (1,182,521)     (775,084)    (1,957,605)
                                               -----------     ---------    -----------
                                               $        --     $      --    $        --
                                               ===========     =========    ===========

     Amortization of the original issue discount on the Notes as interest expense is not deductible in the income tax return until paid.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     Under existing income tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a five-year period for tax purposes.

9. STOCK OPTION PLAN:

     The Company has a stock option plan (the "Plan") under which it grants options to purchase Common Stock. The options granted have a term of six years and vest over a three-year period. As of March 31, 1998, and December 31, 1997, 5,000 shares of Common Stock are reserved for issuance under the Plan.

     The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations in accounting for the Plan. Had compensation cost for the Plan been determined based on the fair value of the options as of the grant dates for awards under the Plan consistent with the method prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's net loss would have increased to the pro forma amount indicated below. The Company estimated the fair value of each option grant using the minimum value method permitted by SFAS No. 123 for entities not publicly traded. The Company utilized the following assumptions in the calculations for March 31, 1998, and December 31, 1997: weighted average risk-free interest rates of 5.88% and 6.06%, respectively, expected life of six years, and no dividends being paid over the life of the options.

                                                             MARCH 31,     DECEMBER 31,
                                                                1998           1997
                                                             ----------    ------------
Net loss -- As reported....................................  $8,395,214     $3,687,960
Net loss -- Pro forma......................................  $8,409,836     $3,698,012

     A summary of the status of the Plan as of March 31, 1998, and December 31, 1997, is presented in the table below:

                                              MARCH 31, 1998             DECEMBER 31, 1997
                                        --------------------------   --------------------------
                                                  WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                        SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                        -------   ----------------   -------   ----------------
Outstanding, beginning of period......      444      $1,052.63            --      $      --
Granted...............................      314       1,052.63           444       1,052.63
Exercised.............................       --             --            --             --
Forfeited.............................     (131)      1,052.63            --             --
                                        -------                      -------
Outstanding, end of period............      627      $1,052.63           444      $1,052.63
                                        =======                      =======
Options exercisable at period-end.....       --                           --
                                        =======                      =======
Weighted average fair value of options
  granted.............................  $314.25                      $320.85
                                        =======                      =======

     As of March 31, 1998, the 627 options outstanding under the Plan have an exercise price of $1,052.63 and a weighted average remaining contractual life of
5.6 years. As of December 31, 1997, the 444 options outstanding have an exercise price of $1,052.63 and a weighted average remaining contractual life of 5.8 years.

     As the estimated fair market value of the Company stock exceeded the exercise price of the options granted, the Company has recognized deferred compensation expense of $2,559,281 and $2,030,705 at March 31, 1998 and December 31, 1997, of which $328,030 and $169,225 has been amortized to expense at March 31, 1998 and December 31, 1997, respectively over the vesting period of the options. As of March 31, 1998, the Company has reversed $599,149 of deferred compensation related to options forfeited.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

10. SUBSEQUENT EVENTS:

CAPITAL LEASE

     On May 29, 1998, the Company signed a capital lease agreement for three, four-fiber rings at an expected total cost of $3,485,000 for a term of ten years with a renewal term of ten years.

PUBLIC STOCK AND NOTE OFFERINGS

     The Company will seek to raise approximately $200.0 million of gross proceeds in an initial public offering of Common Stock (the "Equity Offering") and an additional $290.0 million of gross proceeds in an offering of Senior Notes due 2008 (the "Debt Offering") of which approximately $88.0 million will be required to be placed in a pledged account to secure and fund the first six scheduled payments of interest on the notes.

     The Fund Investors and Management Investors currently own 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, an entity that owns substantially all of the Company's outstanding capital stock. If the Equity Offering is consummated, Allegiance LLC will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement. The LLC Agreement provides that the Equity Allocation between the Fund Investors and the Management Investors will range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of the Company's Common Stock implied by the Equity Offering. Based upon the current valuation of the Company's Common Stock implied by the Equity Offering, the Equity Allocation will be 66.7% to the Fund Investors and 33.3% to the Management Investors. Under generally accepted accounting principles, upon the consummation of the Equity Offering, the Company will be required to record the increase (based upon the valuation of the Common Stock implied by the Equity Offering) in the assets of Allegiance LLC allocated to the Management Investors as an increase in additional paid-in capital, a portion of which will be recorded as a non-cash, non-recurring charge to operating expense and a portion of which will be recorded as a deferred management ownership allocation charge. The deferred charge will be amortized over 1998, 1999, 2000 and 2001, which is the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated. Based upon the Common Stock valuation estimated in the Equity Offering, the total management ownership allocation charge is estimated to be $232.7 million.

     In connection with the consummation of the Equity Offering, the outstanding shares of Preferred Stock will be converted to Common Stock and the obligation of Allegiance LLC to make additional capital contributions to the Company (and the obligation of the members of Allegiance LLC to make capital contributions to
it) will terminate. Upon such conversion of the Preferred Stock, the obligation of the Company to redeem the Preferred Stock also terminates and, therefore, the Preferred Stock dividends accrued to the date of the Equity Offering will be reclassified to additional paid-in capital in the stockholders' equity section of the balance sheet.

                        (ALLEGIANCE TELECOM, INC. LOGO)